FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT  NO.          DESCRIPTION

99.1                            Technical Report on the Orosi Mine, dated June 26, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: March 23, 2009	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

TECHNICAL REPORT ON THE OROSI MINE, NICARAGUA PREPARED FOR CENTRAL SUN MINING INC.

NI 43-101 Report

Authors:
Jason J. Cox, P.Eng.
Peter A. Lacroix, P.Eng.
David A. Ross, P.Geo.
John C. Rust

June 26, 2008

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

TABLE OF CONTENTS

PAGE

LIST OF TABLES

PAGE

LIST OF FIGURES

PAGE

LIST OF APPENDIX FIGURES & TABLES

PAGE

1 SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Central Sun Mining Inc. (CSM) to prepare an independent Technical Report on the Orosi Mine, located in Nicaragua. The purpose of this report is to summarize the results of a recently completed Definitive Feasibility Study (DFS), including new Mineral Resource and Mineral Reserve estimates, and a change in processing from heap leaching to conventional milling. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Central Sun Mining Inc. is a gold producer with mining and exploration activities focused in Nicaragua. Previously known as Glencairn Gold Corporation, CSM owns Desarollo Minero de Nicaragua, S.A. (DESMINIC), the owner and operator of the Orosi Mine, previously known as La Libertad Mine. Past mining has been carried out by contractor in the Mojón and Esmeralda pits, utilizing hydraulic shovels and small haul trucks to move ore and waste. The mine produced gold using heap leach processing from July 1997 until March 2007, when mining was suspended in order to change over to conventional milling to improve gold recovery. Operations are scheduled to resume in April 2009, at a rate of 4,200 tonnes per day (tpd) ore.

Currently, the major assets and facilities associated with the project are:

- Mojón, Crimea, and Santa María deposits, located along two parallel mineralized trends.
- The physical plant site including existing open pits, waste dumps, site roads, crushing circuit, adsorption/desorption/refinery (ADR) plant, maintenance workshops, warehousing, and administration buildings.
- Facilities providing basic infrastructure to the mine, including: electric power, heat, water treatment and supply, and sewage treatment.
- Process equipment and supplies associated with construction of the new mill.
- Access by highway and gravel roads to Managua.

CONCLUSIONS AND RECOMMENDATIONS

In Scott Wilson RPA's opinion, the Orosi mill upgrade project has been advanced by CSM in a reasonable and professional manner. The Definitive Feasibility Study (DFS) indicates positive economic results can be obtained by conversion of the processing facilities from heap leaching to conventional milling.

Scott Wilson RPA recommends that CSM continue with development and construction of a conventional mill for the Orosi Mine, and resume operations, as detailed in the DFS. The budget for the Project is equal to the pre-production capital cost estimate of $41.1 million, less expenditures to date.

The current Mineral Resource estimate for the Orosi Mine is comprised of two components: the unmined portions of the epithermal gold deposits; and the previously-mined material that has been crushed and processed by conventional heap-leach methods. Significant quantities of Mineral Resources exist exclusive of Mineral Reserves, and there is good potential for future conversion to Mineral Reserves, particularly in the event of higher gold prices.

Metallurgical testwork and batch process tests at Limón Mine indicate that a gold recovery of 90% can be achieved from open pit ore, assuming a grind size of 100 microns and 36 hour leach retention time. Testwork and process modelling on spent-ore indicates that a gold recovery of 80% can be achieved, and that spent-ore can be processed as an incremental addition to mill feed, since it requires less crushing and grinding than open pit ore. Tests indicate that the Orosi Mine ore may be a good candidate for gravity concentration. No lab gravity tests have been completed to date, however, gold grades from samples collected during the test indicate the circulating load in the grinding circuit has a much higher grade than the feed material.

Mining is anticipated to be similar to past operations at Orosi Mine, utilizing an open pit mining contractor. In Scott Wilson RPA's opinion, there is a risk of cost increases when the mining contract is re-negotiated.

The Life of Mine Plan (LOMP) for Orosi indicates that Mineral Reserves of 11.0 million tonnes, at an average grade of 1.44 g/t Au, will be mined over eight years, starting in April 2009. Gold production is projected to total 443,000 ounces. Cash costs are projected to average $441 per ounce, excluding royalties and taxes. The economic analysis is most sensitive to gold price.

An Environmental Impact Assessment (EIA) for the mill upgrade project has been completed, submitted, and approved. The EIA concluded that, given proper design and management, the Project should not present significant negative social or environmental impacts to the region.

CSM's land holding within La Libertad district offers excellent exploration potential and considerably more exploration work is warranted. Development of a substantial work program is recommended, which may include geophysical and geochemical surveys, trenching, mapping, prospecting, and drilling.

Further to the main recommendations discussed above, Scott Wilson RPA recommends that:

- An external audit of the policies, procedures and equipment at the Orosi lab be made.
- The mine adopt a rigorous system designed to track and record production, and reconcile results with the Mineral Resource/Mineral Reserve estimates.
- Additional metallurgical testwork be completed to optimize mill performance.

ECONOMIC ANALYSIS

An after-tax cash flow projection has been generated from the Life of Mine production schedule, and capital and operating cost estimates. A summary of the key criteria is provided below, and the cash flow projection is shown in Table 1-1.

PRODUCTION

- Mineral Reserves of 11.0 Mt, at a grade of 1.44 g/t Au, consisting of
  - 6.1 Mt of open pit ore, at a grade of 1.91 g/t Au, and strip ratio of 6.0 to 1
  - 4.9 Mt of spent-ore, at a grade of 0.85 g/t Au.

- Production starting in Q1 2009, continuing to Q2 2016.
- Ramp up to full production by the end of 2009.
- Production of 1.5 Mt milled per year (4,200 tonnes per day) to mid-2014, consisting of 3,500 tpd open pit ore, plus 700 tpd spent-ore.
- Production of 1.8 Mt milled per year (5,000 tonnes per day) for two additional years (to mid-2016), consisting entirely of spent-ore.
- Mill recovery of 90% for open pit ore, and 80% for spent-ore

REVENUE

- Gold price declining from near-current prices to long-term forecasts over time
  - $800 per ounce for 2009 to 2011, and
  - $750 per ounce thereafter.
- Refining and transportation charges of $175,000 per year.
- Municipal tax of 2% of gross gold value.
- Royalties totaling 5% of gross gold value.

COSTS

- Mine life capital totalling $46.8 million, consisting of
  - $12.8 million in sunk costs, as of January 31, 2008
  - $28.4 million in pre-production costs
  - $5.6 million in sustaining capital over the entire mine life.
- Average LOMP unit operating costs of
  - Mining $ 1.49 per tonne moved
  - Mining $ 9.52 per tonne open pit ore
  - Spent-Ore $ 1.70 per tonne of spent-ore

  - Mining $ 5.77 per tonne milled
  - Spent Ore $ 0.75 per tonne milled
  - Processing $ 9.82 per tonne milled
  - G&A $ 1.27 per tonne milled
  - Total $17.61 per tonne milled

CASH FLOW ANALYSIS

Cash flow results have been evaluated for two cases, on a Total Project basis, and going forward from January 31, 2008 (with costs previous to that considered as sunk). Differences between the two cases include $12.8 million in sunk capital costs, and a change in timing for purposes of discounted cash flow evaluation.

For the Total Project, the undiscounted after-tax cash flow totals $76.0 million over the mine life, and simple payback occurs by mid-2011 (2.4 years). The internal rate of return (IRR) is 34.3%. Net Present Values (NPVs) at various discount rates are as follows:

- NPV at 2% $65.0 million
- NPV at 5% $51.3 million
- NPV at 8% $40.4 million

Going forward from January 31, 2008, the undiscounted after-tax cash flow totals $88.7 million over the mine life, and simple payback occurs by late 2010 (1.8 years). The IRR is 62.0%. NPVs at various discount rates are as follows:

- NPV at 2% $79.1 million
- NPV at 5% $66.7 million
- NPV at 8% $56.4 million

TABLE 1-1 PRE-TAX CASH FLOW SUMMARY

Central Sun Mining Inc. – Orosi DFS

YEAR			YR -3 2006	YR -2 2007	YR -1 2008	YR 1 2009	YR 2 2010	YR 3 2011	YR 4 2012	YR 5 2013	YR 6 2014	YR 7 2015	YR 8 2016	TOTAL
Production		Days				259	365	365	366	365	365	365	184	
Open Pit Ore		'000 t				692	1,238	1,243	1,244	1,242	544	-	-	**6,105**
Gold Grade		g/t				2.23	2.13	1.87	1.84	2.13	0.80	-	-	**1.91**
Total Waste		'000 t				6,554	12,446	8,006	7,066	2,495	-	-	-	**36,566**
B.R.						11.1	10.0	6.4	5.7	2.0	-	-	-	**6.0**
Spent Ore - Leach Pad		'000 t				117	249	249	249	249	1,109	1,776	917	**4,912**
Gold Grade		g/t				1.00	1.00	1.00	1.00	1.00	0.83	0.81	0.80	**0.85**
Processing														
Total Milled		**'000 t**				**789**	**1,488**	**1,492**	**1,493**	**1,491**	**1,653**	**1,775**	**917**	**11,817**
Gold Grade		**g/t**				**2.02**	**1.94**	**1.72**	**1.70**	**1.94**	**0.82**	**0.81**	**0.80**	**1.44**
Recovery														
Open Pit Ore	90.0%	%				90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	**90.0%**
Spent Ore	80.0%					80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	**80.0%**
Refinery Recovery	99.5%	%				99.5%	99.5%	99.5%	99.5%	99.5%	99.5%	99.5%	99.5%	**99.5%**
Payable Gold		ozs				40,950	82,230	73,168	72,329	82,583	36,215	36,723	18,677	**442,875**
Revenue														
Gold Price	800	**US$/oz**				**800**	**800**	**800**	**750**	**750**	**750**	**750**	**750**	**$767**
Gross Value		US$ '000				32,760	65,784	58,535	54,247	61,937	27,161	27,542	14,008	**$341,974**
Refining & Transport		US$ '000				87	175	175	175	175	175	175	175	**$1,312**
Municipal Tax	2%	US$ '000				655	1,316	1,171	1,085	1,239	543	551	280	**$6,839**
Royalty	5%	US$ '000				1,638	3,289	2,927	2,712	3,097	1,358	1,377	700	**$17,099**
Total Revenue		**US$ '000**				**30,379**	**61,004**	**54,262**	**50,274**	**57,427**	**25,085**	**25,439**	**12,852**	**$316,723**
Costs														
Capital Costs			Incurred to 31 Jan 2008											
Process Plant		US$ '000		7,388	2,134	460	-	-	-	-	-	-	-	**$9,982**
Power		US$ '000		81	2,115	2,115	-	-	-	-	-	-	-	**$4,312**
Tailings		US$ '000		50	6,223	-	-	-	-	-	-	-	-	**$6,273**
Site Services		US$ '000		2,844	460	-	-	-	-	-	-	-	-	**$3,303**
Indirects (incl. Freights & Permits)		US$ '000		2,403	10,285	2,781	-	-	-	-	-	-	-	**$15,468**
Contingency		US$ '000			1,363	461	-	-	-	-	-	-	-	**$1,804**
Sustaining		US$ '000				789	838	889	889	1,189	889	889	(750)	**$5,625**
Total		**US$ '000**		12,786	22,570	6,586	838	889	889	1,189	889	889	(750)	**$46,768**
Operating Costs														
Open Pit Mining		US$ '000				10,873	20,236	13,903	12,569	6,054	-	-	-	**$63,514**
Spent Ore		US$ '000				48	103	103	103	103	2,741	3,507	1,623	**$8,331**
Processing		US$ '000				7,244	15,198	15,230	15,245	15,227	15,692	16,023	8,305	**$108,172**
G&A		US$ '000				1,468	1,962	1,957	1,957	1,962	1,857	1,857	962	**$13,971**
Total Operating Costs		**US$ '000**				19,633	37,498	31,281	29,874	23,140	20,290	21,388	10,890	**$193,988**
Unit Costs														
Open Pit Mining		US$/t moved				1.52	1.48	1.51	1.51	1.57	-	-	-	**$1.49**
Open Pit Mining		US$/t milled				15.33	13.60	9.37	8.42	3.93	-	-	-	**$5.77**
Spent Ore		US$/t spent ore				0.41	0.41	0.41	0.41	0.41	2.47	1.98	1.77	**$1.70**
Spent Ore		US$/t milled				0.07	0.07	0.07	0.07	0.07	1.66	1.98	1.77	**$0.76**
Processing		US$/t milled				10.22	10.21	10.21	10.21	10.21	9.50	9.03	9.05	**$9.82**
G&A		US$/t milled				2.07	1.32	1.31	1.31	1.31	1.12	1.05	1.05	**$1.27**
Total		**US$/t milled**				27.69	25.20	20.97	20.02	15.52	12.28	12.05	11.87	**$17.61**
Cash Costs														
Total Cash Cost		US$/oz				528	514	486	468	335	618	640	645	**$495**
Capital Cost		US$/oz												**$106**
Total Production Cost		US$/oz												**$601**
Total Costs		**US$ '000**		12,786	22,570	26,229	38,332	32,170	30,763	24,329	21,179	22,277	10,140	**$26,291**
Cash Flow														
Operating Margin		**US$ '000**				10,747	23,511	22,981	20,401	34,287	4,795	4,052	1,962	**$122,735**
After-Tax Net Cash Flow		**US$ '000**		(12,786)	(22,570)	4,151	22,672	22,092	19,512	33,097	3,906	3,162	2,712	**$75,967**
Cumulative		**US$ '000**		(12,786)	(35,336)	(31,185)	(8,514)	13,578	33,090	66,187	70,093	73,255	75,967	
Payback		**years**												**2.4**
NPV			Total Project		Going Forward (from 31 Jan 2008)									
	0%	**US$ '000**	**$75,967**		**$88,733**									
	2%	**US$ '000**	**$65,000**		**$79,066**									
	5%	**US$ '000**	**$51,346**		**$68,679**									
	8%	**US$ '000**	**$40,388**		**$56,376**									
IRR		**%**	**34.3%**		**67.8%**									

The cash flow projection was also examined at an approximate current spot price of $900 per ounce. For the Total Project case, the undiscounted after-tax cash flow totals $128.6 million over the mine life, the IRR is 48.8%, and the NPV at a 5% discount rate is $90.3 million. For the going forward case, the undiscounted after-tax cash flow totals $141.4 million over the mine life, the IRR is 85.4%, and the NPV at a 5% discount rate is $107.6 million.

LOMP average annual gold production is 59,000 ounces, peaking at 83,000 ounces during open pit mining. Cash costs, excluding taxes and royalties, average $441 per ounce, consisting of $405 per ounce for open pit mining, and $580 per ounce for spent-ore. Total Cash Costs, as defined by the Gold Institute (including taxes and royalties) are $495 per ounce. Total Production Costs (including capital) are $601 per ounce for the Total Project case, or $572 per ounce for the going forward case.

SENSITIVITIES

NPV sensitivities were tested using a 5% discount rate. Gold price, open pit and spent-ore grades, capital cost, and operating costs were varied 10% to 20% above and below the Total Project case. Process recovery was varied by adding/subtracting 1% or 2%. Results are shown graphically in Figure 1-1, and summarized in Table 1-2.

FIGURE 1-1 SENSITIVITY ANALYSIS


NPV @ 5% (US$ million)
$120
$100
$80
$60
$40
$20
$-
-20%
-10%
Total Project Case
+10%
+20%
Pit Grade
SO Grade
Recovery
Au Price
Capex
Opex

The Project is most sensitive to gold price, followed in order by open pit grade, operating costs, process recovery, spent ore grade, and capital cost. The gold price sensitivity ranges from the Mineral Reserve price of $625 per ounce, to the approximate current spot price of $900 per ounce. The open pit grade sensitivity ranges from the lowest-grade individual pit (the Zopilote area of the Mojón pit) to the highest-grade individual pit (Santa María). Operating cost upside may be realized through reductions in stripping ratio and achieving higher throughput of spent ore, while downside may occur due to renegotiation of a contract for open pit mining. The process recovery sensitivity covers the range of results obtained in testwork for optimizing grind size and leach retention time. The spent-ore grade sensitivity represents the range of possible grades from individual sources, from the current heap leach pad material (1.02 g/t Au) to certain cells from pre-CSM operations (0.68 g/t Au). Potential upside in the spent-ore grade may be realized by further work on screening efficiency.

TABLE 1-2 SENSITIVITY ANALYSES
Central Sun Mining Inc. – Orosi

Parameter Variables	Units	-20%	-10%	Base	+10%	+20%
Gold Price	US$/oz	613	690	767	843	920
Open Pit Grade	g/t Au	1.53	1.72	1.91	2.10	2.29
Spent-Ore Grade	g/t Au	0.68	0.77	0.85	0.94	1.02
Recovery	%	83	85	87	89	91
Operating Cost	US$/t	14.09	15.85	17.61	19.37	21.13
Total Capital Cost	$ millions	40	43	47	50	54

NPV at 5%	Units	-20%	-10%	Base	+10%	+20%
Gold Price	$ millions	3	27	51	75	99
Open Pit Grade	$ millions	14	33	51	70	89
Spent-Ore Grade	$ millions	41	46	51	57	62
Recovery	$ millions	41	46	51	57	62
Operating Cost	$ millions	80	66	51	37	22
Total Capital Cost	$ millions	57	54	51	48	45

TECHNICAL SUMMARY

The Orosi Mine site is located in the municipal area of La Libertad, Chontales Department, Republic of Nicaragua, approximately 110 km due east of Managua, the capital city of Nicaragua. Present access to the mine site from Managua is via a well maintained paved highway to Juigalpa (201 km), and subsequently via a gravel road (30 km) traveling eastward to the village of La Libertad.

LAND TENURE

Central Sun Mining Inc. is a publicly registered company that trades in the Toronto Stock Exchange (TSX) under CSM and CSM:WT and in the New York Stock Exchange as SMC. CSM is owner of Desarollo Minero de Nicaragua, S.A. (DESMINIC). DESMINIC is the Landlord with legitimate possession and ownership of all the land

where mining concessions are granted at Orosi; which together comprise La Libertad and Buenaventura concessions.

The mining concession was granted in August 31, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RN-MC/94. The principal obligations under the Ministerial Accord include the payment annually of surface taxes, and a net 3.0 percent royalty on gross production revenues. Another royalty interest was granted to a corporation formed by La Libertad workers (IMISA), equal to 2.0 percent of the total production of gold and silver from La Libertad Exploitation Concession. The total royalty payable on Orosi Mine production is 5.0 percent.

SITE INFRASTRUCTURE

The Orosi Mine is currently active, in a construction phase. The mine and process facilities normally operate year round, with short delays during the worst of the wet season. The mine currently generates its own electrical power using four on-site diesel generators and has a distribution system. The mine will be connected to the national electric grid as part of the switch from heap leaching to conventional milling. The mine uses a local water supply.

Open pit mining of both ore and waste has been undertaken by an independent mining contractor using the contractor's equipment fleet. Drilling and blasting for mining will be added to the contractor's scope of work for future operations. The mine operation maintains a local road system to service the operations needs.

HISTORY

Mining and ranching have been the main economic activities in the area. Prior to the Sandinista period, Nicaragua was an important contributor in the Central American gold market. In November 1979, the Sandinista government nullified all mining concessions issued by the previous administration and nationalized all mining companies operating in the country.

Mining operations at La Libertad were sporadic until the mine was privatized in 1994. Effective August 26, 1994, Greenstone Resources Canada Ltd. (Greenstone) purchased an interest in the mine, and formed a new company called Minera Nicaragüence S.A. (MINISA). The new company was formed with the purpose of developing a large-scale gold mining operation out of the small La Libertad operation.

Greenstone completed a feasibility study in 1995, acquired the remaining interest in the mine in 1996, and resumed operation in 1997, using heap leach processing to recover gold. Greenstone operated the mine from 1997 to mid-1999, mining 3.1 million tonnes, at a grade of 1.9 g/t Au, and producing 103,000 ounces of gold.

By 1999, GRENICA was suffering financial difficulties, and all mining and exploration activities at La Libertad ceased in August of that year. Leslie Coe, an individual investor, acquired the mine by repaying Greenstone's debt to vendors. The name of the new company was Desarollo Minero de Nicaragua S.A. (DESMINIC). In early 2001, DESMINIC rehabilitated the heap leach operation at La Libertad, and resumed operations.

Operations from 2001 to 2007 were mostly continuous, with some temporary shutdowns reported as being for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. Significant production was also achieved from the Esmeralda structure located parallel to and immediately south of the Mojón pits. Mine production for 2001 to March, 2007 totalled 6.7 Mt, at a grade of 1.66 g/t Au, producing 207,000 ounces.

Ownership of DESMINIC passed through several companies via merger and acquisition, until July 6, 2006, when Glencairn Gold Corporation (Glencairn) purchased a 100% interest in La Libertad Mine.

AMEC conducted testwork and studied potential for conversion of the heap leach process to conventional milling for Glencairn, completing a scoping study in May 2007. Results were positive, and open pit mining was halted in March 2007 in order to proceed

with the process upgrade. Glencairn commissioned a feasibility study, and investigated sources of mill equipment.

Glencairn underwent a name change to Central Sun Mining Inc. on November 29, 2007. Along with the corporate name change, the La Libertad operation was renamed Orosi.

GEOLOGY

La Libertad gold district covers an area approximately 150 km^2, and lies within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups. The Oligocene to Miocene age Matagalpa Group consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic to intermediate lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing low-sulphidation epithermal quartz veins in La Libertad gold district. The district has been explored by prospectors, small scale miners, and mining companies for the last 150 years. The Orosi Mine area is the only segment of the district to have been explored at significant depth. CSM's land holdings offer an excellent opportunity to discover additional mineralization at similar grades as has been mined at the Orosi Mine.

Gold mineralization at Orosi is contained within vein sets along two parallel trends separated by approximately 500 m. The Mojón-Crimea Trend is nearly four kilometres long, strikes 065° and dips on average 80° to the southeast. The down-dip dimension is commonly on the order of 200 m to 250 m. The massive quartz veins and adjacent stockwork/stringer zones range in width from 2 m to 70 m for an average of 15 m, often narrowing at depth. The Santa Mariá-Esmeralda Trend is discontinuous, with the Santa Mariá and Esmeralda veins separated by approximately 1,000 m. The Santa Mariá vein averages 10 m wide and is approximately 450 m long. The Esmeralda Vein has been mined out. Additional mineralization at Orosi is contained within previously-mined material that has been crushed and partly processed by heap-leach methods.

METALLURGICAL TESTWORK

Ore at the Orosi Mine project has historically been processed using on/off heap leach pads. The ore was crushed to minus 1 ½ inch, agglomerated with cement, and conveyed to the leach pad. The ore was leached for 120 days, followed by a rinse cycle to remove the free cyanide. After the ore was rinsed it was removed from the leach pad and placed in a spent-ore discard pile. The mine was historically plagued by low gold recovery, averaging approximately 45%.

Laboratory testwork, completed on site at Orosi Mine and confirmed at SGS's lab in Lakefield, indicate an estimated gold recovery of 90%, assuming a grind size of 100 microns and 36 hour leach retention time. In addition to the testwork, 4,500 tonnes of Orosi Mine ore was processed at CSM's Limón mill, with results confirming the testwork conclusions. Testwork on spent-ore samples indicates that a recovery of 80% is achievable.

MINERAL RESOURCES AND MINERAL RESERVES

DATA VERIFICATION – QAQC PROGRAMS

Data from both reverse circulation (RC) and diamond drilling were used to estimate Mineral Resources. More than 90% of the total metres drilled is RC drilling. The majority of the diamond drilling was completed by CSM in 2006 and 2007. Except for those samples deemed unreliable for modelling, all RC and core sample assays are included in the Mineral Resource estimation. Unreliable samples included those with suspected survey errors, strong down-the-hole deviations, or suspected contamination.

External audit of QA/QC data indicated a bias in the low to medium grade fractions of the RC drill results, however, differences in overall means of original and check assays are not considered statistically significant. For the data that Scott Wilson RPA reviewed, original assays varied from 14% lower to 6% higher than the check assays, depending on the lab. In considering the suitability of the data for use in resource estimation, it is Scott Wilson RPA's opinion that, while local areas may be impacted by the differences in the various grade fractions, overall estimates are reasonable.

MINERAL RESOURCES

The current Mineral Resource estimate for Orosi is comprised of two components: the unmined portions of the Orosi epithermal gold-silver deposits outlined thus far by drilling; and the previously-mined material that has been crushed and processed by conventional heap-leach methods (spent-ore). The former is based on a three-dimensional block model, with individual outlines of zones or lenses interpreted from geological data derived from drill logs, trenches, and other geological information. The spent-ore estimates are derived from production records, physical surveys and sampling from trenching and drilling.

Table 1-3 provides a summary of the Mineral Resources for the Indicated and Inferred classifications, as estimated by Scott Wilson RPA. Since estimates for both Mineral Resources and Mineral Reserves are reported, Mineral Resources are stated exclusive of Mineral Reserves. The resources have also been limited to the boundaries of an economic outline determined through pit optimization using US$800 per ounce Au. The starting surface for the optimization was the design pit that contains the Mineral Reserves. Additional mineralization exists outside the boundaries of the economic outline that may be amenable to mining and process methods not considered in this analysis. The area known as Esmeralda has been excluded from the tabulation since it is CSM's intent to use this area as a waste dump.

TABLE 1-3 MINERAL RESOURCE ESTIMATES

Central Sun Mining Inc. – Orosi DFS

Location	Indicated Resources			Inferred Resources		
	kt	g/t Au	koz Au	kt	g/t Au	koz Au
Mojón	2,413	1.35	104	84	1.40	4
Crimea	1,676	1.56	84	152	1.62	8
Santa María	188	2.85	17	8	2.20	1
Spent-Ore	-	-	-	3,140	0.70	71
TOTAL	**4,276**	**1.50**	**206**	**3,384**	**0.76**	**83**

Notes:

1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are exclusive of Mineral Reserves.
3. Remaining as at January 1, 2008 (physical survey March 31, 2007)
4. Mineral Resources are estimated at a block cut-off grade of 0.56 g/t Au.
5. Cut-off grade is based on a gold price of US$800/oz and metallurgical recovery of 90% for unmined material, and 80% for spent-ore.
6. Numbers may not add due to rounding.

MINERAL RESERVES

Mineral Reserve estimates were prepared by Scott Wilson RPA. Mineral Reserves consist of open pit designs for an expansion of the existing Mojón pit, new pits in the Crimea and Santa María areas, and spent-ore sources included in the LOMP. Mineral Reserves are summarized in Table 1-4.

TABLE 1-4 MINERAL RESERVES
Central Sun Mines Inc. – Orosi DFS

Location	Category	Tonnes ('000s)	Grade (g/t Au)	Contained Ounces
Mojón	Probable	2,978	1.66	158,700
Crimea	Probable	2,210	1.98	140,500
Santa María	Probable	917	2.56	73,400
Spent-Ore	Probable	4,912	0.85	134,900
Total	**Probable**	**11,017**	**1.44**	**509,500**

Notes:
1. CIM definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated at a block cut-off grade of 0.72 g/t Au.
3. Mineral Reserves are estimated using an average long-term gold price of US$625 per ounce.
4. A selective mining unit of 6.25 m x 6.25 m x 6.00 m was used, with grades diluted to full blocks of that size.
5. Numbers may not add due to rounding.

Estimates were initially carried out using Lerchs-Grosmann analysis via Whittle software, to determine the approximate shape of a near-optimal pit shell, based on applied cut-off grade criteria and pit slopes. These shells were generated from the block model described above, and economic and physical criteria. Open pit designs were generated from the optimized pit shells, with ramping, minimum bench widths, and adjustments for real world physical constraints. The results were scheduled in the LOMP, and determined to be economic, under the revenue and cost assumptions of the DFS.

MINE OPERATIONS

OPEN PITS

Mining has been carried out in the past by contractor, utilizing hydraulic shovels and small haul trucks to move ore and waste.

Mineral Reserves total 6.1 million tonnes of open pit ore, at a grade of 1.91 g/t Au, and 4.9 million tonnes of spent-ore, at a grade of 0.85 g/t Au. The strip ratio for open pit mining averages 6.0 tonnes of waste per tonne of ore.

Mining will take place in three open pits, Mojón, Crimea, and Santa María, with a combined production rate of 3,500 tpd ore. Mill feed will be supplemented with 700 tpd of spent-ore, for a total of 4,200 tpd.

The ultimate pit designs incorporate ramp accesses, smooth abrupt changes in the pit walls, remove areas that are too small to operate in, and apply stricter adherence to the geotechnical parameters. In the Whittle analysis the pit slopes were defined in general terms using overall slope angles that varied by sector. The ultimate pit designs feature berms and wall faces that equal the overall angles in total. Some benches in the bottoms of the pit shells were eliminated because they were too small for equipment operation.

Haul roads were designed to take advantage of existing site roads and ramps, and to minimize haul distances to waste dumps or to the crusher. Grades of the haul roads are consistent with past practice, and suitable for the mining equipment typically used by local contractors.

Existing waste dumps between the Mojón and Esmeralda pits, and north of the Mojón pit, have sufficient capacity to store mined waste accumulated over the mine life. Additional capacity is available within the Esmeralda pit, which currently contain no Mineral Reserves.

SPENT-ORE

Two main sources of spent-ore were considered, the quantity currently on the heap leach pad, and the quantity at the spent-ore discard pile. The heap leach pad material will be picked up by loaders, and fed directly into the mill. At a rate of 700 tpd, this source will be exhausted at approximately the same time as open pit mining will be completed.

Scott Wilson RPA calculated a marginal advantage in screening the spent-ore discard pile material, prior to using at as mill feed, and included that scenario in the Mineral Reserve estimate and DFS cash flow. Scott Wilson RPA recommends that further investigation into this upgrading scenario be undertaken prior to application, currently scheduled for after all heap leach pad spent-ore is consumed, in 2014.

MINERAL PROCESSING

Some of the existing equipment at Orosi Mine will be re-used in the new milling facility. The existing crusher circuit will be re-used in place with existing conveyors being relocated and re-used. The existing adsorption/desorption/refinery (ADR) plant will be re-used in place with minimal refurbishment. In addition to reusing equipment on site, used equipment from the Getchell Mine in Nevada, USA, has been purchased and transported to site. A large portion of the equipment required for the new mill will be made of the equipment currently on site and the used equipment recently purchased, leaving a small number of items to be purchased new.

The used mill is capable of processing a combination of 3,500 tpd of ore from the mine and 700 tpd of spent-ore from the previous heap leach operation. When the mined ore is depleted, the mill is capable of processing 5,000 tpd of spent-ore. The increase in throughput will be realized through reduced crushing and grinding requirements; the spent-ore has been crushed to a size of 1 ½ inches, while the ore from the mine will be crushed to a size of 3 inches.

Ore from the mine will be fed to the existing primary crusher and will be conveyed to a stockpile. Ore from the spent-ore discard pile will be screened to remove the -3/8 inch material and stockpiled near the crushed ore stockpile.

Ore from the stockpile will be fed to the grinding circuit, comprised of a SAG mill and two ball mills. SAG mill trommel undersize and the discharge from the two ball mills report to a common cyclone feed sump. The SAG trommel oversize is either fed back into the SAG mill or stockpiled to be processed through the secondary crusher. Cyanide will be added to the cyclone feed pumpbox to begin the leaching process.

The slurry will be pumped from the cyclone feed pumpbox to the cyclone bank. Cyclone underflow will return to the ball mills for further grinding. Cyclone overflow reports to the pre-leach thickener. The thickener underflow is pumped to a series of leach tanks for further gold leaching. The thickener overflow reports to a series of five Carbon-In-Column (CIC) units, where the leached gold will adsorb onto the activated carbon in

the columns. CIC column discharge will report back to the mill water tank to be reused in the system.

The slurry will flow by gravity through eleven leach tanks and through five Carbon-In-Pulp (CIP) tanks. Activated carbon is present in the five CIP tanks for adsorbing the leached gold from solution. The carbon is periodically pumped counter-current to the slurry flow. Periodically loaded carbon is pumped from the first CIP tank to a storage container to be transferred to the ADR plant to remove the precious metal.

The slurry will pass from the final CIP tank to a cyanide detoxification tank where the cyanide concentration will be reduced to acceptable levels with ferrous sulphate. The slurry is then pumped to the tailing impoundment.

The loaded carbon will be first acid washed with hydrochloric acid to remove the carbonate scale build up. The carbon is then transferred to the strip vessel where the precious metal is stripped off using high temperature strip solution. The strip solution is pumped through an electrowinning cell to precipitate the precious metal. The barren solution is then circulated back to the strip circuit for reuse. The precious metal sludge is collected from the bottom of the EW cell, fluxes added, and smelted to produce a doré bar for shipment.

PROJECT SCHEDULE

The mill upgrade project for the Orosi Mine began after AMEC's 2007 scoping study indicated that better economic results could be realized by a change in process. A source of appropriate used mill equipment became available, and, in April 2007, CSM purchased the Getchell Process Plant (located at the Turquoise Ridge Mine, in Nevada). The equipment was dismantled and transported to the Orosi site in early 2008.

The DFS commenced in August of 2007, and the engineering, construction tendering and procurement activities commenced in 4th Quarter of 2007. It is expected that the majority of work required in these areas will be completed by the end of the 2nd Quarter

of 2008. Construction began in the 1st Quarter of 2008, and will continue for approximately 15 months to the end of the 1st Quarter of 2009, at which time the project will be commissioned. It is expected that commercial production will be achieved during the 3rd Quarter of 2009.

The project EIA was approved in March of 2008. All the permitting required for constructing the process plant and tailing impoundment facility was also received in March of 2008. The critical path activity following project permitting will be construction of a power transmission line and Tailings Storage Facility (TSF), which will both require approximately six to eight months to complete.

PRODUCTION SCHEDULE

Production is driven by mill requirements of 3,500 tpd of open pit ore. Mining operations are scheduled for 355 days per year, to allow for shutdowns during the worst of the wet season, for a nominal total open pit production of 1,242,500 tonnes per year. Mill feed will be supplemented by 700 tpd (248,500 tonnes per year) of spent-ore, initially from the heap leach cells, for a total of 4,200 tpd, or 1,491,000 tonnes per year.

Waste stripping has to be sufficient to expose the required ore production. The Mine Life average strip ratio is 6.0 tonnes of waste per tonne of ore. As a result, waste stripping has to average approximately 7.5 million tonnes per year. Given the deposit geometry, waste stripping requirements will be higher in the early years and decrease over time.

The production schedule was developed to minimize cost per ounce and provide the best discounted cash flow, by maximizing head grade in the early years. Little emphasis was placed on balancing the quantities of waste required to be mined, as it was assumed that the mining contractor could add or remove equipment, as required.

Low-grade ore, below 0.90 g/t Au, is scheduled to be stockpiled, rather than processed immediately, to keep the head grade higher in the initial years.

INFRASTRUCTURE

The principal new infrastructure item required to support future operations at Orosi Mine is the permanent power supply, a connection to the national grid for supply of power to the mill. Past operations have relied on power supplied by on-site diesel generators. Upgrades to existing facilities, including site access, water supply, and ancillary facilities, have been included where required during the mill upgrade project construction.

ENVIRONMENTAL CONSIDERATIONS

PERMITTING

An Environmental Impact Assessment (EIA) for the Project was submitted to the Ministry of Environment and Natural Resources (MARENA) on November 12, 2007, and approved in March, 2008.

The EIA addresses the change in process from heap leach to conventional milling, and includes an analysis of the Project's social and environmental impacts, and proposed environmental management and mitigation plans. Social and environmental studies completed to date indicate that, given proper design and management, the Project should not present significant negative social or environmental impacts to the region.

Design concepts in some areas have been revised in the course of completing the DFS, subsequent to completion of the EIA. The changes, particularly those relating to tailings management, reforestation, site clearance and the project water supply, have been introduced to further reduce the socio-environmental impact of the project. An EIA addendum will be prepared to address these changes, and others recommended by MARENA. The EIA addendum will be submitted to MARENA before construction commences in 2008.

TAILINGS STORAGE FACILITY

The TSF was designed by Tetra Tech Inc. Tailings will be deposited in the facility via a slurry delivery pipeline system. Slurry deposition will take place throughout the year from multiple points along the impoundment perimeter. Tailings solids from the

slurry will settle along the beach and any free water will gravitate to the supernatant pool. Additionally, water seeping upwards from the consolidating tailings will flow by gravity to the process water pool. The reclaim water system will consist of a barge pumping station and a return water pipeline discharging at the ore processing plant.

Surface water that accumulates in the tailings facility will be reclaimed for use in the milling facility. Reclaim water will be discharged to the milling facility via a pump and pipeline system. Excess water in the impoundment will be discharged to the existing treatment pond system via a separate pump and pipeline system. Following treatment, the water from the existing treatment pond system will be discharged to an existing stream, which is tributary to the Rio Mico.

CAPITAL COSTS

The estimated cost to design, construct, install and commission the new Orosi processing operation and facilities described in the DFS is $41.1 million. This amount includes the direct field costs of executing the project, plus the Owner's and indirect costs associated with design, construction and commissioning, from the start of the mill upgrade project. As of January 31st 2008, CSM has spent $12.8 million, with $28.4 million remaining as a cost to complete the project. The capital cost estimate is summarized below in Table 1-5. All costs are expressed in fourth quarter 2007 U.S. dollars, with no allowance for interest or financing during construction.

TABLE 1-5 CAPITAL COST SUMMARY

Central Sun Mining Inc. – Orosi DFS

Major Area	Total Cost ($'000s)	Sunk Cost ($'000s)	Remaining Cost ($'000s)
Mill	9,982	7,388	2,594
Power	4,312	81	4,230
TSF – Starter Dam	6,273	50	6,223
Site Services	3,303	2,844	460
Indirects	15,469	2,403	13,066
Subtotal Project Capital Cost	**39,339**	**12,766**	**26,573**
Contingency	1,804		1,804
Total Project Capital Cost	**41,143**	**12,766**	**28,377**

In addition to the above capital costs, sustaining capital of $5.6 million has been included over the Life of Mine, for TSF expansion, process equipment capital, a screen plant for the spent-ore-only processing scenario, and closure costs/equipment salvage.

OPERATING COSTS

Orosi Mine has been in operation by DESMINIC, more or less continuously, for more than nine years. To estimate the operating costs for the DFS, CSM referenced recent historical production rates, material consumptions, and costs from the actual operation of the open pit mine, crushing plant, ADR plant and General Administration. Operating costs for the mill process operation are based on a combination of historical data from an existing comparable operation (Limón Mine), from other similar operations, simulation modeling, metallurgical testwork (completed by AMEC), and calculations from first principles. Unit operating costs for the two processing scenarios (4,200 tpd open pit/spent-ore mix, and 5,000 tpd spent-ore) are presented in Table 1-6.

TABLE 1-6 UNIT OPERATING COSTS
Central Sun Mining Inc. – Orosi DFS

Area	Average 4,200 tpd	Average 5,000 tpd	Life of Mine Plan Average
Open Pit Mining - $/t moved	1.49	-	1.49
Open Pit Mining - $/t milled	9.52	-	5.77
Spent-Ore Handling - $/t milled	0.07	1.81	0.75
Milling - $/t milled	10.28	9.03	9.82
G&A - $/t milled	1.39	1.05	1.27
Total - $/t milled	**21.26**	**11.89**	**17.61**

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Graham Speirs, Chief Operating Officer (COO) of Central Sun Mining Inc. (CSM), to prepare an independent Technical Report on the Orosi Mine, located in Nicaragua. The purpose of this report is to summarize the results of a recently completed Definitive Feasibility Study (DFS), including new Mineral Resource and Mineral Reserve estimates, and a change in processing from heap leaching to conventional milling. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Central Sun Mining Inc. is a gold producer with mining and exploration activities focused in Nicaragua. Previously known as Glencairn Gold Corporation, CSM owns Desarollo Minero de Nicaragua, S.A. (DESMINIC), the owner and operator of the Orosi Mine. The mine, previously known as La Libertad, produced gold from using heap leach processing from 1997 until March 2007, when mining was suspended in order to change over to conventional milling. Operations are scheduled to resume in April 2009, at a rate of 4,200 tonnes per day (tpd) ore.

Currently, the major assets and facilities associated with the Project are:

- Mojón, Crimea, and Santa María deposits, located along two parallel mineralized trends.
- The physical plant site including existing open pits, waste dumps, site roads, crushing circuit, adsorption/desorption/refinery (ADR) plant, maintenance workshops, warehousing, and administration buildings.
- Facilities providing basic infrastructure to the mine, including: electric power, heat, water treatment and supply, and sewage treatment.
- Process equipment and supplies associated with construction of the new mill.
- Access by highway and gravel roads to Managua.

Scott Wilson RPA coordinated overall preparation of the DFS, and carried out work on geology, Mineral Resource and Mineral Reserve estimates, open pit mine design and scheduling, and financial analysis of the Life of Mine Plan cash flow. Scott Wilson RPA previously completed a Technical Report on La Libertad Mine for Glencairn, dated November 14, 2006. The report described the previous Mineral Resource estimate.

AMEC Americas Limited (AMEC) was responsible for mineral processing aspects of the DFS, and oversaw metallurgical testwork programs and process design. AMEC coordinated detailed engineering work on the process plant and electrical distribution network, carried out by Allison E.I.R.L. – Proyectos Especiales Pacifico S.A. Joint Venture (APJV). Before work on the DFS began, AMEC completed an internal scoping study on conventional milling for Orosi, dated May 2007.

Tetra Tech Inc. (Tetra Tech) designed a Tailings Storage Facility (TSF), and completed geotechnical investigations and analysis for the DFS.

An Environmental Impact Assessment (EIA) for the Project, prepared by a Nicaraguan consulting team lead by Mauricio Lacayo, Gerardo Silva and Francisco Moreno, all of them registered professionals in Nicaragua, was submitted to the Ministry of Environment and Natural Resources (MARENA) on November 12, 2007, and approved in March, 2008.

CSM contributions to the DFS were led by the following key people:

- Mr. Graham Speirs, Chief Operating Officer
- Mr. Pablo Venturo Diaz, General Manager
- Mr. Bill Pearson, Executive Vice President, Exploration
- Mr. Cesar Rivera, Chief Geologist
- Mr. Guillermo Calabacero, Process Superintendent
- Mr. Ricardo Lomelin, Mining Engineer

SITE VISITS BY QUALIFIED PERSONS

In the course of completing the DFS, Jason Cox visited the site on August 20 and 21, 2007, and reviewed the existing open pits, waste dumps, stockpiles, process facilities, and buildings. Peter Lacroix visited the site on June 20 and 21, 2006 and February 6 and 7,

2007. David Ross visited the site from June 20 through 23, 2007 and March 20 through 30, 2008, and reviewed drill sites, spent-ore trenching, core storage facilities, and other geology-related areas. John Rust visited the site on March 5 through 15, 2007, and August 20 and 21, 2007, and collected information relevant to process design.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 22 References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m^2	square metre
cal	calorie	m^3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm^2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m^3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft^2	square foot	oz	Troy ounce (31.1035g)
ft^3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft^3	grain per cubic foot	stpa	short ton per year
gr/m^3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	tph	metric tonne per hour
in^2	square inch	US$	United States dollar
J	joule	USg	United States gallon
k	kilo (thousand)	USgpm	US gallon per minute
kcal	kilocalorie	V	volt
kg	kilogram	W	watt
km	kilometre	wmt	wet metric tonne
km/h	kilometre per hour	yd^3	cubic yard
km^2	square kilometre	yr	year

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) and AMEC Americas Limited (AMEC) for Central Sun Mining Inc. (CSM). The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Scott Wilson RPA and AMEC at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and other information supplied by CSM and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by CSM, in the form of a title opinion by the law firm of Arias & Muñoz, of Managua, Nicaragua, dated October 22, 2007. Scott Wilson RPA has not researched property title or mineral rights for the Orosi Project, and expresses no opinion as to the ownership status of the property.

Scott Wilson RPA has relied on CSM for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Orosi Project.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party's sole risk.

4 PROPERTY DESCRIPTION AND LOCATION

The Orosi Mine site is located in the municipal area of La Libertad, Chontales Department, Republic of Nicaragua, approximately 110 km due east of Managua, the capital city of Nicaragua. The geographic coordinates of the project are approximately 12° 13' N latitude, 85° 10' W longitude. The datum survey point for the property group is pegged at 135277.57 m north and 704476.63 m east, UTM Zone 16. A map showing the property location is presented in Figure 4-1.

LAND TENURE

Central Sun Mining Inc. is a publicly registered company that trades in the Toronto Stock Exchange (TSX) under CSM and CSM:WT and in the New York Stock Exchange as SMC.

CSM is owner of Desarollo Minero de Nicaragua, S.A. (DESMINIC). DESMINIC is the Landlord with legitimate possession and ownership of all the land where mining concessions are granted at Orosi; which together comprise La Libertad and Buenaventura concessions. The name of the mine was changed in November, 2006 from La Libertad to Orosi Mine, at the same time as the corporate name change.

DESMINIC, is a recognized Nicaraguan company (RUC No. 120500-9040) that was publicly authorized by Public Notary of Nicaragua, Dr. Alejandro Carrion Abaunza on May 12, 2000 and Inscribed with # 962, pages 357/381, volume 32, Book Two of Corporations; and inscribed with No. 5170, page 273/274, volume 12 of the Book of Persons, both of the Public Registry of Masaya.


HONDURAS
NICARAGUA
OROSI MINE
PACIFIC OCEAN
CARIBBEAN SEA
COSTA RICA
EL SALV.
Lago de Nicaragua
Chontales
Tegucigalpa
Managua
Juigalpa
Boaco
Matagalpa
Jinotega
Esteli
Somoto
Ocotal
Chinandega
León
Corinto
Puerto Sandino
Masaya
Granada
Jinotepe
Diriamba
Masachapa
Rivas
San Juan del Sur
San Carlos
San Juan del Norte
Bluefields
El Bluff
Rama
Nueva Guinea
Puerto Cabezas
Prinzapolka
La Cruz de Río Grande
Kukalaya
Siuna
Bonanza
La Rosita
Bocay
Waspam
Leimus
Ausabila
Puerto Lempira
Cabo Gracias a Dios
Dulce Nombre de Culmí
Juticalpa
Siguatepeque
Danlí
Yuscarán
Teotecacinte
Wiwilí
Quilalí
Condega
San Rafael del Norte
Río Blanco
Muy Muy
Sébaco
El Sauce
Río Grande
Somotillo
Potosí
Choluteca
Nacaome
San Miguel
La Unión
San Benito
Tipitapa
88°
86°
84°
14°
12°
N
0 25 50 75 100
Kilometres
June 2008
GULF OF MEXICO
MEXICO
CUBA
Havana
Cayman Islands (UK)
JAMAICA
Kingston
HAITI
CARIBBEAN SEA
BELIZE
Belmopan
Gulf of Honduras
GUATEMALA
Guatemala
HONDURAS
Tegucigalpa
EL SALVADOR
San Salvador
Golfo de Fonseca
NICARAGUA
Managua
PACIFIC OCEAN
San Jose
COSTA RICA
Golfo de los Mosquitos
PANAMA
Panama
COLOMBIA
400 Km
90°
85°
80°
75°
20°
15°
10°

Figure 4-1

Central Sun Mining Inc.

Orosi Mine DFS

Nicaragua, Central America

Location Map

The mining concession was granted in August 31, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RN-MC/94. This concession was granted and is regulated under the old, pre-2001 mining law. The location of the concession, called the La Libertad Exploitation Concession, is shown in Figure 4-2. The principal obligations under the Ministerial Accord include the payment annually of surface taxes, and a net 3.0 percent royalty on gross production revenues.

Another royalty interest was granted to a corporation formed by La Libertad workers (IMISA). The Royalty Contract dated September 25, 1996 (Public Deed No. 23) grants a royalty on Net Smelter Returns equal to 2.0 percent of the total production of gold and silver from La Libertad Exploitation Concession to IMISA.

The total royalty payable on Orosi Mine production is 5.0 percent.

In addition to La Libertad Exploitation Concession, DESMINIC has an exploration concession, called La Buena Ventura I (2,350 ha), granted under the new mining code enacted in 2001. The Buena Ventura I concession was granted in July 2002 for a period of 25 years pursuant to Ministerial Decree No. 200-RN-MC/2002. Annual fee payments escalate from US$0.25 per hectare to US$8.00 per hectare over the first 10 years, and are US$12.00 per hectare thereafter. The exploitation and exploration concessions form one contiguous block.

The two concessions, covering approximately 13,300 ha, are detailed in Table 4-1.


690,000 E
695,000 E
700,000 E
705,000 E
710,000 E
1,360,000 N
1,355,000 N
1,350,000 N
1,345,000 N
Crimea Pit
Mojón Pit
Santa Maria Pit
Esmeralda Pit
La Libertad Concession
La Buena Ventura I Concession
N
Legend:
Vein Structures
Exploitation Concession
Exploration Concession
0 1.0 2.0 3.0 4.0 5.0
Kilometres
June 2008
Source: Chlumsky, Armbrust and Meyer, 2003.
Figure 4-2
Central Sun Mining Inc.
Orosi Mine DFS
Nicaragua, Central America
Location of Concessions

TABLE 4-1 MINING CONCESSIONS

Central Sun Mining Inc. – Orosi DFS

#	Name	Mining Concession Title	Area (Hectares)	Vertex	UTM Coordinates Northing	UTM Coordinates Easting
1	La Libertad	032-RN-MC/1994	10,950.00	1	1,354,000	691,000
				2	1,354,000	695,000
				3	1,356,000	695,000
				4	1,356,000	699,000
				5	1,367,000	699,000
				6	1,357,000	705,000
				7	1,359,000	705,000
				8	1,359,000	713,000
				9	1,354,000	713,000
				10	1,354,000	705,000
				11	1,351,000	705,000
				12	1,351,000	695,000
				13	1,349,000	695,000
				14	1,349,000	691,000
2	Buenaventura	200-RN-MC/2002	2,350.00	1	1,349,000	691,000
				2	1,349,000	695,000
				3	1,351,000	695,000
				4	1,351,000	698,000
				5	1,350,000	698,000
				6	1,350,000	700,000
				7	1,347,000	700,000
				8	1,347,000	693,000
				9	1,693,000	348,000
				10	1,348,000	692,000
				11	1,348,500	692,000
				12	1,348,500	691,000

REGULATORY PROGRAM

Current permits and licences are summarized in Table 4-2.

TABLE 4-2 PERMITTING AND LICENSING REQUIREMENTS HELD
Central Sun Mining Inc. – Orosi DFS

Permit/Licence/Concession	Authority
Environmental Impact Study (EIS) approval	MARENA
Approval of the test plan for electrical transmission	INE
Concession of electrical transmission	INE
Feasibility Study Approval	MEM - DGM
Permission to begin work on the exploitation of the quarries	MEM - DGM
Construction authorization	MEM - DGM
Authorization of Right-of-Way	MEM – DGM – DGE
Approval of Earthwork activities	MEM - DREM
Registration for the use of hydrocarbons	MEM - DGH
Permission for the installation of fuel tanks and gas L.	MEM - DGH
Permission for use and operation of fuel tanks and gas L.	MEM - DGH
Registration of mining concessions	MEM - DAC
Authorization for the use of a powder magazine	POLICIA - DAEM
Right for the transport of explosives	POLICIA - DAEM
Global license for explosives	POLICIA - DAEM
Authorization for transporting explosives	POLICIA - DAEM
Sanitary authorization for plant potable water treatment	MINSA
Sanitary authorization for plant service water treatment	MINSA
Sanitary authorization of sanitation fillings	MINSA
Sanitary authorization of waters re-use	MINSA
Sanitary authorization of treated water release	MINSA
VHF authorization for radios and UHF3. Authorization for the use of radios	TELCOR
Allocation of frequencies	TELCOR
Municipal Construction license	Municipalidades
Water use license (for post hydraulic works construction)	MARENA
Construction authorization for hydraulic infrastructure works	MARENA
Construction of sedimentation ponds	MARENA
Mining operation certificate	MEM - DGM
Manual and Regulations for Mining Health and Safety	MEM - DGM

Permit/Licence/Concession	Authority
Registry of the Committee of Security	MEM - DGM
Approval of the excavation program	MEM - DGM
Concession of mining transport	MARENA
Approval of the waste disposal system	MINSA
Permission to operate the medical centre	MINSA
Authorization for installation of radio towers (antennas)	TELCOR
Locating of the telecommunication equipment	TELCOR

TABLE 4-3 LIST OF AUTHORITIES
Central Sun Mining Inc. – Orosi DFS

Abbreviation	Full Name
DGE	General Director of Energy
DGM	General Director of Mining
TELCOR	Nicaraguan Institute of Telecommunication and Post Office
DGH	General Director of Hydrocarbons
MINSA	Ministry of Health
DAC	Director of the Administration of Concessions
INE	Nicaraguan Institute of Energy
POLICIA	Nicaraguan National Police
MARENA	Ministry of the Atmosphere and the Environmental Resources
DAEM	Director of Explosives, Firearms and Munitions
MEM	Ministry of Energy and Mines
Municipalidades	Municipal Government

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The area is situated approximately 175 km southeast of Managua, 45 km east of Juigalpa, and 6 km east of the village of La Libertad. Present access to the mine site from Managua is via a well maintained paved highway to Juigalpa (201 km), and subsequently via a gravel road (30 km) traveling eastward to the village of La Libertad. This route entails three hours of travel in a four-wheel drive vehicle.

The Nicaraguan government has announced an intention to upgrade the access road from Juigalpa to La Libertad in 2008 and 2009, which would reduce travel times.

CLIMATE

The most salient climatic characteristic of the region is a pronounced wet and dry season. The wet season occurs in May through to November, with the highest precipitation occurring usually in September and October. Average monthly rainfall during these months is approximately 270 mm. The driest months are generally in February and March, with average monthly rainfalls of approximately 23 mm. According to government statistical records, the Department of Chontales has an average annual rainfall of 1,695 mm. At the La Libertad weather station, the average annual precipitation recorded over a 16-year period (1972 to 1987) was 1,687 mm.

Temperature variation in Nicaragua is mainly a function of altitude. Nationally, temperature varies between 21°C in the upper parts of the central mountain ranges to 29°C in the Pacific coastal regions. Average temperatures recorded in Chontales region range from 24°C in December to 27°C in May. The average daily temperature is fairly constant at 25°C during the rest of the year.

Statistical records indicate an annual average rate of evaporation of approximately 2,050 mm, higher than the average annual precipitation of approximately 1,695 mm. The highest monthly evaporation rates of approximately 235 mm coincide with the driest and hottest months (March and April).

LOCAL RESOURCES

Most of the non-professional staff at Orosi Mine come from the surrounding towns in the area. The town of La Libertad, some six kilometres by an unsurfaced secondary road, has a local population just over 2,000. Several other small towns are located within close proximity of the mine. The area has a long history of mining and ranching, and a local labour forced skilled in small-scale mining is available. Many of the higher-skilled jobs, such as supervisory and professional designations, are filled by expatriates. Most machinery and equipment required at the mine is imported. The transportation network is well established.

INFRASTRUCTURE

The Orosi Mine is currently active, in a construction phase. The mine and process facilities normally operate year round, with short delays during the worst of the wet season. Road access to the mine provides for overland movement of all required supplies and materials. The mine currently generates its own electrical power using four on-site diesel generators and has a distribution system. The mine will be connected to the national electric grid as part of the switch from heap leaching to conventional milling. The mine uses a local water supply.

Open pit mining of both ore and waste has been undertaken by an independent mining contractor using the contractor's equipment fleet. Drilling and blasting for mining will be added to the contractor's scope of work for future operations. The mine operation maintains a local road system to service the operations needs.

PHYSIOGRAPHY

The area is characterized by hilly terrain ranging in elevation from 400 m to 835 m above sea level. Many of the old workings in the region are located on hills and ridges. Gold mineralization is associated with quartz veins that support these topographic highs. Cerro El Chamarro, located five kilometres northeast of the town of La Libertad, is the highest point on the concession at 835.2 m above sea level.

The Orosi Mine is situated in the western end of the exploitation concession, approximately four kilometres northwest of the town of La Libertad. Prior to open pit mining, a mineralized vein outcropped along the Cerro Mojón ridge. It was the highest point in the immediate area at approximately 630 m above sea level but has since been removed by mining. The surrounding topography is characterized by gently sloping terrain, reaching a low of approximately 500 m above sea level. Vegetative cover is primarily second growth shrubs, small trees, and grasses.

6 HISTORY

Mining and ranching have been the main economic activities in the area. Since the last century, large companies, small local ventures, and individual miners have developed mines in the La Libertad-Santo Domingo area. Individually, the local miners and prospectors are known as güiriseros, or small miners. In the past, both large and small mine operations typically employed stamp mills and arrastras (small primitive mills) for processing ore, and mercury amalgamation techniques to recover the gold. In the mid 1950s, larger scale mining companies began to use more conventional milling and gravity separation techniques and cyanide to recover the gold in local deposits.

Large-scale mining operations in the Santo Domingo area first began in 1862 at the El Jabalí Mine and continued until the mid 1970s. Important mines developed during this period include: El Jabalí, which belonged to Compania Anónima de El Jabalí; Monte Carmelo, owned by Victoria Salinas; and La Tranca, owned by the Pellas and Company. No larger-scale mining operations have been in production in the Santo Domingo area for the last 20 years, however, small miner activity and arrastra operations have continued.

Larger scale mining operations at La Libertad started in the middle of the last century at the San Juan and Babilonia areas. From 1900 to 1935, British companies extracted mineralized rock from the Santa Elena, Crimea, Santa María, San Juan, Tres Amigos, Zopilote, and Azul areas. Approximately 200,000 tonnes of ore, with an average grade of 15 g/t Au, was mined during this time. The ore was processed at a rate of 20 tpd to 40 tpd using a stamp mill. Gold was recovered by mercury amalgamation techniques.

From 1943 to 1945, the Neptune Mining Company conducted geological exploration in the Santa Elena and Santa María areas. No mining took place. From 1956 to 1979, an American company, Lemans Resource, mined the Santa Elena-Crimea deposit. The ore was processed in a mill at a rate of 40 stpd. Gold was recovered through flotation and cyanidation of the concentrate.

Prior to the Sandinista period, Nicaragua was an important contributor in the Central American gold market. In November 1979, the Sandinista government nullified all mining concessions issued by the previous administration and nationalized all mining companies operating in the country. As a result, average annual gold production for the period 1975 through 1979 dropped to an estimated 69,400 troy ounces.

Throughout the 1980s, the Sandinista government sought assistance for the mining sector in both Western and Eastern Europe. The United Kingdom, the Soviet Union, Sweden, and Bulgaria all provided institutional support to the Nicaraguan mining industry. However, due to low availability of capital most facilities had to make do with old and substandard equipment.

Large-scale mining operations at La Libertad were suspended in November 1979 until the mining industry was nationalized in 1981. In 1982, mining of the Santa Elena deposit resumed under INMINE (Instituto Nicaragüense de la Minería). From 1984 to 1989, a crushing and grinding facility was installed and the capacity of the mill increased from 40 stpd to 120 stpd, using the same flotation/cyanidation technology for gold recovery. Tailings were being dumped directly into the Río El Tigre, until a tailings dam was constructed northeast of the mill in 1988. Mining operations at Santa Elena were suspended in 1991 and the San Juan vein became the main source of ore.

In 1991, the Chamorro Administration began its efforts to privatize Nicaraguan mining enterprises as part of an overall plan for economic stabilization and structural reform. It was hoped that foreign investment would boost mining production and provide employment and stability in regions dependent on mining. The Chamorro Administration agreed to privatize 25 percent of the national mineral resources to the Nicaraguan mine workers. This resulted in the formation of Inversiones Mineras S.A. (IMISA), a profit-oriented company privately held by the Nicaraguan mine workers. Technical and administrative assistance for IMISA was contracted from former INMINE officials. The remaining interest in select facilities was put out to international tender.

La Libertad went out to tender in 1992. On April 11, 1994, a Presidential Decree was issued authorizing the privatization of La Libertad mining assets. Effective August 26, 1994, an agreement between Greenstone de Nicaragua S.A. (GRENICA), a wholly owned subsidiary of Greenstone Resources Canada Ltd., and IMISA resulted in the formation of a new company called Minera Nicaragüence S.A. (MINISA). The new company was formed with the purpose of developing a large-scale gold mining operation out of the small La Libertad operation. At this time, small miners were active on site, processing their gold using arrastras and mercury amalgamation.

MINISA was originally owned 75% (51,450 shares) by GRENICA and 25% (17,150 shares) by IMISA (68,600 total shares). IMISA vested in its 25% of MINISA by virtue of contributing the existing assets at La Libertad, including the exploitation and exploration concessions (which included a 3% royalty payable to the Nicaraguan government). These assets were conveyed to IMISA by the Nicaraguan government and the IMISA shares were pledged to the Nicaraguan government, until such time as IMISA paid $1,715,000 to the government. GRENICA became vested once it had contributed a total of $5.325 million to the project and issued 468,100 Greenstone Common Shares.

As a requisite of privatization, MINISA was required to complete a feasibility study for an operation producing greater than 50,000 ounces of gold per year. Compliance was met with the submittal of a feasibility study in October 1995. GRENICA was required to fund the feasibility as well as any cash losses from the existing operation. It was also required to fund a limited rehabilitation program of the existing operation. At December 31, 1995, GRENICA had met all vesting conditions for the 75% interest in MINISA.

In September 1996, GRENICA acquired the remaining 25% minority interest from IMISA through the acquisition of all the shares of MINISA held by IMISA. The purchase price consisted of:

- a cash payment of $13,125,000, directed by IMISA to be paid to shareholders;
- a cash payment of approximately $350,000 in satisfaction of existing obligations to IMISA in connection with GRENICA's and IMISA's shareholdings in MINISA; and

- a 2% net smelter royalty in favour of IMISA on future production from areas within the La Libertad mining area.

Under MINISA, La Libertad mine site was rehabilitated and operations continued from mid-1994 until October 1996, when MINISA shut down the operation to prepare for the heap leach operation.

GRENICA, through MINISA, operated the mine from 1997 to mid-1999, mining 3.1 million tonnes, at a grade of 1.9 g/t Au, and producing 103,000 ounces of gold.

By 1999, GRENICA was suffering financial difficulties, and all mining and exploration activities at La Libertad ceased in August of that year. Leslie Coe, an individual investor acquired MINISA by repaying GRENICA's debt to vendors. The name of the new company was Desarollo Minero de Nicaragua S.A. (DESMINIC). In February 2001, Leslie Coe sold 50% of DESMINIC to RNC Resources Limited (RNC), a private international business incorporated in Belize in March 2001, and 40% to Auric Resources Corp. Leslie Coe retained a 10% interest in DESMINIC.

In early 2001, DESMINIC rehabilitated the heap leach operation at La Libertad, and resumed operations.

In July 2003, RNC acquired Auric Resources Corp.'s interest in DESMINIC and, in September 2003, Leslie Coe's remaining 10% interest, thereby earning 100% ownership. RNC Gold Inc., a publicly traded Canadian company, became the owner of all the assets of RNC Resources Limited, including DESMINIC, in December 2003 as a result of a reverse take-over of Tango Mineral Resources Inc. by RNC and a name change of Tango Mineral Resources Inc. to RNC Gold Inc.

In February 2006, Yamana Gold Inc. acquired DESMINIC along with all the other assets of RNC Gold Inc. as a result of a merger between the two companies.

Operations from 2001 to 2007 were mostly continuous, with some temporary shutdowns reported as being for maintenance purposes. Mine production has been

largely from a series of pits along the main Mojón-Crimea structure. Significant production was also achieved from the Esmeralda structure located parallel to and immediately south of the Mojón pits. Mine production for 2001 to March, 2007 totalled 6.7 Mt, at a grade of 1.66 g/t Au, producing 207,000 ounces.

GLENCAIRN/CENTRAL SUN MINING

On July 6, 2006, Glencairn Gold Corporation (Glencairn) purchased a 100% interest in La Libertad from Yamana Gold Inc., along with a 60% interest in the Cerro Quema Gold Project in Panama. The total consideration for the above two acquisitions was 32 million Glencairn common shares.

Scott Wilson RPA completed a Mineral Resource estimate for Glencairn, reported in a Technical Report dated November 14, 2006. The estimate, based on the operating scenario at that time, including heap leach processing, is summarized in the following table:

TABLE 6-1 JUNE 2006 MINERAL RESOURCE ESTIMATES
Central Sun Mining Inc. – Orosi DFS

Location	Indicated Resources			Inferred Resources		
	kt	g/t Au	koz Au	kt	g/t Au	koz Au
Mojón-Crimea	13,743	1.46	647	3,551	1.73	198
Esmeralda	1,363	1.23	54	417	1.13	15
Santa María	1,188	2.45	94	280	1.90	17
TOTAL	**16,294**	**1.52**	**794**	**4,248**	**1.68**	**230**

Notes: 1. CIM definitions were followed for mineral resources.
2. Remaining mineral resources as at June 30, 2006.
3. Mineral resources are estimated at a block cut-off grade of 0.6 g/t Au.
4. Gold price of US$500/oz and metallurgical recovery of 61%.
5. Numbers may not add up due to rounding.

AMEC conducted testwork and studied potential for conversion of the heap leach process to conventional milling for Glencairn, completing a scoping study in May 2007. Results were positive, and open pit mining was halted in March 2007 in order to proceed

with the process upgrade. Glencairn commissioned a feasibility study, and investigated sources of mill equipment.

Glencairn underwent a name change to Central Sun Mining Inc. on November 29, 2007. Along with the corporate name change, the La Libertad operation was renamed the Orosi Mine.

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

La Libertad gold district covers an area approximately 150 km^2, and lies within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups (McBirney and Williams, 1965; Pearsons, 1972). The Oligocene to Miocene age Matagalpa Group consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic to intermediate lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing quartz veins in La Libertad gold district.

Pliocene-age mafic lavas and ignimbrites, belonging to the 400 m to 600 m thick Upper Coyol unit, form mesa-like erosional remnants in the region (Darce, 1990). Several small felsic to mafic intrusive bodies of similar Tertiary age are distributed along northeast-southwest structural trends.

A stratigraphic column and a simplified geologic map for the district are shown in Figure 7-1 and Figure 7-2, respectively.


Age
Thickness (m)
Unit
Lithology
TERTIARY
Pliocene
Miocene
Oligocene
Eocene
Palecene
300
100
300
110
120
>20
Coyol Group
Upper
Lower
Matagalpa Group
Pre-Matagalpa Group El Caracol Fm.
Upper
Rhyolitic Ignimbrites and Tuffs
Basaltic Flows
Basaltic and Andesitic Flows
Pyroclastic and Volcaniclastic Rocks
Cherts and Shales

Figure 7-1

Central Sun Mining Inc.

Orosi Mine DFS

Nicaragua, Central America

General Stratigraphic Column for Central Nicaragua

June 2008

Source: Chlumsky, Armbrust and Meyer, 2003.


SCOTT WILSON RPA
N
Orosi Mine
1,355,000 N
La Libertad Concession
La Buena Ventura Concession
705,000 E
Legend:
Mineralized Structure
Acid basic Intrusives
Cherts and Shales
Andesitic Dacite Flows
Basaltic Flows
Alluvium
Rhyolitic Ignimbrites and Tuffs
Volcanic Sediments
Mineralized Structures
0 2.0 4.0 6.0 8.0 10.0
Kilometres
Figure 7-2
Central Sun Mining Inc.
Orosi Mine DFS
Nicaragua, Central America
Regional Geology of
La Libertad Gold District
June 2008
Source: Chlumsky, Armbrust and Meyer, 2003.
www.scottwilson.com

LOCAL AND PROPERTY GEOLOGY

LITHOLOGY

The epithermal gold-silver system at Orosi is hosted in a thick sequence of andesitic lava flows believed to be part of the Lower Coyol Group. The group consists of individual flows ranging in thickness from two metres to five metres to much larger flows 22 m to 50 m in thickness. Flow breccias and conglomerate debris flows, ranging from 3 m to 40 m thick, commonly separate the coherent flows.

The andesitic rocks are locally intruded by fine-grained variably altered andesitic dikes. Crosscutting relationships suggest the dikes predate the epithermal gold mineralization. The dikes probably intruded along pre-existing fault structures similar in manner to the mineralized quartz veins.

A younger sequence of basaltic-andesite rocks locally intrude and overlie the older mineralized andesitic package. These rocks are commonly fresh, dense rocks that are locally weathered but not hydrothermally altered. The basaltic-andesite flow rocks were apparently deposited on an erosional surface having a paleotopography similar to that of the present day relief.

STRUCTURE

The overall strike length of the quartz veins in La Libertad district suggests emplacement along a regionally extensive fault system, however, it is difficult to recognize individual pre-mineral structures that have not been filled by quartz veins. The only clearly demonstrable fault planes in the district have been observed in the Mojón, Crimea, and Esmeralda pits. These faults appear to be pre-mineral structures occupied by quartz veins that have since experienced post-mineral movement.

In La Libertad district, individual northeast trending fracture-controlled ridges can be traced for more than five kilometres and host a number of targets including: Mojón SW, Mojón, Zopilote, Babilonia, Crimea, Santa Elena, Esmeralda, Santa María and Chamarro. Five parallel and similar structures occur within La Libertad district. These structures

from northwest to southeast are: Mojón SW to Chamarro; Esmeralda to Santa María to Santa Evangelina; San Francisco to Los Angeles; San Juan to Calvario; and El Pulpito (Figure 7-3).

The analyses of the lineaments evident on RADARSAT-1 imagery and aerial photographs show a dominance of northeast and northwest trending fractures. Northwest trending faults may be related to the subduction zone along the Pacific Coast of Nicaragua. The northeast trending vein structures form ridges throughout La Libertad district and are thought to represent extensional fractures parallel to the principal northeast stress direction. These fractures have acted as the major fluid conduits for both magmatic and hydrothermal activity.

East-northeast and north-northeast trending conjugate fractures are thought to be related to strike-slip movement. Some of these conjugate fractures were dilatant and acted as fluid pathways during mineralization whilst others remained closed. It is thought that during the mineralizing event, these conjugate fractures were open to gold-bearing fluids and formed an en-echelon series of dilatational zones within the main northeast trending fracture/vein zones.

The andesite flows host the epithermal quartz veins, quartz stockworks, sheeted veining, and massive banded quartz veins along the northeast trending fracture zones. Minor stockwork zones and quartz veins one metre to two metres in width are found within the hanging wall of the main vein structures. Hanging wall veins appear to occupy fractures that are conjugate to the main vein.

ALTERATION AND GANGUE MINERALOGY

Alteration associated with the deposits is typical of a low sulphidation epithermal gold-silver deposit. Fracture-controlled quartz veining and silicification is haloed by argillic and propylitic alteration zones within the andesite host rock.

Alteration aureoles around the individual veins extend for two to ten times the width of the respective veins (Darce, 1990). Alteration mineralogy gradually changes with distance as one moves away from the veins as follows:

quartz vein->adularia/quartz/illite->kaolinite/illite/qtz->kaolinite/quartz->chlorite/carbonate

Quartz veins consist of milky white, sugary textured quartz, with varying amounts of chalcedonic, banded, cock's comb and vuggy quartz. Vuggy quartz appears to be pseudomorphing platy calcite in places, which may be indicative of boiling of the hydrothermal fluid (Corbett and Leach, 1997).

Manganiferous oxides are ubiquitous and observed to be very strong throughout the vuggy textured quartz, as linings and coatings on open spaces. Goethite, limonite, and jarosite are invariably present as coatings and linings to open spaces and fractures. Minor 'massive' goethite-Limónite occurs within the massive vein zone, usually as thin (one centimetre to five centimetres thick) veinlets. These presumably represent the oxidation product of sulphide-rich veinlets.

Silicification is often intense within the vein zones. Partial silica replacement/rimming of breccia clasts is widespread throughout the veins and can extend into both the hanging wall and footwall. A zone of intense silica replacement and brecciation up to several metres in width is often observed within the zone immediately footwall to the main vein structure.

Darce (1990) describes an illite-kaolinite cap in the near surface levels of quartz veins and proposes that this alteration zone was formed during the waning stages of the geothermal field. The illite-kaolinite 'cap' is observed by Darce to progress to chlorite-adularia-illite at depth, reflecting palaeotemperature and chemical gradients in the hydrothermal system. This kaolinite/illite cap can be observed in the Mojón open pit, and has been noted from deep drilling to become very narrow or absent with depth.

Meteoric weathering and alteration formed a clay rich 'blanket' throughout La Libertad district. Weathering profiles tend to mimic topography and have been observed to extend from surface to depths of 50 m. The distinction between hypogene and supergene clay alteration at or near surface can be difficult to distinguish. The presence of finely disseminated, cubic pyrite is generally accepted as indicative of hypogene alteration.

The boundary between oxidized and unoxidized rock is very sharp along the footwall contact of the Mojón mineralized zone. Goethite and jarosite, which were derived from the oxidization of pyrite, are present in various ratios throughout the mineralized structural zone and are seen as brown, brownish yellow, yellowish brown to yellow colours in clay-altered hanging wall rock and fracture coatings within the quartz veins.


N
Escondido
Santo Domingo
La Estrella
Hamarro Road
El Socorro
Chamarro
Santo Domingo
Jabdi
El Carmen
1,355,000 N
Crimea
Santa Elena
Mojón
Santa Maria
Oroso Mine
Peru
Mojón SW
San Francisco
El Calvario
Los Angeles
El Pulpito
Esmeralda
San Juan
San Jeronimo
La Libertad Concession
El Tope
La Libertad
1,350,000 N
El Gallo
695,000 E
700,000 E
705,000 E
710,000 E
La Buena Ventura I Concession
1,345,000 N
Legend:
Mineralized Structure
Concession Boundary
0 1.0 2.0 3.0 4.0 5.0
Kilometres
June 2008
Source: Chlumsky, Armbrust and Meyer, 2003.

Figure 7-3

Central Sun Mining Inc.

Orosi Mine DFS

Nicaragua, Central America

Mineralized Vein Structures & Vein Systems in La Libertad District

8 DEPOSIT TYPES

The Orosi deposit is a typical low-sulphidation, adularia-sericite epithermal, fissure-vein type of deposit. Salient features recognized at Orosi which support the model include:

- Back arc tectonic setting;
- Lack of an associated intrusive source;
- Presence of phreatic breccias;
- Banded fissure veins – structural control;
- Crustiform-, colloform-, and cockade-textured chalcedonic quartz
- Quartz, adularia and quartz pseudomorphing platy calcite;
- Advanced argillic, argillic and sub-propylitic alteration zonation;
- Low salinity (meteoric) fluid inclusions;
- Regional alteration 'cell' up to 10 km in diameter; and
- Presence of distal intrusive rocks as a heat source.

9 MINERALIZATION

Mineral Resources at Orosi are contained within vein sets along two parallel trends separated by approximately 500 m, the Mojón-Crimea Trend, and the Santa María-Esmeralda Trend. The Mojón-Crimea Trend is nearly four kilometres long, strikes 065° and dips on average -80 degrees to the southeast. The down-dip dimension is commonly on the order of 200 m to 250 m. The massive quartz veins and adjacent stockwork/stringer zones range in width from 2 m to 70 m for an average of 15 m, often narrowing at depth. The trend is defined by a semi-continuous main structure with several antithetic (northwest dipping) hanging wall splay structures plus a number of discontinuous smaller zones. The Santa Mariá-Esmeralda Trend is discontinuous, with the Santa María and Esmeralda veins separated by approximately 1,000 m. The Esmeralda Vein, located at the southwest end of the trend, is approximately 20 m wide near surface and pinching to less than 10 m at depth, and is over 1,000 m long. The Santa María vein averages 10 m wide and is approximately 450 m long. Both of these veins are near vertical, and they do not have significant stockwork halos.

Gold mineralization is hosted in epithermal quartz and occurs as free particles up to 40 µm in diameter. Average grain sizes are 3 µm to 15 µm in diameter. Gold has a close affinity with pyrite and occurs as both a nucleus for pyrite crystallization and as a coating on pyrite crystals. Subsequent oxidation has destroyed the pyrite and freed the gold to depths of up to 150 m below surface. Polished section work has shown that a small portion (<5%) of the gold is silica encapsulated (Morales et al., 1989). Mineralization also occurs as native silver and electrum, a gold-silver alloy.

Fluid inclusion studies confirm the multi-phase origin for the formation of the quartz veins. The studies also reveal that there were variations in the fluid temperature from 172°C to 316°C during the mineralizing events.

Apart from limonite and hematite, trace minerals associated with the gold include chalcopyrite, galena, sphalerite, and native silver. The gold to silver ratio is approximately 1:4.5. The abundance of manganese oxides within the veins is also worthy

of note. Halenius (1983) postulates that the manganese oxides were added to the system towards the end of the mineralizing event. They may be the oxidation products of manganiferous carbonates associated with mineralization.

10 EXPLORATION

La Libertad gold district has been explored by prospectors, small scale miners, and mining companies for the last 150 years. Numerous pits, adits, trenches and small shafts throughout the district delineate a 20 km long and 5 km wide mineralized system. The Orosi Mine area is the only segment of the district to have been explored at significant depth. CSM's land holdings offer an excellent opportunity to discover additional mineralization at similar grades as has been mined at the Orosi Mine.

TRENCHING AND MAPPING

MINISA began trenching using a D8 dozer along the Mojón ridge during November and December 1994. Fourteen large trenches (TRM-06 to 19) were cut perpendicular to the strike of the Mojón ridge to crosscut the vein system. The trenches were spaced at 50 m and ranged from 30 m to 150 m in length. Trenches were cut two metres to four metres in depth. Trench geology was mapped at a scale of 1:200.

Prior to the acquisition of Orosi by MINISA, five trenches (TRM-01 to 05) had been similarly excavated in the Mojón ridge area by GRENICA during its due diligence program.

Data from both trenching programs were incorporated into the 1995 resource model. Although the data still exist in the database, they were not incorporated into subsequent resource estimates due to concerns over the surveyed locations of the trenches.

Eighteen other trenches were also excavated in late 1994 in areas outside of the Orosi Mine area (i.e., TRZP-01 & 02 at Zopilote; TRSM-01 to 04 at Santa María; TRMSW-01 to 04 at Mojón SW; TRE-01 to 06 at Esmeralda, and TRC-01 & 02 at Crimea). These results were not used in the 1995 block model, since they were outside of the limits of that model. Again, these trench results are still in the database, but not used in subsequent Mineral Resource estimates due to concerns over the surveyed locations of the trenches.

SAMPLING FROM ADITS AND SHAFTS

In 1995, sampling was performed in an existing adit (AD-001) located towards the west end of the project area. The adit was collared in the Mojón hanging wall at the 600 m elevation and driven north 50 m. The workings stopped at the hanging wall contact of the mineralized vein zone where narrow veins were exposed by a short crosscut drift. Twenty continuous chip samples, each three metres long, were taken along the west rib. Three samples were collected from the veins exposed in the crosscut drift. The adit sampling (AD-001 series) was used in the 1995 resource estimation, but has been omitted from the modelling since 1998 due to concerns about the actual surveyed locations of the samples.

A metallurgical adit (AD-002) excavated in 1995 was channel sampled (20 samples) on three metre intervals. The entire width of the quartz vein zone was sampled. These samples were also omitted from the Mineral Resource modelling due to concerns over the actual surveyed locations of these samples.

GEOPHYSICAL SURVEYING

In 1997, Terraquest collected aeromagnetic and radiometric data over a major portion of the Santo Domingo and La Libertad gold districts. This 10 km by 20 km survey extends from southwest of Mojón to northeast of Santo Domingo. The survey collected approximately 1,100 line kilometres of aeromagnetic and radiometric data at 200 m line spacing. CSM recently obtained the raw data from Terraquest and, at the time of writing, is reprocessing and interpreting the results for targeting purposes. Preliminary observations show a number of additional targets. Reinterpreted radiometric data also indicate new targets in the district.

In 1998, Quantec conducted ground geophysical program consisting of IP and magnetic surveys. Survey line spacing was typically 100 m, reduced to 50 m in select areas. For the IP surveys, Quantec utilized a combination of gradient array coverage coupled with detailed RealSection (multi-spaced gradient) on selected survey lines. The initial phase of IP surveying covered much of Mojón and adjacent known mineralized vein and shear zones. This was expanded by surveying a significant part of the San

Antonio sector to the southwest, and finally a third phase extending to the northeast as far as Santa Helena. The data are available as a series of contour maps of resistivity and chargeability for the gradient blocks, and colour section plots of the multi-spaced gradient data. CSM plans to reprocess and interpretation the ground geophysical data for targeting purposes.

TRENCHING SPENT-ORE MATERIAL

In 2006, Yamana excavated 20 trenches (T-1 to T-20) in the spent-ore discard pile, nine in a northwest-southeast direction, and eleven in a north-south direction. A total of 661 horizontal samples, each three meters in length, were collected along the entire length of each trench for a total of 1,983 m sampling.

In 2007, CSM excavated three north-south oriented trenches, each three metres deep and three metres wide. Two or three vertical samples were taken from the trench wall at five metre spacing for a total of 292 samples and 533 m of sampling. The locations of the trenches are presented with the drill hole plan map in Figure 11-2.

TOPOGRAPHIC SURVEYS

The Mineral Resource model uses topographic data generated in 1997 by Eagle Mapping of Vancouver, British Columbia, Canada. Air photos were collected over the Orosi area in April and May 1997. Ortho-corrected air photos and topographic maps with two metre contour intervals were generated by Eagle Mapping. The topography coverage is centred on Orosi and covers approximately 15 km^2.

The topographic data have been updated by the operators on a regular basis since mining began. CSM reports that qualified surveyors, using modern electronic survey equipment, collected the updated topographic data.

11 DRILLING

Data from both reverse circulation (RC) and diamond drilling were used to estimate Mineral Resources. Blast hole assay data were used for variography. More than 90% of the total metres drilled is RC drilling. The majority of the diamond drilling was completed by CSM in 2006 and 2007. Except for those samples deemed unreliable for modelling, all RC and core sample assays are included in the Mineral Resource estimation. Unreliable samples included those with suspected survey errors, strong down-the-hole deviations, or suspected contamination. A total of 3,938 samples from drill holes, trenches, and adits were deemed to be unreliable and excluded from the model. A drill hole location map for all holes in the Mojón-Crimea and Esmeralda-Santa María trends is provided in Figure 11-1.

The blast hole assay database contains over 85,000 samples. The blast hole samples were taken for grade control purposes during the course of mining the Mojón and Esmeralda pits. The database was by no means complete, however, it provided insight into the grade distribution and spatial continuity at Orosi. These data were used to develop variogram models and calibrate grade interpolation logic, but not included in the grade estimation step.

Sample assays generated by drilling other than for production purposes were collected from the following programs:

- CSM's 2006-2007 diamond drilling program;
- MINISA's 1998 diamond drilling program;
- MINISA's 1996-1998 RC drilling program;
- MINISA's 1995 RC drilling program and;
- Pre-MINISA drill programs.

Data from all the drill programs were used for Mineral Resource estimations with the exception of the pre-MINISA drill data.

REVERSE CIRCULATION DRILLING PROGRAMS

MINISA commenced an RC drilling program in January 1995. The objective of the program was to define the down dip extension of the surface mineralization found in trenches and to delineate a gold resource large enough to justify an open pit, heap leach operation. Subsequent RC drilling programs through April 1998 defined sufficient resources for the 1998 Feasibility Study. A summary of the RC drilling programs is shown in Table 11–1.

The 1996-98 drill program expanded the original Mojón deposit along strike in both directions. An additional one kilometre of strike length was added to Mojón in a southwest direction and approximately 1.75 km were added to the northeast (to Crimea). The overall zone became "the Mojón-Crimea Trend" and includes all the structures of the original Mojón area and the new strike extensions.

Step-out drilling expanded the known deposit at depth to between 250 m and 300 m below surface along most of the strike length of Mojón-Crimea. In-fill drilling at Mojón reduced the drill spacing from approximately 50 m to about 25 m centres in the high-grade zones of the deposit. The new zones were drilled at 15 m to 50 m (average of approximately 25 m) centres depending on the area. To test the geologic model, a number of holes were also collared northwest of the Mojón-Crimea Trend and drilled in a southeast direction directly into the Mojón footwall.

The 1996-98 drilling program also helped define the "Esmeralda-Santa María Trend". Esmeralda, located approximately 400 m to 700 m south of Mojón, is defined over a one-kilometre strike length and has been mined out. Santa María, located 1.2 km northeast and along the strike of Esmeralda, is defined over a 500 m strike length and has only been exploited by small-scale miners.

The RC holes are generally oriented at a bearing of N30°W, with the exception of those few holes drilled at S30°E directly into the Mojón footwall. Most holes were drilled at an inclination of -45° from the horizontal.

TABLE 11-1 RC DRILLING SUMMARY

Central Sun Mining Inc. – Orosi DFS

Program/Area	Number of Holes	Metres Drilled
1996-1998 RC Drill Program		
Mojón proper[1] (in-fill drilling)	89	16,119
Mojón extensions[2]	267	52,129
Total – Mojón-Crimea[3]	**356**	**68,248**
Esmeralda	101	17,164
Santa María	77	13,321
Other Prospects	114	19,841
Condemnation	27	3,915
Total - Other than Mojón-Crimea	**319**	**54,242**
Total 1996-98 RC Drilling - All Areas	**675**	**122,490**
1995 RC Drill Program		
Mojón proper	46	4,846
Other Prospects	11	975
Total 1995 RC Drilling – All Areas	**57**	**5,821**
Total RC Drilling – Both Programs		
Mojón-Crimea	402	73,094
Esmeralda	101	17,164
Santa María	77	13,321
Condemnation	27	3,915
Other Prospects	125	20,816
Total RC Drilling - All Areas & Programs	**732**	**128,311**

Notes:
1. Mojón refers to Mojón, Trés Amigos, Zopilote, Caracol, and part of Mojón SW.
2. Mojón extensions refer to Chiloé and Crimea.
3. Totals may not sum correctly due to rounding.

CORE DRILLING PROGRAMS

In 1997 and 1998, MINISA drilled 31 core holes (STD-001 to 028 and PQ-1 to 3) for a total of 5,268 m of drilling. The objective of the program was to provide additional information about the geology, metallurgy, and specific gravity of the mineralized domains. The core holes assisted the geologists in their interpretation of the RC drill chips and provided them with additional assay and geological data which they could check against the RC drilling results. All MINISA core holes were oriented N30°W, with the exception of six holes that were drilled due north. All holes were inclined at -45° from the horizontal, with the exception of the three metallurgical PQ-series holes (two drilled at –70° and one at –80°).

In 2006 and 2007, CSM drilled 105 NQ-size core holes totalling 11,238 m for an average hole depth of 107 m. The main objectives of the campaign were to extend various known zones along strike and down dip and to upgrade Inferred Mineral Resources from a previous resource estimate to the Indicated category. Nearly all CSM diamond holes were oriented N30°W and were inclined at between -45° and -70° from the horizontal. A summary of the core hole drilling program is shown in Table 11-2.

TABLE 11-2 DIAMOND DRILLING SUMMARY
Central Sun Mining Inc. – Orosi DFS

Program/Area	Number of Holes	Metres Drilled
1996-1998 Diamond Drill Program		
Mojón	19	3,745
Mojón extensions	1	104
Esmeralda	1	110
Santa María	1	161
Other Prospects	9	1,148
Sub-total	**31**	**5,268**
2006-2007 Diamond Drill Program		
Mojón	24	3,714
Mojón extensions	26	2,360
Esmeralda	11	536
Santa María	44	4,628
Sub-total	**105**	**11,238**
Total Diamond Drilling	**136**	**16,506**

Notes:
1. Mojón refers to Mojón, Trés Amigos, Zopilote, Caracol, and part of Mojón SW.
2. Mojón extensions refer to Chiloé and Crimea

SPENT-ORE DRILLING

CSM drilled 74 holes totalling 1,181 m into the thickest section of the main pile of spent-ore material. Two other smaller piles were not drilled. The area covered by this drilling is thought to represent approximately 50% of the total amount of spent-ore.

The unconsolidated spent-ore was sampled using a diamond drill with a modified HQ3 (61 mm core diameter) sampler tube. All holes are vertical on semi-regular grid at approximately 40 m spacing. No wireline device was used. Instead, the rods were pulled every two metres to remove each two metre sample. Holes were drilled dry, relying on the in-situ moisture to cool the bit. Drill holes were terminated when the original

topographic surface was intercepted. Several holes had to be abandoned due to poor recovery at depth, likely due to high moisture content.

Data from this drill program was used to evaluate spent-ore Mineral Resources, and potential processing scenarios.

PRE-MINISA DRILLING PROGRAM

Prior to MINISA's involvement in the district, numerous targets had been explored and mined by other groups. During the 1980s, over 20,000 m of core in approximately 220 holes (Lehmann & Associates in 1982 and Swedish Geological Group in 1984-90) had been drilled in the area. In addition, the Swedish Geological Group explored numerous targets by excavating hand-dug trenches, preparing topographic maps, geologic mapping and sampling of surface outcrops, trenches and available underground workings in an effort to compile a database for the entire district. Their work defined numerous targets within the district.

MINISA's review of the Swedish core drilling program revealed that the recoveries within the mineralized zones were very poor and averaged less than 50 percent. Furthermore, the accuracy of the assay values reported for their drill holes was considered to be questionable. Consequently, the assay data generated from the Swedish core drilling programs have not been used in the resource models. The geologic data were useful in identifying targets during the early stages of MINISA's exploration.


48000 E
50000 E
50000 N
48000 N
N
CRIMEA
SANTA MARIA
MOJON
ESMERALDA
0 200 400 600 800 1000
Metres
June 2008
Central Sun Mining Inc.
Orosi Mine DFS
Nicaragua, Central America
Drill Hole Location Map

Figure 11-1


47,400
47,600
47,800
48,000
48,200
50,200 Elev
50,000 Elev
49,800 Elev
49,600 Elev
49,400 Elev
49,200 Elev
Outline of Spent Ore Pile
0 50 100 150 200
Metres
June 2008

Figure 11-2

Central Sun Mining Inc.

Orosi Mine DFS

Nicaragua, Central America

Spent-Ore Sample Locations
Drill Hole Plan and Outline

12 SAMPLING METHOD AND APPROACH

Prior to CSM's involvement at Orosi, the majority of the drilling was RC, supplemented in some areas by core drilling. Santa María is defined almost entirely by diamond core drilling in 2006 and 2007. Along the Mojón-Crimea Trend, the deposit has been drilled to between 250 m and 300 m depth along the four kilometre strike length. Drilling along the Esmeralda and Santa María areas covers strike lengths of 1,000 m and 800 m, respectively. Drill spacing ranges from approximately 15 m to over 50 m. Scott Wilson RPA estimates an average drill hole spacing in the plane of the structure at approximately 34 m overall, or 33 m for Mojón, 35 for Crimea, 46 m for Esmeralda, and 26 m for Santa María.

REVERSE CIRCULATION DRILLING

The RC cuttings were collected from the cyclone discharge on the drill in five-gallon plastic buckets. The volume of sample collected in the buckets was measured and drill recoveries estimated from the volume filled per 1.5 m interval. A rotary wet splitter was used when groundwater was encountered. In August 1997, beginning with hole PCR-281, the collection method was modified to allow better settling and retention of fines when drilling wet. The new method utilized three buckets in series, with the overflow from each bucket discharging into the next.

Given the change in collection procedures in 1997, it is likely that spillage and loss of fines may have been an issue before then. It is not known what the impact of the losses was, however, in Scott Wilson RPA's opinion, the fines would likely have been under-represented in any laboratory analysis. As well, it is understood that the RC holes were logged using chip trays rather than the entire sample. Such an approach, coupled with the above noted losses, would almost certainly lead to under-representation of fines.

DIAMOND CORE DRILLING

Core is moved from the drill site to a covered core handling facility located at the Orosi mine. CSM geologists check depth intervals and box numbering, log and

photograph the core, and mark sample intervals. Hardcopy logs record: core recovery, Rock Quality Designation (RQD), sample intervals, colour, grain size, alteration, and lithology. Scott Wilson RPA notes that CSM plans to implement a digital system, whereby log data are entered directly into a logging database.

The type and amount of quartz veining or brecciation are the main criteria for sample interval selection. Intervals are commonly kept to greater than 30 cm and range up to 1.5 m in less-altered material. Once marked, intervals are assigned a unique sample number split by diamond saw. A continuous flow of fresh water cools the bit. Split samples are placed directly into a plastic sample bag and sealed.

SPENT-ORE MATERIAL

The two trenching campaigns into spent-ore material used different sampling procedures. Yamana collected 661 horizontal samples along the bottom of each trench. These samples were three metres in length for a total of 1,983 m. The methods used for sample splitting and treatment were not reviewed by Scott Wilson RPA.

CSM excavated three north-south oriented trenches, each approximately six metres deep. A set of three two-metre long vertical samples were taken from the trench wall every five metres for a total of 292 samples. Samples were hand-split in the field prior to bagging and submitting to the laboratory. To improve the homogenization of the field split, the material was deposited on a plastic tarpaulin and hand-mixed then quartered by technicians. Opposite quarters were bagged and the remaining material was discarded. Best efforts were made to collect the fine material from the sampled materials. The plastic tarpaulin was cleaned after each sample.

CSM drilled 74 holes totalling 1,181 m into spent-ore material using a diamond drill with a modified HQ3 (61 mm core diameter) sampler tube. All holes were vertical on semi-regular grid with spacing of approximately 40 m. No wireline device was used. Instead, the rods were pulled every two metres to remove each two metre sample. CSM used the same field splitting procedure as described above.

CONVEYOR AUTOMATIC SAMPLER

An automatic band sampler was used to estimate the head grade of production material placed on each leach pad. It consisted of a radial cross-flow cutter/scraper system, which sampled the material on the conveyor prior to entering the agglomerator. At a belt rate of 300 tph to 450 tph, the sampler is designed to collect between 30 kg and 50 kg every ten minutes. Samples are reduced to five kilograms using a Gilson splitter, crushed, and composited into batches of six samples (one hour of sampling). The composite is mixed, bagged, and delivered to the on-site Orosi laboratory for assaying.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLE PREPARATION

REVERSE CIRCULATION DRILLING

Initially, the primary five kilogram sample splits from the RC drill were shipped directly to the assay laboratory – either Chemex Labs (Chemex) in Mississauga, Ontario, Canada, or Barringer Labs (Barringer) in Reno, Nevada, USA. Commencing with hole PCR-215 in May 1997, the primary sample ("A") was dried on site and shipped to Barringer's preparation facility in Managua, and a 300 g sub-sample was forwarded to Barringer's labs in Reno, Nevada. Since any physical processing and sample size reduction occurred offsite at Barringer's facilities, it is Scott Wilson RPA's opinion that other than for the initial collection procedures, the potential for any sample bias during on-site preparation was minimal.

All of the initial exploration samples, including those from trenches and primary samples from RC holes PCR-001 through PCR-057, were sent unprepared in their entirety to Chemex in Mississauga. Rejects were stored at Chemex. Commencing with hole PCR-058 in January 1997, primary samples were sent to Barringer's facility in Reno. All samples were analyzed for gold and silver by fire assay methods with an atomic absorption spectroscopy (AAS) finish using a one-assay-ton (29.2 g) sample. Results were reported in grams per tonne. In areas thought to be barren, samples were sometimes assayed for gold only.

Each sample was passed through a Gilson splitter and reduced to two samples of about five kilograms each. The primary, or "A", sample was sent to Barringer in Reno, for analysis of gold and silver content. The remainder, sample "D", was retained in storage on site. Additional samples, known as "B" and "C", were also collected every 15 m (10th interval) and retained on site for future check or duplicate analysis.

DIAMOND DRILLING

All core from CSM's 2006-2007 diamond drilling program was prepared and assayed at the Orosi mine laboratory. Core samples received at the on-site laboratory were entered into hardcopy records, dried, and weighed. Each sub-sample was crushed in a jaw crusher, conical crusher, split, and then reduced to a pulp in a ring and puck pulverizer to reach 93% passing -200 mesh.

SPENT-ORE MATERIAL

Spent-ore samples collected by CSM's trenching and drilling programs were treated in the same manner as diamond drill core. Upon arriving at the on-site laboratory, each sample was recorded, weighed, and dried. After six hours in the oven, samples were reweighed and screen split in a Gilson splitter into size fractions: 3", 2", 1 ½", 1", ¾", ½", 3/8", and -3/8". Each fraction was then weighed. Each sub-sample was then crushed in a jaw crusher (100% passing 7/8"), conical crusher (100% passing 6 mm), and finally a 200 g split was pulverized to reach 93% passing -200 mesh.

ANALYSIS

REVERSE CIRCULATION SAMPLES

Samples from RC holes PCR-001 through PCR-057, were sent unprepared in their entirety to Chemex in Mississauga. Commencing with hole PCR-058 in January 1997, samples were sent to Barringer in Reno, Nevada, USA. All samples were analyzed for gold and silver by fire assay methods with an atomic absorption spectroscopy (AAS) finish using a one-assay-ton (29.2 g) sample. It is understood that initially all assay data were entered manually from printed assay certificates. Starting in February 1998, data were transferred and entered digitally to minimize data entry errors. Digital copies of previous data were also forwarded by both Chemex and Barringer around that time.

DIAMOND DRILL CORE AND SPENT-ORE SAMPLES

Once the samples passed -200 mesh, CSM used the same assay protocol for drill core and samples of spent-ore material. This included digestion in aqua regia followed by AA analysis. A 30 g sample was fused with a flux mixture, inquarted, and then cupelled to yield a precious metal bead. The bead was digested for 15 minutes in nitric acid.

Hydrochloric acid was then added and the solution was digested. The digested solution was cooled, diluted, homogenized and then analyzed by atomic absorption spectrometry. Samples yielding over 4 g/t Au were repeated using gravimetric method. Results were reported in grams per tonne and manually entered into the drill hole database.

DENSITY DETERMINATION

Tonnage factors were generated for both in-situ and spent-ore material. The methods and results for these tonnage factors are described separately below.

DRILL CORE (IN SITU MINERALIZATION)

There have been two programs to estimate the bulk density of the in-situ mineralized material. The first was completed by GRENICA in 1998, and the second by CSM in 2007. Results from both programs were similar.

During 1998, pieces of core from 1 PQ and 28 HQ size holes were subjected to specific gravity testing. The HQ core had already been sawn in half prior to the testing. A total of 741 pieces of core from a selection of various geological units, including both mineralized and unmineralized rock, were tested. Results were grouped into similar geological units and averaged. Results are summarized in Table 13-1.

TABLE 13-1 SPECIFIC GRAVITY MEASUREMENTS

Central Sun Mining Inc. – Orosi DFS

		Average SG Above/Below Saprolite/Bedrock Contact	
Rock Types	**Area**	**Above**	**Below**
Massive Veins	Mojón SW, Santa María	2.31	2.32
Massive Veins	Mojón	2.25	2.25
Massive Veins	Mojón-Crimea	2.33	2.34
Stockwork	Mojón SW, Santa María, Esmeralda	2.11	2.29
Stockwork	Mojón	2.11	2.41
Stockwork	Mojón-Crimea	2.11	2.28
Stringer	Mojón SW, Santa María, Esmeralda	2.05	2.23
Stringer	Mojón SW	2.05	2.29
Stringer	Mojón	2.05	2.33
Stringer	Mojón-Crimea	2.05	2.26
Arigillic	All	1.79	2.03
Colluvium	All	1.70	n/a
Bedrock	All	1.75	2.30

Density values were calculated by dividing the weight in air by the difference of the weight in air and the weight in water (i.e., weight in air/(weight in air – weight in water)). Samples were dried in an oven for two hours and wrapped in plastic tape to prevent water from entering or being absorbed by the sample. Although care was taken not to bias the sample selection in favour of intact specimens, some bias will exist due to the difficulty in measuring the most crumbly, vuggy samples. This bias may lead to overestimates of densities, particularly for the more weathered material. Because insufficient data were available for rock codes ending in 2 and 3 above the saprolite/bedrock contact, values were extrapolated from data for codes ending in 1 (massive quartz) and 4 (argillic, low silica). Values for all rock codes in the Esmeralda and Santa María areas were extrapolated from the Mojón SW area. Colluvium (code 8) was determined through bulk measurements from the edge of the Mojón ridge.

In 2007, CSM made 181 bulk density measurements by dividing the weight in air by the difference of the weight in air and the weight in water. Scott Wilson RPA reviewed the data and disregarded several measurements due to an inappropriate use of a cellophane wrap to seal the core. The overall average was 2.32, however, because individual samples have not been coded according to the specific rock types used in the previous analysis, a direct comparison cannot be made.

In Scott Wilson RPA's opinion, the small variation in density values from area to area for similar rock types does not warrant the use of different values for each area. The current resource estimate adheres to this concept. Since the mine has been operating for some time, actual bulk densities for mineralized material should be determined from available mine survey data and weightometer measurements, however, these data were not available for the current resource estimates.

SPENT-ORE MATERIAL

In July and August 2007, CSM contracted Ingeniería de Materiales, S.A., NicaSolum of Managua, Nicaragua (NicaSolum), to make 145 bulk density measurements of the spent-ore material. Of these measurements, 99 were made on surface and 46 were attempted on the material collected from the sampler tube.

In-situ bulk density measurements were made on surface by hand-excavating a cubic volume of approximately 30 cm by 30 cm by 30 cm. The volume of the excavated material was calculated by measuring four sides and four depths. The material was weighed both dry and wet. A simple calculation was made to determine the wet and dry bulk densities and relative moisture content.

NicaSolum also attempted to measure bulk density of material collected from the drilling program. Determining the weight of the material was straightforward, similar to above. However, determining the correct volume was impractical due to recovery issues. Bulk density measurements from this program were not included in determining the average value.

Scott Wilson RPA reviewed the data and removed any outliers or measurements with suspected errors. Seventy-nine measurements average 1.6 tonnes/m^3. This average was verified by Scott Wilson RPA by applying it to various volumes of material and comparing the resultant estimated tonnages to production records.

SECURITY

Drill core and spent-ore material are transported to the on-site laboratory by CSM personnel. All sample preparation and analysis is done in the on-site laboratory under direct supervision of an experienced metallurgist. Drill core is stored at the mine site in either an open yard or a drill core logging facility. Sample rejects are stored temporarily at the on-site laboratory or in a separate storage facility. All of these facilities are located within the mine site, a guarded facility closed to the public.

14 DATA VERIFICATION

There have been a number of data verification efforts since 1997 including: an audit of all drill hole and trench data by Chlumsky, Armbrust and Meyer, LLC (CAM), of Lakewood, Colorado; several Quality Assurance/Quality Control (QA/QC) programs by MINISA; and testwork, queries, and check sampling by Scott Wilson RPA.

CAM AUDIT

A detailed review of this work is provided in CAM's audit report of 2003. The audit provides a discussion on some of the verification work completed by mine staff, the previous owners, and their consultants. According to CAM, verification of geologic data included:

- relogging to improve the consistency and quality of all geologic data;
- identification of RC sample contamination;
- identification of errors and inconsistencies in the geologic model;
- identification of data errors in the geologic database; and
- identification of RC assay biases.

In all, 3,938 samples from drill holes, trenches, and adits representing 6,900 m of sampling were determined to be unreliable and flagged by a unique code indicating the type of inconsistency or problem. Included in these totals are 3,221 sample intervals from 97 drill holes. Of these holes, 91 had sample intervals with suspected or confirmed contamination. All trench and adit data were deemed unreliable and flagged accordingly. None of the flagged data was used by Scott Wilson RPA for resource estimates. Table 14-1 summarizes the suspect data.

All RC holes were relogged in 1997 and 1998 by experienced geological personnel. The digital database was verified. Inconsistencies or limitations identified in the geologic model include estimations of quartz and clay content. Logging is based primarily on drill chips that had been screened and washed prior to logging. Detailed mud logs of the original sample were not kept until sometime in 1998. Consequently, it is recognized that

the quartz content is most probably overstated and the amount of clay understated. Inconsistencies in these estimates were also noted by Scott Wilson RPA during inspection of sample trays.

In their review of the data, CAM also noted that composite grades for RC holes were consistently higher than those for core. According to CAM, the magnitude of the problem is in the range of ±10% and the relationship is more pronounced in the lower grade areas.

TABLE 14-1 SUSPECT SAMPLE DATA
Central Sun Mining Inc. – Orosi DFS

Item	Flag Code	# Holes	# Samples	Length (m)
Contamination				
Part Holes	3	85	1,716	2,602.01
Entire Holes	3	6	945	1,435.01
Subtotal Contamination		**91**	**2,661**	**4,037.02**
Survey Problems				
Holes strongly deviated	5/6	3	158	240.79
Holes with Survey Errors	5/6	3	402	622.85
Subtotal Survey		**6**	**560**	**863.64**
Total Drilling		**97**	**3,221**	**4,900.66**
Adit Samples	7	2	43	158.25
Trench Samples	7	39	674	1,841.32
Total		**138**	**3,938**	**6,900.23**

Notes: Includes 18 intervals where Au is undefined.
Excludes PCR-252, which was never entered in database.

According to the audit by CAM (2003), approximately 80% of the database, current at the time, was verified against the original assay certificates, including all assays over 0.35 g/t Au. A few errors were discovered and corrected.

QUALITY ASSURANCE AND QUALITY CONTROL

The mine has maintained a QA/QC program since 1995. A detailed review of the earlier work is provided in CAM's audit report of 2003. This work is summarized below.

1995 QA/QC PROGRAM

Two separate check assay or duplicate programs were conducted on samples from RC holes PCR-001 through PCR-057 in 1995. The first program involved collection of 152 duplicate samples (one every 30.5 m). According to CAM, duplicate pairs correlate very well with the original assays. After the 1995 drilling program, 101 "library" samples (the "D" samples referred to in the Sample Preparation section of this report) taken at the same time as the primary samples were selected and split for assay four times at three different labs. The samples were segmented into different grade ranges and the results analyzed (Table 14-2). CAM indicated good correlation between the four duplicates; however, there is an overall decrease in gold grade of 8% from the original Chemex assays. Since both the primary ("A") and the reference, or library ("D"), samples originate from the buckets used to collect the sample from the drill, and the check assays from the four labs (including Chemex) had good agreement, it is Scott Wilson RPA's opinion that a bias was likely introduced during the reduction and splitting of the sample at the drill. Whether the issues regarding fines discussed in the Sample Preparation section had any impact on these results is unknown; however, there was likely some contribution.

TABLE 14-2 RESULTS OF CHECK ASSAY PROGRAM
Central Sun Mining Inc. – Orosi DFS

Grade Range (g/t Au)	% Difference (Originals -Avg. of Checks)-
<1.0	-11
1.0 to <2.0	-2
2.0 to <3.0	+10
>3.0	+14
All Samples	**+8**

1996-1998 QA/QC PROGRAM

During and after the 1996-1998 RC drilling programs, a series of samples were selected from both the coarse rejects and pulps of the primary samples. As well, cuttings from various duplicates taken at the RC drill were assayed. The rejects and pulps of selected duplicate samples were also reassayed. The results of the 1996-1998 program were analyzed by Mine Development Associates (MDA) of Reno, Nevada, which reported that the mean values were generally close for most data sets and the data appear, on average, to be reproducible and without bias.

Scott Wilson RPA was provided with the check/duplicate assay database, which contained analytical results for duplicates from the drilling as well as checks and rechecks of pulps from the labs. Scott Wilson RPA reviewed analytical results for both the "B" and "D" duplicate samples from the RC drills. Since documentation was unclear as to which lab ran the duplicates and which lab checked the pulps from the duplicates, the "B" and "D" analytical results from both labs were analyzed. While results for the high grade fraction (>3 g/t Au) were mixed, the original results were consistently lower by 4% to 11% in the low grade fraction (<1g/t Au) and 9% to 14% higher in the medium grade fraction (1 g/t Au to <3 g/t Au). Table 14-3 summarizes the differences.

TABLE 14-3 ANALYSIS OF DUPLICATES, DIFFERENCES IN MEANS
Central Sun Mining Inc. – Orosi DFS

	American B		American D		Barringer B		Barringer D	
g/t Au	Count	A-B	Count	A-D	Count	A-B	Count	A-D
<1	180	-10.2%	179	-7.4%	180	-4.3%	180	-10.6%
1 to <3	28	+13.9%	30	+10.8%	28	+14.3%	28	+9.3%
≥3	14	+12.7%	14	+3.0%	14	-6.9%	14	-25.6%
All	**222**	**+6.2%**	**223**	**+1.6%**	**222**	**-1.8%**	**222**	**-13.9%**

Note: "A" is original, "B" and "D" are Duplicates and Checks of Duplicates

The paired samples were also analyzed through use of the Student's *t* Test for paired samples (Table 14-4). Where the *t* statistic exceeds the critical value for a 5% level of significance, the difference is said to be statistically significant at that level (i.e., there is

at least a 95% probability that the difference is significant). Those with high *t* statistics indicate a higher probability of statistically different means. The above-stated differences for the low- and medium-grade assays were found to be statistically significant at a 95% confidence interval, suggesting that, from a statistical viewpoint, the original and duplicate samples are different and that a bias exists.

TABLE 14-4 ANALYSIS OF DUPLICATES, *t* TEST STATISTICS
Central Sun Mining Inc. – Orosi DFS

	American B		American D		Barringer B		Barringer D	
g/t Au	*t* Stat	t Critical	*t* Stat	t Critical	*t* Stat	t Critical	*t* Stat	t Critical
<1	2.56	1.65	1.93	1.65	1.11	1.65	2.74	1.65
1 to <3	2.57	1.70	2.11	1.70	2.66	1.70	1.84	1.70
≥3	0.94	1.77	0.45	1.77	1.08	1.77	1.26	1.77
All	**0.89**	**1.65**	**0.45**	**1.65**	**0.49**	**1.65**	**1.35**	**1.65**

Note: "A" is original, "B" and "D" are Duplicates and Checks of Duplicates

Scott Wilson RPA also reviewed checks of pulps from the original (primary "A") samples and found generally good agreement in all grade ranges except the low-grade range, where differences and *t* statistics were similar to those found for the duplicates. This fact, coupled with the observed differences in the paired duplicates, suggests that the differences in grade may be due to both laboratory and sampling bias, however, the latter is likely the largest contributor to the differences in the medium-grade range. Sample segregation and loss of fines during the initial collection and splitting of the sample may be contributing factors. In considering the overall population, the original results varied from 14% lower to 6% higher than the check assays, depending on the lab. The *t* statistics are all less than the critical values, indicating that the differences in the overall means are not statistically significant.

2007 QA/QC PROGRAM - DIAMOND CORE DRILLING

As indicated above, all 2006/2007 diamond core drilling was assayed at CSM's facility at the Orosi mine. The QA/QC program continued with the inclusion of

duplicates, standards and blanks. As well, five of the RC holes drilled before 2006/2007 were twinned with diamond core holes. Approximately 5% of the total length of drilling and 5% of metal assayed within the interpreted zone structures are represented by the new drilling. Initially, all QA/QC work was completed at the mine. This work included analysis of 51 duplicates, 153 standards and 153 blanks. At the request of Scott Wilson RPA, an additional 100 duplicates were sent to the ALS Chemex facility in Vancouver (ALS Chemex). Overall, standards, blanks and duplicate assays were produced for approximately one in every 25 primary assays. In Scott Wilson RPA's opinion, the frequency of duplicate, blank and standard insertions should be increased to at least one of each for every 20 primary assays. Standard insertions play a particularly important role in timely identification of accuracy and precision issues for an in-house laboratory.

DUPLICATES

Table 14-5 summarizes the results of pulp duplicates analyzed both at site and at ALS Chemex. Orosi B contains results from on-site analyses while Chemex C and D are results from ALS Chemex for 30 g and 50 g pulps, respectively. Both the 30 g and 50 g pulps were taken from the same set of duplicates. Comparisons of results for the 30 g and 50 g pulps are provided in the final column (C-D). The latter, in addition to examining the impact of analyzing a larger sample, provides a check on precision at the external lab. Table 14-6 provides statistics for the Student's *t* Tests applied by Scott Wilson RPA.

The most obvious discrepancies are noted in the 1 g to 3 g range, where variances and *t* statistics are high and correlations are poor when compared to original results. Comparison of the 30 g to the 50 g results from ALS Chemex are relatively good, with overall differences and correlation of 1% and 100%, respectively, indicating that homogeneity and/or precision are not an issue with the analyses of the external duplicates. Potential sources for the poor results from the on-site lab as well as the lack of repeatability noted in external duplicates include problems with sample preparation, accuracy and/or precision at the Orosi facility.

TABLE 14-5 ANALYSIS OF DUPLICATES, DIFFERENCES IN MEANS

Central Sun Mining Inc. – Orosi DFS

	Orosi B			Chemex C			Chemex D			Chemex		
g/t Au	Count	A-B	r	Count	A-C	r	Count	A-D	r	Count	C-D	r
<1	28	+9.5%	82%	37	-0.2%	41%	38	-4.4%	44%	46	17.7%	82%
1 to <3	12	+26.9%	-19%	24	-51.0%	27%	26	-58.9%	25%	13	+1.3%	79%
≥3	10	+23.5%	26%	35	-1.5%	73%	33	-12.9%	88%	36	-1.9%	99%
All	**50**	**+22.1%**	**80%**	**98**	**-12.0%**	**80%**	**99**	**-6.6%**	**81%**	**95**	**1.0%**	**100%**

Note: "A" is original by Orosi, "B" and "C" are 30 g duplicates analyzed by Orosi and Chemex and D is a 50 g check by Chemex from the same pulp as C. "r" is the Pearson Correlation Coefficient.

TABLE 14-6 ANALYSIS OF DUPLICATES, *t* TEST STATISTICS

Central Sun Mining Inc. – Orosi DFS

	Orosi B		Chemex C		Chemex D		Chemex	
g/t Au	*t* Stat	t Critical	*t* Stat	t Critical	*t* Stat	t Critical	*t* Stat	t Critical
<1	1.77	1.70	0.01	1.69	0.22	1.69	1.68	1.68
1 to <3	2.02	1.80	1.66	1.71	1.81	1.71	0.16	1.78
≥3	1.65	1.83	0.14	1.69	1.54	1.69	1.18	1.69
All	**2.31**	**1.68**	**1.08**	**1.66**	**0.62**	**1.66**	**0.62**	**1.66**

Note: "A" is original by Orosi, "B" and "C" are 30g duplicates analyzed by Orosi and Chemex and D is a 50g check by Chemex from the same pulp as C.

STANDARDS

Tables 14-7 and 14-8 provide details on inserted standards. These standards are not from Certified Reference Material (CRM), but the homogeneity of three standards (Sta. Emilia, Talo Norte and Talovera) has been demonstrated by multiple analyses at SGS Lakefield Research Limited's laboratory in Ontario, Canada (Lakefield). Samples known

as the Limón laboratory standard were also used, however, no statistical information from the original testing was available for Scott Wilson RPA to review.

Although there are insufficient data to draw definitive conclusions, the results seem to echo the findings from analyses of external duplicates, where analyses at the Orosi facility are, on average, lower than the results from the external lab. The corrected means of the mine results (after rejection of outliers) all fall outside ±1.96 standard deviations from the corrected means of the Lakefield results. In fact, very few of the individual results fall within these boundaries. Standard deviations are also very large compared to Lakefield. This downward bias indicates that the source of the problems may be related more so to accuracy and precision issues at the Orosi facility, rather than sample preparation (the standards are considered homogeneous), although the latter is not ruled out. Further testing of reference material may aid in providing more definitive answers. It is understood that the mine is now using certified material.

TABLE 14-7 INSERTED STANDARDS
Central Sun Mining Inc. – Orosi DFS

Standard IDr	Corrected Mean (g/t Au)	Range +/- (g/t Au)
Sta. Emilia	0.61	0.09
Talo Norte	3.43	0.11
Talovera	8.83	0.30
Limón Lab	4.61	N/A

Note: Range is based on ±1.96 Std.Dev.

TABLE 14-8 ANALYTICAL RESULTS, GOLD STANDARDS

Central Sun Mining Inc. – Orosi DFS

Standard	Acceptable Range Au g/t		Mine Lab Results, Outliers Removed - Au g/t				
	Min	Max	Count	Min	Max	Corrected Mean	Corrected Std Dev
Sta. Emilia	0.52	0.69	16	0.33	0.75	0.49	0.12
Talo Norte	3.32	3.54	14	1.52	5.18	3.30	0.89
Talovera	8.53	9.13	22	6.17	8.62	7.78	0.73
Limón Lab	N/A	N/A	102	0.48	8.76	4.65	1.80

Note: Acceptable Range is based on ±1.96 Std.Dev.

BLANKS

Table 14-9 provides results from on-site analyses of blanks. Assays are substantially higher than what should be expected from such analyses. Problem areas may include sample contamination, unreliable blank material and laboratory accuracy/precision. Incorrect sample labelling may also be a source of some discrepancies.

TABLE 14-9 ANALYTICAL RESULTS, BLANKS

Central Sun Mining Inc. – Orosi DFS

Mean	0.13 g/t Au
Standard Deviation	0.42 g/t Au
Minimum	0 g/t Au
Maximum	4.33 g/t Au
Count	153

TWINNED HOLES

As part of the QA/QC program, five of the RC holes were twinned with diamond core holes. Several of the cored holes had missing sample intervals within the interpreted zones and collar surveys for two holes (122 and 123) were not available. In addition, one of the twinned RC holes (PCR-094) had intervals within the zone that had been previously tagged as "contaminated". These intervals were not used in the resource estimate. Table 14-10 provides a brief comparison of results within the interpreted mineralized zones. In general, the diamond drilling provided more discrete grade

intervals and greater variations in grade. With exception to DDH122, overall results for each of the diamond holes are comparable. Diamond hole 122 was drilled from the crest of the existing Mojón pit and may not be sufficiently close to PCR-062 to provide a valid comparison. The issues with accuracy and precision for the mine's lab noted above may also have some impact on the results. In Scott Wilson RPA's opinion, there are insufficient valid twins to draw definitive conclusions. More twins are recommended, however, the use of an outside lab should be considered as noted above.

TABLE 14-10 ANALYTICAL RESULTS, TWINNED HOLES

Central Sun Mining Inc. – Orosi DFS

Area	RC Hole	Interval (m)	Au g/t	Diamond Hole	Interval (m)	Au g/t
Mojón	PCR-062	19.82	7.74	DDH122	20.90	2.73
Mojón	PCR-119	13.72	2.28	DDH123	11.43	2.19
Sta. Elena	PCR-198	16.76	1.62	DDH121	16.05	1.56
Sta. María	PCR-180	21.33	1.94	DDH120	18.20	2.99
Sta. María	PCR-094	15.24	3.76	DDH119	14.87	4.02
Totals		**86.87**	**3.57**		**81.45**	**2.72**

SUMMARY OF 2007 QA/QC PROGRAM FOR DIAMOND DRILLING

Notwithstanding the noted problems with the on-site lab, it is Scott Wilson RPA's opinion that the observed differences do not materially impact on the overall estimates for Mineral Resources. The 2006/2007 drilling only accounts for approximately 5% of the total length of drilling and metal represented by sampling within the interpreted mineralized envelopes. However, local estimates in areas where the new drilling is concentrated may be less reliable. For future updates, it is recommended that a thorough review of policies, procedures and equipment at the Orosi lab be undertaken without delay. An external audit may be the most expedient. While an on-site lab is necessary to process the high volumes of assays required for mining and process control, it may be worthwhile considering the use of an outside lab to process samples from exploration and delineation efforts.

2007 QA/QC PROGRAM SPENT-ORE DRILLING

Spent-ore samples collected in 2007 were prepared and assayed at CSM's facility at the Orosi Mine. The QA/QC program included blanks, pulp replicates, and coarse reject duplicates. Results from the QA samples were visually inspected by CSM geologists once received from the Orosi Mine laboratory. Each of the different QA sample types and results are described below.

COARSE REJECT DUPLICATES

Coarse reject duplicates consist of a second split of the crushed sample. The results of the duplicate program help determine if the splitting procedures are applied consistently and are appropriate. CSM inserts one reject duplicate for every twenty samples of spent-ore material.

Scott Wilson RPA received 108 paired samples for review. Figure 14-1 graphs the original assay against the duplicate assay and shows considerable variance, particularly in the 0.5 g/t Au to 2 g/t Au range. A potential source of variance, in addition to issues discussed above, may have been introduced during the screen split process. The reduced sample combined with the nugget-effect may have amplified the variance on the sub-sample basis. Because of the imprecision in the 0.5 g/t Au to 2 g/t Au range, Scott Wilson RPA made extra efforts when validating the Mineral Resource of this material.

FIGURE 14-1 SCATTER PLOT OF COARSE REJECT DUPLICATES


Reject Duplicate (g/t Au)
Original (g/t Au)
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
4.50
5.00

PULP REPLICATES

Pulp replicates are submitted to a second laboratory to make an additional assessment of laboratory bias. CSM inserts one reject duplicate for every twenty samples of spent-ore material to ACME Analytical Laboratories Ltd., Vancouver.

Scott Wilson RPA received 84 paired samples for review. Figure 14-2 graphs the original assay against the pulp replicate assay. Similar to the coarse duplicate samples, the pulp replicates show considerable variance, particularly in the 0.5 g/t Au to 2.0 g/t Au range. Again, a potential source of variance may have been introduced during the screen split process.

FIGURE 14-2 SCATTER PLOT OF PULP REPLICATES


Replicate Pulp Assay (g/t Au)
Original Assay (g/t Au)
0
0.5
1
1.5
2
2.5
3

BLANKS

The regular submission of blank material is used to assess contamination during sample preparation and to identify sample numbering errors. Blank material is barren basaltic rock normally used for construction purposes. Scott Wilson RPA reviewed results for 104 blanks. Two samples slightly higher than 0.05 g/t Au may be from contamination, but overall the results are acceptable (Figure 14-3).

FIGURE 14-3 CONTROL CHART BLANKS


Assay (g/t Au)
0.070
0.060
0.050
0.040
0.030
0.020
0.010
0.000
0
10
20
30
40
50
60
Batch Number

INDEPENDENT SAMPLING AND VERIFICATION BY SCOTT WILSON RPA

During the site visits in March and June 2007, David Ross, P.Geo., of Scott Wilson RPA, inspected several drill sites, trenching done at the spent-ore discard pile, core storage facility, and various other aspects of the exploration and mining operation.

INDEPENDENT SAMPLING

As part of the sample verification process, Mr. Ross selected several samples of drill core and spent-ore material. The specified intervals were quarter split by a technician under supervision by Mr. Ross. Mr. Ross then bagged, tagged, and sealed the samples in plastic bags. The bags of samples were hand-carried to Toronto and forwarded by courier to the SGS laboratory in Don Mills, Ontario. Table 14-11 indicates the relevant sample information, SGS assay results and the original gold assays as determined by the Orosi Mine laboratory.

SGS is accredited to the ISO 17025 Standard by Certificate number 456. Both the core and spent-ore check samples were prepared using SGS' standard method (SGS code: PRP89). Drill core was analyzed by fire assay with an AAS finish (SGS code: FAA313). The spent-ore samples were analyzed by fire assay with a gravimetric finish (SGS code: FAG505).

TABLE 14-11 INDEPENDENT ASSAYS OF DRILL CORE AND SPENT-ORE MATERIAL

Central Sun Mining Inc. – Orosi DFS

				Scott Wilson RPA		CSM Results	
Drill Hole	From (m)	To (m)	Sample Description	Sample Number	Au (g/t)	Sample Number	Au (g/t)
DDH25	36.60	37.10	quartered core	51135	1.59	1759	1.30
DDH43	117.92	119.00	quartered core	51136	4.7	2638	13.67
SPO-43	2.00	4.00	spent-ore	51137	0.50	0126	0.69
SPO-45	2.00	4.00	spent-ore	51138	2.81	0132	1.54

The independent sampling by Scott Wilson RPA indicates that there is significant gold mineralization in the drill holes and spent-ore sampled. These duplicates are insufficient to make reliable statistical comparisons.

DATABASE VERIFICATION

During David Ross's site visit in March 2007, approximately 90% of the assay data from the CSM diamond drilling was verified by mine staff against the original assay certificates. Very few discrepancies were found.

Scott Wilson RPA independently checked 728 of the 3,793 assays of CSM diamond drilling database against original assay certificates. Two minor errors were identified and corrected. Scott Wilson RPA also checked 157 assays of the spent-ore assays collected and analyzed by CSM. Only one minor error for silver was identified and corrected. There were no errors found with the gold values.

OVERALL RESULTS OF QAQC PROGRAMS

The majority of the gold assay data at Orosi is from RC drill samples (+90%). The last RC drilling campaign was completed during the 1996 to 1998 program. While some bias is indicated in the low to medium grade fractions, differences in overall means of original and check assays are not considered statistically significant. For the data that Scott Wilson RPA reviewed, original assays varied from 14% lower to 6% higher than the check assays, depending on the lab. In considering the suitability of the data for use

in resource estimation, it is Scott Wilson RPA's opinion that while local areas may be impacted by biases in the various grade fractions, overall estimates should be reasonable.

Samples from the recently completed diamond drilling program (2007) were analyzed at the mine's lab. Some downward bias at this facility is indicated from the results of pulp duplicate analyses by offsite labs, although there is insufficient data to draw definitive conclusions. Results from the mine's analyses of standards and blanks during the 2007 diamond drill program, suggest that problems at the lab may be more related to precision and accuracy than sampling methodology. Notwithstanding the noted problems with the on-site lab, it is Scott Wilson RPA's opinion that the observed differences do not materially impact on the overall estimates for Mineral Resources. The 2006/2007 drilling only accounts for approximately 5% of the total length of drilling and metal represented by sampling within the interpreted mineralized envelopes. However, local estimates in areas where the new drilling is concentrated may be less reliable.

For future updates, Scott Wilson RPA recommends that a thorough review of policies, procedures and equipment at the Orosi lab be undertaken. An internal review by CSM is currently in progress, however, an external audit may provide a broader industry perspective. While an on-site lab is necessary to process the high volumes of assays required for mining and process control, it may be worthwhile considering the use of an outside lab to process samples from exploration and delineation efforts.

As part of the QA/QC program, five of the RC holes were twinned with diamond core holes. In general, the diamond drilling provided more discrete grade intervals and greater variations in grade. With exception to DDH122, overall results for each of the diamond holes are comparable. In Scott Wilson RPA's opinion, there are insufficient valid twins to draw definitive conclusions. More twins are recommended, however, the use of an outside lab should be considered as noted above.

While it has been indicated that there have been a number of informal attempts in the past at reconciling previous resource estimates to actual production, Scott Wilson RPA is not aware of any documentation of these efforts. Without some measure of how the

sampling and various estimates of resources are performing in relation to production, it would be difficult to justify classifying any of the resources as Measured. It is recommended that the mine adopt a rigorous system designed to track and record such performance as part of their grade control program.

Control charts monitoring QA results received during the spent-ore sampling programs often show a significant, yet unbiased, variance. A potential source of this variance may have been introduced during the screen split process. The reduced sample combined with the nugget-effect may have amplified the variance on the sub-sample basis. It is Scott Wilson RPA's opinion that the observed differences do not materially impact on the estimate of the average grade of the spent-ore material.

15 ADJACENT PROPERTIES

Scott Wilson RPA has been unable to verify the existence of any material information pertaining to adjacent properties.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

Ore at the Orosi Mine project has historically been processed using on/off heap leach pads. The ore was crushed to minus 1 ½", agglomerated with cement, and conveyed to the leach pad. The ore was leached for 120 days, followed by a rinse cycle to remove the free cyanide. After the ore was rinsed it was removed from the leach pad and placed in a spent-ore discard pile. The mine was historically plagued by low gold recovery, averaging approximately 45%.

Laboratory testwork, completed on site at Orosi Mine and confirmed at SGS's lab in Lakefield, indicate an estimated gold recovery of 90%, assuming a grind size of 100 microns and 36 hour leach retention time. In addition to the testwork, 4,500 tonnes of Orosi Mine ore was processed at CSM's Limón mill, with results confirming the testwork conclusions.

Some of the existing equipment at Orosi Mine will be re-used in the new milling facility. The existing crusher circuit will be re-used in place with existing conveyors being relocated and re-used. The existing adsorption/desorption/refinery (ADR) plant will be re-used in place with minimal refurbishment. In addition to reusing equipment on site, used equipment from the Getchell Mine in Nevada, USA, has been purchased and transported to site. A large portion of the equipment required for the new mill will be made of the equipment currently on site and the used equipment recently purchased, leaving a small number of items to be purchased new.

The used mill is capable of processing a combination of 3,500 tpd of ore from the mine and 700 tpd of spent-ore from the previous heap leach operation. When the mined ore is depleted, the mill is capable of processing 5,000 tpd of spent-ore. The increase in throughput will be realized through reduced crushing and grinding requirements; the spent-ore has been crushed to a size of 1 ½ inches, while the ore from the mine will be crushed to a size of 3 inches.

METALLURGICAL TESTWORK

LAB WORK COMPLETED AT OROSI MINE

Initial metallurgical testwork on ore from the Orosi Mine concentrated on understanding the crush size/gold recovery relationship in an effort to improve the gold recovery of the existing heap leach facility. Several trench samples were taken from active mining areas and leached at various crush sizes. The results showed a very strong relationship between crush size and gold recovery. A summary of the results are shown in Figure 16-1.

FIGURE 16-1 BOTTLE ROLL GOLD RECOVERY VS. CRUSH SIZE


Bottle Roll Recoveries of Trench Samples
% Recovery
100
90
80
70
60
50
40
30
20
10
0
37.5
25
18.75
12.5
9.375
6.25
2
0.595
0.25
0.177
0.149
0.105
0.07
0.083
Crush size, mm
y = 38.019Ln(x) + 6.8001
R² = 0.9377

These initial test results indicate that fine grinding is required for the Orosi Mine ore to achieve high gold recovery.

It was decided to proceed with a metallurgical test program using samples from an ongoing exploration program at Orosi Mine in order to better define the grind size required. The ore at Orosi Mine was initially divided into four ore types: massive quartz, breccias, stock work, and altered volcanics.

Samples from the 2006-2007 core drilling were used to produce composites at various grade ranges for each of the four ore types. In addition to the composites from the current exploration drilling program, two samples of spent-ore from the heap leaching facility were also tested. These samples were initially ground to approximately 100 microns (80% passing 150 mesh) and leached 24 hours. A summary of the results is shown in Tables 16-1 and 16-2.

TABLE 16-1 NUMBER OF TESTS AT VARIOUS GRADES
Central Sun Mining Inc. – Orosi DFS

	Grade Range (g/t)				
Ore Type	**< 1.5**	**1.5 - 2.5**	**2.5 - 5.0**	**> 5.0**	**Total Tests**
Massive Quartz	1	5	2	10	**18**
Breccia	2	1	4	1	**8**
Stock Work	4	2	1	-	**7**
Altered Volcanics	1	3	-	-	**4**
Spent-Ore	3	3	-	-	**6**
Total	**11**	**14**	**7**	**11**	**43**

TABLE 16-2 GOLD RECOVERY OVER A RANGE OF HEAD GRADES
Central Sun Mining Inc. – Orosi DFS

	Grade Range (g/t)				
Ore Type	**< 1.5**	**1.5 - 2.5**	**2.5 - 5.0**	**> 5.0**	**Overall**
Massive Quartz	85.7	85.9	82.4	80.0	**82.2**
Breccia	82.2	90.0	87.5	63.0	**83.4**
Stock Work	88.1	93.2	72.9	-	**87.4**
Altered Volcanics	85.1	82.3	-	-	**83.0**
Spent-Ore	86.4	83.1	-	-	**84.8**
Overall	**86.1**	**85.9**	**84.0**	**78.5**	**85.7**

The initial test results show good recovery on the lower-grade samples with a significant recovery drop as the grade increases. To better understand the recovery

shortfall at higher grades, the pulverized rejects from the tests giving the low recovery were re-leached for 24 hours. A summary of the results is given in Table 16-3 with detailed test results available in Appendix C.

TABLE 16-3 RECOVERY IMPROVEMENT FROM RELEACHING RESIDUES
Central Sun Mining Inc. – Orosi DFS

Ore Type	Ave. Initial Test Head Grade (g/t)	Average Initial Test Tail Grade (g/t)	Average Pulverized Test Tail Grade (g/t)	Average Initial Test Recovery (%)	Average Pulverized Test Recovery (%)
Massive Quartz	21.06	4.66	0.65	77.9	96.9
Stock Work	3.98	0.92	0.13	76.9	96.7
Breccia	2.37	0.36	0.12	85.0	94.9
Altered Volcanics	1.82	0.33	0.06	82.1	97.0

Note: The average pulverized test recovery is calculated using the initial head grade of the sample and the tail grade after leaching the pulverized tail.

The above information shows that the recovery can be greatly improved when the sample is ground finer and leached for an additional 24 hours. Additional tests were completed using some of the initial composites from the initial testwork. These tests used finer grinds and were leached for 48 hours instead of the initial 24 hours. A solution sample was taken after 24 hours of leaching in order to estimate the gold recovery after 24 hours. A comparison of test results from individual composites comparing 24 and 48 hour leach times is given in Table 16-4, which shows that a recovery benefit is experienced by both a finer grind, and a longer residence time. Additional testing is required to optimize the retention time and grind size.

TABLE 16-4 RECOVERY COMPARISON BETWEEN 24 AND 48 HOUR LEACH TIME
Central Sun Mining Inc. – Orosi DFS

		24 Hour Test		48 Hour Test		
Ore Type	Composite Head Grade (g/t)	Average Grind Size (µm)	Final Gold Recovery (%)	Average Grind Size (µm)	Recovery at 24 h (%)	Final Gold Recovery (%)
Massive Quartz	4.04	155	87.7	124	87.1	95.1
Massive Quartz	6.57	191	75.7	101	86.8	94.0
Breccia	2.88	148	83.3	118	88.8	94.2
Breccia	0.87	148	82.2	111	83.4	87.5
Stock Work	2.70	146	84.4	125	82.4	95.8
Altered Volcanics	1.97	142	77.2	112	84.6	92.8
Altered Volcanics	1.85	138	92.6	118	89.1	95.4

TESTWORK COMPLETED AT THE SGS LABORATORY

Initially, four ore types were tested in the lab at the Orosi Mine site. Upon completion of the on-site testwork, it was decided to ship samples to the SGS Mineral Services (SGS) laboratory in Lakefield, Ontario, to verify the completed test results, and to look more closely at the importance of grind size, leach time and cyanide concentration. In addition, it was decided to combine the breccia and massive quartz ore types into one ore type called massive quartz. The stockwork and altered volcanics were also combined into one ore type, called stockwork. This leaves only two distinct ore types: massive quartz and stockwork, for further testing. The initial ore types were combined because the leach results were found to exhibit similar characteristics during the testwork. In addition, they also are very closely associated geologically and it is difficult to consistently separate them in the geologic model.

Representative samples from the core drilling were separated into the two ore types and shipped to SGS for further testwork. The drill hole and intervals used in the two

composites are given in the following tables. A composite sample from the spent-ore pile was also shipped to SGS for further testing.

TABLE 16-5 MASSIVE QUARTZ COMPOSITE
Central Sun Mining Inc. – Orosi DFS

	Interval (m)		
Drill Hole Number	From	To	Gold Assay (ppm)
DDH94	87.9	88.2	2.04
DDH94	89.4	90.72	1.66
DDH94	114.86	115.86	1.88
DDH94	115.86	116.7	2.04
DDH94	119.6	120.15	1.96
DDH91	91	92.5	2.04
DDH91	92.5	94	4.08
DDH91	94	95	1.96
DDH91	99.55	100	1.82
DDH91	112.5	114	1.96
DDH91	114	114.9	0.62
DDH90	8.57	9.15	2.60
DDH90	17.31	17.81	0.96
DDH90	18.81	20.43	1.64
DDH90	33.75	34.38	2.12
DDH87	91.7	92.3	1.16
DDH85	223.64	223.8	4.06
DDH85	262	263.5	3.82
DDH84	61.4	61.8	2.10
DDH77	125.5	126.03	0.78
Overall Average			**2.00**

TABLE 16-6 STOCKWORK COMPOSITE

Central Sun Mining Inc. – Orosi DFS

	Interval (m)		
Drill Hole Number	**From**	**To**	**Gold Assay (ppm)**
DDH94	84	84.45	1.72
DDH94	116.7	118.4	1.76
DDH94	118.7	119.6	1.00
DDH90	32	33.75	1.44
DDH87	78.8	80.2	0.80
DDH87	80.8	81.1	1.34
DDH87	88.3	89.92	1.40
DDH85	228.43	229.37	1.42
DDH84	31	31.9	0.70
DDH84	37.15	37.8	0.82
DDH84	37.8	38.75	1.66
DDH84	46.2	47.7	1.06
Overall Average			**1.31**

Samples from the three composites were tested at grind sizes of approximately 75 microns and 100 microns, and leach times of 36 hours and 48 hours. All of these tests were completed using an initial cyanide concentration of 0.2 gpl with the cyanide maintained at 0.1 gpl throughout the test. The results from these tests are given in the following tables.

TABLE 16-7 36 HOUR LEACH WITH 0.2 GPL NACN CONCENTRATION

Central Sun Mining Inc. – Orosi DFS

Ore Type	Grind Size (µm)	Calculated Head (ppm)	Au Recovery (%)
Massive Quartz	72	1.89	74.9
Massive Quartz	99	1.97	77.9
Stock Work	65	1.33	65.4
Stock Work	89	1.65	82.4
Spent-Ore	70	0.85	90.0
Spent-Ore	91	0.93	87.6

TABLE 16-8 48 HOUR LEACH WITH 0.2 GPL NACN CONCENTRATION

Central Sun Mining Inc. – Orosi DFS

Ore Type	Grind Size (µm)	Calculated Head (ppm)	Au Recovery (%)
Massive Quartz	72	1.9	88.7
Massive Quartz	99	2.07	91.8
Stock Work	65	1.39	86.3
Stock Work	89	1.3	87.3
Spent-Ore	70	1.08	87.9
Spent-Ore	91	1.04	87.0

Results from this testwork indicate that grinding finer than 100 microns is not improving gold recovery. In fact, the recovery is slightly less with the finer grind. The results also indicate that the additional leach time appears beneficial for the massive quartz and stock work ore types, but not beneficial for the spent-ore at the low cyanide concentrations.

Further testwork was completed looking more closely at the leach time and cyanide concentration. All tests were completed at a 100 micron grind because no recovery advantage was found in the earlier testwork at the 75 micron grind. The results are presented in Table 16-9, below.

TABLE 16-9 LEACH TESTS AT 100 MICRON GRIND

Central Sun Mining Inc. – Orosi DFS

Ore Type	NaCN Concentration (gpl)	Calculated Head (ppm)	Au Recovery – 36 hr (%)	Au Recovery – 48 hr (%)
Massive Quartz	0.2	1.97	77.9	85.4 *
Massive Quartz	0.2	2.07	86.6 *	91.8
Massive Quartz	0.5	2.24	93.7 *	95.5
Stock Work	0.2	1.65	82.4	91.7 *
Stock Work	0.2	1.30	80.0 *	87.3
Stock Work	0.5	1.29	91.8 *	92.7
Spent-Ore	0.2	0.93	87.6	95.0 *
Spent-Ore	0.2	1.04	81.4 *	87.0
Spent-Ore	0.5	0.98	90.1 *	93.4

* The recoveries at these time intervals were calculated using solution samples obtained throughout the leach test.

The results from this testwork show the importance of cyanide concentration during leaching and are presented in Table 16-10. There appears to be a slight recovery improvement between 36 and 48 hours; however, not enough improvement to justify building the additional leach tanks. All further work for the DFS was completed using a 100 micron grind, 36 hour retention time and 0.5 gpl cyanide concentration. A master composite, comprised of 51% massive quartz, 33% stock work and 16% spent-ore, was produced to verify leach results at a feed blend that most closely matches the ore blend expected during the first five years of mill operation.

TABLE 16-10 LEACH RESULTS ON FEED COMPOSITE AT 100 MICRON GRIND

Central Sun Mining Inc. – Orosi DFS

Ore Type	NaCN Concentration (gpl)	Calculated Head (ppm)	Au Recovery – 36 hr (%)	Au Recovery – 48 hr (%)
Composite	0.5	1.61	91.5	94.1
Composite	0.5	1.95	94.0	95.1

LIMÓN TEST RUN

In addition to the lab testwork, a test lot of Orosi Mine ore was processed through CSM's Limón mill. The ore tested was comprised of approximately 91.5% massive quartz and 8.5% stockwork ore types. The Limón mill has a standard flowsheet consisting of a primary crusher, SAG mill and ball mill, similar to the flowsheet proposed in the DFS for the Orosi mill.

The results of the Orosi ore test campaign at Limón are summarized in Table 16-11.

TABLE 16-11 SUMMARY OF LIMÓN MILL TEST RESULTS
Central Sun Mining Inc. – Orosi DFS

Grade Recovery	Units	Value
Tonnage	(t)	4,536
Head Grade	(Au gt)	5.61
Tail Grade	(Au gt)	0.51
Gold Recovery (solid losses only)	(%)	90.9
Total Gold Recovery	**(%)**	**90.4**
Average Grind Size -200 mesh (74 µm)	(%)	82.6
Leach Retention Time	(h)	38

The test results strongly support the lab results, indicating a recovery of approximately 90% can be achieved when grinding this ore to 80% passing 150 mesh, and leaching for 38 hours.

A sample of SAG mill feed was collected during the test. Four lab leach tests were completed from this sample. The four tests were ground to various sizes and all leached for 48 hours. The results from these tests are shown in Table 16-12.

TABLE 16-12 LAB TEST RESULTS ON A SAMPLE FROM THE LIMÓN TEST RUN
Central Sun Mining Inc. – Orosi DFS

Grind Size, P80 (µm)	Calculated Head (g/t)	Au Recovery (%)	Au Tail Grade (g/t)	NaCN Consumption (kg/t)	Lime Consumption (kg/t)
194	5.26	95.6	0.23	0.49	1.35
133	4.88	94.6	0.28	0.46	1.39
112	5.62	95.6	0.25	0.50	1.14
106	5.47	96.9	0.17	0.50	1.38

Data from the test at Limón also shows that the Orosi Mine ore may be a good candidate for gravity concentration. No lab gravity tests have been completed to date, however, gold grades from samples collected during the test indicate the circulating load in the grinding circuit has a much higher grade than the feed material. Table 16-13 shows the average gold grades around the cyclone circuit.

TABLE 16-13 GOLD GRADES FROM THE LIMÓN GRINDING CIRCUIT
Central Sun Mining Inc. – Orosi DFS

Cyclone Circuit	Gold Grade (g/t Au)
Cyclone Feed	9.81
Cyclone Underflow	12.99
Cyclone Overflow	4.59

REAGENT TESTWORK

Initial settling tests have been completed in the lab. A relatively high molecular weight anion flocculant was found to settle the Orosi Mine ore quite well. The expectant dosage of flocculant is expected to be 0.025 kg/t, with a terminal density of over 55% possible.

Average lime and cyanide consumptions from the 48 hour tests are given in Table 16-14.

TABLE 16-14 AVERAGE REAGENT CONSUMPTIONS

Central Sun Mining Inc. – Orosi DFS

Ore Type	Cyanide Consumption (kg/t)	Lime Consumption (kg/t)
Massive Quartz	0.59	1.17
Breccia	0.54	1.00
Stock Work	0.48	1.42
Altered Volcanics	0.52	3.75
Spent-Ore	0.40	1.25

ORE GRINDABILITY

Samples from three of the four initial ore types were shipped to SGS for Bond work index and abrasion index testing. The results are summarized in Table 16-15.

TABLE 16-15 GRINDABILITY PARAMETERS

Central Sun Mining Inc. – Orosi DFS

Ore Type	Bond Work Index, BWI (kWh/t)	Abrasion Index, A_i (g)
Massive Quartz	16.60	0.866
Breccia	18.70	0.798
Stock Work	14.10	0.429

SILVER CONTENT

The ore deposit at Orosi Mine has isolated pockets of high-grade silver. Much of the deposit appears to contain silver grades similar or somewhat higher than the accompanying gold grades. The current test results for silver recovery are inconsistent and have not been used for the DFS. Future work should include a more detailed approach to understanding both the expected silver grade and expected silver recovery.

CYANIDE DETOXIFICATION

The testwork has shown that a relatively high cyanide concentration is required to maximize gold recovery. The cyanide concentration in the last CIP tank will be too high

(above 50 ppm WAD) to discharge directly to the tailings impoundment while staying within the parameters of the International Cyanide Code. This will require an initial cyanide detoxification of the leach tails to maintain acceptable cyanide concentrations for discharge to the tails impoundment. Initial cyanide detoxification tests were completed at the SGS lab. A ferrous sulphate addition of 0.65 kg/tonne was shown to reduce the WAD cyanide to below 10 ppm after one hour of retention time. This level is well within the parameters of the cyanide management code, enabling the slurry to be deposited in the tails impoundment after the ferrous sulphate addition.

The plant site will require periodic releases of solution to the environment because of a positive water balance. It is planned to use the existing hypochlorite detoxification system currently in use to treat the tails solution before it is discharged.

FUTURE TESTWORK

Additional testwork required to optimize mill performance includes:

- Additional settling tests to verify both the flocculent consumption and the expected thickener density. This testing will also be used to finalize the pre-leach thickener size.
- Additional cyanide detoxification tests, to optimize the retention time and reagent additions needed.
- Slurry rheology testing will be required, to obtain design information for the four new leach agitators.
- The SAG mill trommel oversize will require assaying to verify that the material is of high enough grade to justify being returned to the milling circuit. This can be done after the mill is in operation.
- The cyclone underflow will be tested to if it is feasible to install a gravity separation circuit (such as a Knelson Concentrator). This can be done after the mill is in operation.
- The required residual cyanide concentration will be investigated to better analyze the need for a tails thickener. This can be done after the mill is in operation.

MINERAL PROCESSING

The Orosi Mine project process facility will process both ore from the operating open pit and from a stockpile of spent-ore from the previous heap leach facility. Ore from the mine will be fed to the existing primary crusher and will be conveyed to a stockpile. Ore from the spent-ore discard pile will be screened to remove the -3/8" material and stockpiled near the crushed ore stockpile.

Ore from the stockpile will be fed to the grinding circuit, comprised of a SAG mill and two ball mills. SAG mill trommel undersize and the discharge from the two ball mills report to a common cyclone feed sump. The SAG trommel oversize is either fed back into the SAG mill or stockpiled to be processed through the secondary crusher. Cyanide will be added to the cyclone feed pumpbox to begin the leaching process.

The slurry will be pumped from the cyclone feed pumpbox to the cyclone bank. Cyclone underflow will return to the ball mills for further grinding. Cyclone overflow reports to the pre-leach thickener. The thickener underflow is pumped to a series of leach tanks for further gold leaching. The thickener overflow reports to a series of five Carbon-In-Column (CIC) units, where the leached gold will adsorb onto the activated carbon in the columns. CIC column discharge will report back to the mill water tank to be reused in the system.

The slurry will flow by gravity through eleven leach tanks and through five Carbon-In-Pulp (CIP) tanks. Activated carbon is present in the five CIP tanks for adsorbing the leached gold from solution. The carbon is periodically pumped counter-current to the slurry flow. Periodically loaded carbon is pumped from the first CIP tank to a storage container to be transferred to the ADR plant to remove the precious metal.

The slurry will pass from the final CIP tank to a cyanide detoxification tank where the cyanide concentration will be reduced to acceptable levels with ferrous sulphate. The slurry is then pumped to the tailing impoundment.

The loaded carbon will be first acid washed with hydrochloric acid to remove the carbonate scale build up. The carbon is then transferred to the strip vessel where the precious metal is stripped off using high temperature strip solution. The strip solution is pumped through an electrowinning cell to precipitate the precious metal. The barren solution is then circulated back to the strip circuit for reuse. The precious metal sludge is collected from the bottom of the EW cell, fluxes added, and smelted to produce a doré bar for shipment.

The following figures illustrate the process flowsheet, followed by more detailed descriptions of the various process components.



FOR REVIEW

STREAM NUMBER	1	3	13	16	18	20	21
STREAM DESCRIPTION	COARSE ORE STOCKPILE	MILL WATER	MILL WATER	CONE CRUSHER CONVEYOR	FRONT END LOADER	COARSE ORE STOCKPILE	SAG MILL FEED
SOLID tons/h	216.8			180.2	158.5	31.7	237.6
SOLIDS S.G.	2.7			2.7	2.7	2.7	2.7
SOLID m3/h	80.5			71.8	58.8	12.0	88.7
SOL'N tons/h	16.5			116.5	11.9	2.4	19.8
SOLIDS %	93.0			61.5	93.0	93.0	92.4
SOL'N m3/h	16.5	87.2	35.0	116.5	11.9	2.4	19.8
PULP tons/h	233.3			306.7	170.4	34.1	257.4
PULP S.G.	2.4			1.6	2.4	2.4	2.4
PULP m3/h	98.0			188.3	71.7	14.2	109.2

NOTES:

- * : LA LIBERTAD
- ** : GETCHELL
- (X) : STREAM NUMBER
- : FOR REVIEW

Figure 16-2

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Orosi Milling Circuit

Flowsheet 1

Crushing and Primary Grinding

June 2008

Source: Central Sun Mining Inc., 2008.



STREAM NUMBER	5	7	8	9	10	11	12	16	17
STREAM DESCRIPTION	CYANIDE	CYCLONE FEED PUMP	BALL MILL BAR BIN	BALL MILL CYCLONE	CARBON COLUMN DISCHARGE WATER	CIP CIRCUIT	MILL WATER	SAG MILL DISCHARGE	BALL MILL RECYCLE
SOLID ton/h		668.8	475.8	190.2		190.2		190.2	475.5
SOLIDS S.G.		2.7	2.7	2.7		2.7		2.7	2.7
SOLID m3/h		251.2	179.5	71.8		71.6		71.8	179.5
SOL'N tons/h		567.1	203.8	383.5		190.3		116.5	221.8
SOLIDS %		54.0	70.0	34.4		50.0		62.0	68.3
SOL'N m3/h	0.4	567.1	203.8	382.3	1731.0	190.3	10.0	116.5	213.8
PULP tons/h		1235.9	679.3	553.5		380.4		306.7	689.3
PULP S.G.		1.5	1.9	1.2		1.5		1.6	1.8
PULP m3/h		818.4	383.3	420.1		262.0		188.2	393.3

NOTES:

- * : LA LIBERTAD
- ** : GETCHELL
- *** : BELLA VISTA
- (N) : STREAM NUMBER
- (cloud) : FOR REVIEW

Figure 16-3

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Orosi Milling Circuit

Flowsheet 2 - Secondary Grinding and Leach Circuits

June 2008

Source: Central Sun Mining Inc., 2008.


LEACH TANKS
SUPERSAC
NOTES:
: DECISION PENDING THICKENER TANK
: LA LIBERTAD
: GETCHELL
: STREAM NUMBER
: FOR REVIEW

FOR REVIEW

STREAM NUMBER	11 / 11'
STREAM DESCRIPTION	LEACH TANKS TAILING POND
SOLID ton/h	190.2
SOLIDS S.G.	2.7
SOLID m3/h	71.8
SOL'N tons/h	190.2
SOLIDS %	50.0
SOL'N m3/h	190.2
PULP tons/h	380.4
PULP S.G.	1.5
PULP m3/h	260.0

Figure 16-4

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Orosi Milling Circuit

Flowsheet 3 - Cil, Carbon Handling and Stripping Circuits

June 2008

Source: Central Sun Mining Inc., 2008.


CARBON IN COLUMN


WATER SUPPLY

FOR REVIEW

STREAM NUMBER	10	11	14 / 14'	15	18
STREAM DESCRIPTION	CIC BARREN SOLUTION	TAILING PUMP BOX	MILL WATER TANK MILL WATER PUMP	FRESH WATER SUPPLY	FRESH FIRE WATER TANK
SOLID tons/h		190.2			
SOLIDS S.G.		2.7			
SOLID m3/h		71.8			
SOL'N tons/h		190.2			
SOLIDS %		50.0			
SOL'N m3/h	173.10	190.2	335.6	40.5	160.0
PULP tons/h		380.4			
PULP S.G.		1.5			
PULP m3/h		262.0			

NOTES:

- * : LA LIBERTAD
- ** : GETCHELL
- (N) : STREAM NUMBER
- (cloud) : FOR REVIEW

Figure 16-5

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Orosi Milling Circuit

Flowsheet 4

CIC and Water Supply

Source: Central Sun Mining Inc., 2008.


FLOCCULANT SYSTEM (NEW)
HCL-HYDROCLORIC ACID (EXIST)
NaCN - SODIUM CYANIDE (EXISTING)
ANTISCALENT (EXISTING)
NaOH - SODIUM HYDROXIDE (EXISTING)
PLANT / INSTRUMENT AIR (NEW)

Figure 16-6

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Orosi Milling Circuit
Flowsheet 5
Reagents and Air Systems

NOTES:
* : LA LIBERTAD
** : GETCHELL
: FOR REVIEW

June 2008

Source: Central Sun Mining Inc., 2008.

PLANT DESCRIPTION

LOCATION

Cell No. 1 of the heap leach pad will be levelled to its foundations, providing space between the existing crushing facilities and the remainder of the heap leach pad. The new grinding and leaching circuits will be located in this space (see Figure 16-7). In selecting this location, the flow of material through the Processing Plant and to the existing ADR plant will be via gravity flow, minimizing pumping costs.

CRUSHING

Run of Mine (ROM) ore, with a size of 80% passing 400 mm, will be transported using haul trucks to a dump hopper and any oversize rocks will be reduced in size by a rock-breaker. An apron feeder will withdraw ore from the hopper onto a grizzly, where the fines will report directly to the stockpile feed conveyor. The oversize will report to the jaw crusher (42" x 48"), and the product will combine with the grizzly undersize for transportation to an existing stacking conveyor, to produce a crushed ore stockpile.

The secondary crushing system will be operated periodically to crush SAG mill trommel screen oversize. The trommel oversize will be campaigned through the primary crusher periodically, as needed. An existing transfer conveyor will be used to direct the primary crusher discharge to the existing secondary crushing circuit. The product from the secondary crushing circuit will report to the same stacking conveyor as normal primary crusher product.


PLANTA ADR
BOTADERO LIXIVIADO
BOTADERO No. 2
N

Figure 16-7

Central Sun Mining Inc.

Orosi Mine DFS

Nicaragua, Central America

General Plant Layout

June 2008

Source: Central Sun Mining Inc., 2008.

GRINDING

The ore feeding the SAG mill will consist of both ROM open pit ore and spent-ore. Both stockpiles will be reclaimed using a front-end loader into the SAG mill feed bin. An apron feeder will draw ore from the bin and discharge onto the SAG mill feed conveyor, where the tonnage is measured using a weightometer before feeding the SAG mill. Both lime and SAG mill steel balls will be fed onto this conveyor.

The grinding circuit consists of a SAG mill (2,250 hp), operating in closed circuit, with oversize from the SAG mill trommel screen being fed back to the SAG mill or stockpiled for further crushing. The SAG mill trommel screen undersize reports to a cyclone feed sump, along with the discharge from two parallel ball mills (2,250 hp and 1,000 hp). Dilution water from the mill water tank and sodium cyanide are added to the cyclone feed sump.

CLASSIFICATION

Slurry is pumped from the cyclone feed sump to hydro-cyclones for classification. The cyclone underflow will report to a splitter box. The splitter box will split the slurry flow according to mill power, approximately 2/3 of the product to the 2,050 hp mill and the remaining 1/3 of the product to the 1,000 hp mill for further grinding. The cyclone overflow will flow by gravity to the pre-leach thickener.

THICKENING

Thickening tests were performed on both of the major ore types and it was determined that a thickener of approximately 30 m in diameter would be required. Additional settling tests are scheduled to finalize the thickener diameter. The leached gold will report to the overflow and is gravity fed to CIC columns at the existing ADR plant. The discharge from the CIC columns is pumped back to the mill water tank to be reused in the process. The underflow slurry (45% solids) is pumped to the leach circuit for further extraction. A thickener feed trash screen will ensure that no steel scats will enter the leach circuit. Flocculent will be added to the thickener feed well at a concentration of 0.1% flocculent at a rate of 25 g/t.

LEACHING

The leach circuit consists of four new tanks in series, each 11 m diameter x 11 m height, followed by seven tanks in series, each 8.84 m diameter x 9.45 m height, providing a total residence time of 27 hours. Agitators will be used in each of the tank to ensure sufficient mass transfer, while sparge air compressors will provide oxygen (in the form of air) required for the leaching to proceed. Additional sodium cyanide and sodium hydroxide (for pH control) can be added to the tanks to ensure optimal leaching conditions. The pH in the tanks will be maintained at 10.5, while the solids concentration will be 45%. The product slurry from the leach tanks will gravity flow to the CIP circuit, where the leached gold will be absorbed onto activated carbon.

CARBON-IN-PULP CIRCUIT

The CIP circuit will consist of five tanks, each 8.84 m diameter x 9.45 m height, in series providing a combined nine hours residence time. In addition to the five CIP tanks, there will be a cyanide detoxification tank of equal size. A 20 kW agitator will be used in each of the tanks to ensure sufficient mass transfer while the leach sparge air compressors will provide oxygen (in the form of air) required for the additional leaching. The carbon concentration in each of the tanks will be 15 g/L, and the gold loading onto the carbon will be 2,000 g/t Au to 3,000 g/t Au. Kambalda screens, fabricated on site, will be used for carbon retention in each of the five tanks. Carbon transfer pumps will periodically move the carbon up the circuit. From CIP tank #1, the carbon is pumped to two wash screens, where the slurry or undersize is drained back to the CIP.

The slurry will pass from the final CIP tank to the cyanide detoxification tank, where the cyanide concentration will be reduced to acceptable levels with ferrous sulphate. The slurry is then pumped to the tailing impoundment.

ARD PLANT

The existing carbon in column (CIC) circuit consists of two rows of six columns, each column having a diameter of 2.4 m and a height of 2.1 m. The carbon is periodically pumped up the circuit, while the carbon in the first column is transferred to the loaded carbon storage, where it will be combined with the carbon from the new CIP circuit. The

existing barren solution pumps, that currently pump the barren solution back to the heap leach pads, will be used to pump this solution back to the mill water tank, thus reducing additional water requirements.

The existing acid wash, stripping and reactivation system is capable of processing two batches per day of carbon (four tonnes per batch), and will be sufficient in size to handle the grades of gold that are expected. The carbon will be acid washed with a 5% HCl solution, flowing upwards through the bed at a rate of 2 bed volumes per hour, for 2 hours, followed by a neutralization step, using 1% caustic solution flowing upwards through the bed at a rate of 2 bed volumes per hour, for 1.5 hours. The carbon will then be transferred to an elution vessel and eluted for 8 to 12 hours, by pumping barren strip solution (fresh water containing 1% NaOH), at a rate of 2 bed volumes per hour, through the vessel. The elution will take place at 132°C and consequently will occur under pressure of about 30 psig to ensure the solution does not boil. Carbon regeneration will generally occur for each elution batch and takes place in the carbon regeneration kiln which operates at 650°C.

The pregnant solution from the elution column passes through a heat interchanger to reduce the temperature below boiling while preheating the incoming barren solution, and reports to the pregnant solution tank. The pregnant solution is then pumped to the electrowinning cells in a single pass and then reports back to the barren solution tank.

When required, the electrowinning sludge will be removed from the electrowinning cells and smelted to produce doré bars. The doré bars are shipped off site for final refining. The electrowinning circuit, sludge filter press, and furnace are all sufficiently sized to handle the expected gold production.

TAILINGS

Tailings, which consist predominantly of the slurry from the cyanide detoxification tank, will be pumped to a storage facility located west of the ADR plant. Depending on the detailed topography, gravity flow may be possible. The impoundment will be

constructed to ensure a low spot is available where the supernatant solution will accumulate. This solution will be pumped back to the mill to be reused in the process.

Additional supernatant solution will be pumped to a series of four existing solution storage ponds. The solution in these ponds will be used to supplement the existing reclaim system. In addition, these ponds will be used to treat the excess solution prior to discharge to the environment.

Tailings transport and management are discussed further in Section 19.

REAGENTS

The current reagent area is located within the ADR building, and includes equipment for mixing, storing and pumping hydrochloric acid, sodium cyanide, antiscalent (2 types), and sodium hydroxide. The sodium cyanide will be mixed at the ADR plant and pumped to a day tank located near the pre-leach thickener. The cyanide will be transferred to both the cyclone feed sump in the grinding circuit, and to the first leach tank from this day tank.

The main use of sodium hydroxide will be for carbon elution with a small amount required to control the pH in the leach and CIP tanks. Thus, the storage system for the sodium hydroxide system will remain at the ADR plant. The hydrochloric and antiscalent system will remain the same as the current configuration. A new flocculent mix system will be installed near the pre-leach thickener. A ferrous sulphate mix system will be installed near the detoxification tank after the last CIP tank.

WATER SYSTEMS

There are currently no major requirements of mill or fresh water with the existing facility. Consequently, a new mill and fresh water distribution system will be required. The fresh water system will consist of a fresh water tank, also used as the fire water storage tank, and two distribution pumps. The fresh water tank will be filled from the fresh water well pumps. The fresh water will be used for mill lube unit cooling, reagent mixing, gland seal water, and mill water make up.

The mill water system will consist of a mill water tank, two mill water distribution pumps and one high pressure mill water pump. Mill water will be used for grind circuit dilution water, plant wash down, and screen spray water. The gland seal system will be installed so either fresh or mill water can be used. The CIC circuit discharge will be pumped to the mill water tank along with reclaim water from the tails impoundment. Fresh water will be added as needed to the mill water tank as well.

The annual rainfall at the plant site is quite high resulting in a positive water balance, meaning the rainfall accumulation is higher than the water needs for the plant. The site is permitted to discharge solution after it is treated to remove most of the cyanide. This is an expensive process and will be avoided whenever possible by recycling as much water as possible. There are four solution ponds on site from when the heap leach facility was in operation. These ponds will be used to help manage the water supply to minimize the water discharged to the environment.

POWER DISTRIBUTION

The capacity of the current on-site diesel-powered electrical generating sets is not sufficient to produce enough power to sustain the expected electrical loads required as a result of upgrading the Process Plant. As a result, the mine power supply will be connected to the National Interconnected Grid in 138 kV format, via an overhead transmission line up to the Primary Substation "El Mojón" located on the mine site.

The electrical distribution system will be radial in nature. Primary distribution will be either 13.8 kV for existing systems, or 4.16 kV for the new electrical circuits. The large electrical motors that are found on the mills, will be fed via the 4.16 kV systems.

More detail on power distribution can be found in Section 19, Infrastructure.

PROCESS CONTROL AND INSTRUMENTATION

The process facility will contain a central PLC that will initially be used for monitoring the process with minimal automatic control. Weightometers will be used on the SAG feed belt, SAG mill trommel oversize belt, and the primary crusher stacker belt.

Flow meters will be used primarily for metallurgical control and will be installed on the CIC column feed line, thickener underflow, reclaim water line, the cyanide addition line, ferrous sulphate addition line, and the cyclone feed line. Nuclear density gauges will be installed on the cyclone feed line and the thickener underflow line for operational control.

Because cyanide will be used in the circuit, pH probes will be installed in the cyclone overflow launder, first and fifth leach tanks and the cyanide destruction tank.

The plant will initially be operated with minimal automation with a central PLC used primarily for monitoring the operation. The signals from the plant wide instrumentation system will report to the PLC and used for monitoring only. All of the instruments needed to automate the system will be installed and will report to the PLC, with the control loops being written after the plant starts up. The on-site personnel will be expected to write most of this control software, to ensure the automatic systems can be maintained throughout the life of the project.

Automatic control will be provided for sump levels, especially the cyclone feed sump. In addition, numerous alarms will be included to assist in normal mill operation, i.e. tank levels, low pH, and gland seal water pump stoppage.

Equipment protection software will be included, i.e. to ensure the mill clutch doesn't engage unless the motor is up to speed, and that all lubrication is functioning. Where possible, the equipment protection will remain hardwired to better protect the equipment.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

SUMMARY

The current Mineral Resource estimate for Orosi is comprised of two components: the unmined portions of the Orosi epithermal gold-silver deposits outlined thus far by drilling; and the previously-mined material that has been crushed and processed by conventional heap-leach methods, that may be amenable to further processing to extract residual gold not recoverable at the current size distribution (spent-ore). The former is based on a three-dimensional block model, with individual outlines of zones or lenses interpreted from geological data derived from drill logs, trenches, and other geological information. Grade estimates are based on samples from RC and diamond core drilling. The spent-ore estimates, detailed separately at the end of this section, are derived from production records, physical surveys and sampling from trenching and drilling.

Each of the 6.25 m x 6.25 m x 6 m high blocks in the Orosi in-situ model was assigned with up to three zone codes and a percentage for each code based on the portion of the block that resides within each of the outlines interpreted from the geological data. The three percentages represent the proportions of massive veins, stockwork and colluvium contained in each block (rock codes 1, 2, and 3) while the assigned zone codes are specific to each of the 53 separate lenses modeled. Up to three grades were interpolated for each block by ordinary kriging, utilizing only those drill assay composites whose zone and rock codes matched those of the block. An overall grade was then determined by weighting the individual interpolated grades with the percentage and specific gravity of each rock type assigned to the block. The total block percentage is based on the sum of the individual percentages of each rock type. Each block was also assigned an overall zone code based on the majority zone code contained in the block.

Table 17-1 provides a summary of the Mineral Resources for the Indicated and Inferred classifications, as estimated by Scott Wilson RPA. Since estimates for both

Mineral Resources and Mineral Reserves are reported, Mineral Resources are stated exclusive of Mineral Reserves. The resources have also been limited to the boundaries of an economic outline determined through pit optimization using US$800 per ounce Au. The starting surface for the optimization was the design pit that contains the Mineral Reserves. Additional mineralization exists outside the boundaries of the economic outline that may be amenable to mining and process methods not considered in this analysis. The area known as Esmeralda has been excluded from the tabulation since it is CSM's intent to use this area as a waste dump. Further details on the estimates can be found in the following sections of this Report.

TABLE 17-1 MINERAL RESOURCE ESTIMATES

Central Sun Mining Inc. – Orosi DFS

Location	Indicated Resources			Inferred Resources		
	kt	g/t Au	koz Au	kt	g/t Au	koz Au
Mojón	2,413	1.35	104	84	1.40	4
Crimea	1,676	1.56	84	152	1.62	8
Santa María	188	2.85	17	8	2.20	1
Spent-Ore	-	-	-	3,140	0.70	71
TOTAL	**4,276**	**1.50**	**206**	**3,384**	**0.76**	**83**

Notes: 1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are exclusive of Mineral Reserves.
3. Remaining as at January 1, 2008 (physical survey March 31, 2007)
4. Mineral Resources are estimated at a block cut-off grade of 0.56 g/t Au.
5. Cut-off grade is based on a gold price of US$800/oz and metallurgical recovery of 90% for unmined material, and 80% for spent-ore.
6. Numbers may not add due to rounding.

Only those blocks within the interpreted grade envelope above 0.56 g/t Au are reported in this tabulation. Further detail, with respect to the distribution of grade within the block model, is provided under a separate heading. The estimate is based on the results from 667 RC drill holes and 105 core (diamond) drill holes. Not all holes and/or sample intervals were used in the estimate. Some of the holes fall outside the reported zones and either serve to confine the estimates or reside outside the area of interest. A

number of holes and/or intervals, deemed unreliable for use in modeling, were also excluded from the estimate.

The drill composite spacing averages just over 34 m in the plane of structure, which, in Scott Wilson RPA's opinion, is sufficient to classify the majority of the Mineral Resources as Indicated, although much of the deposit would benefit from closer-spaced drilling. The Mineral Resources classified as Indicated are located within the core of the drilling, while the Inferred Resources are located in areas of wider-spaced drilling, around the periphery, and at depth. Since Inferred Resources cannot be used for Mineral Reserve estimation, tabulations for Inferred Mineral Resources include small areas within the boundaries of the pit design used to determine Mineral Reserves. The extent of the deposit is reasonably well defined, except at depth, where further drilling is required.

HISTORY OF RESOURCE ESTIMATES

From 1998 through 2005 Mineral Resource estimates were made by MINISA, DESMINIC and their consultants based on a geological interpretation and block model developed by MINISA in 1998. The estimates were not CIM-compliant.

Scott Wilson RPA estimated Mineral Resources at Orosi Mine as of June 30, 2006 (Lacroix, 2006). That estimate, also predicated on the geological interpretation made by MINISA in 1998, was based on a three-dimensional block model, with individual outlines of zones or lenses interpreted from geological data derived from drill logs, trenches, and other geological information. The 2006 estimated is summarized in Table 17-2.

TABLE 17-2 JUNE 2006 MINERAL RESOURCE ESTIMATE

Central Sun Mining Inc. – Orosi DFS

Location	Indicated Resources			Inferred Resources		
	kt	g/t Au	koz Au	kt	g/t Au	koz Au
Mojón-Crimea	13,743	1.46	647	3,551	1.73	198
Esmeralda	1,363	1.23	54	417	1.13	15
Santa María	1,188	2.45	94	280	1.90	17
TOTAL	**16,294**	**1.52**	**794**	**4,248**	**1.68**	**230**

Notes: 1. CIM definitions were followed for Mineral Resources.
2. Remaining as at June 30, 2006.
3. Mineral Resources are estimated at a block cut-off grade of 0.60 g/t Au.
4. Cut-off grade is based on a gold price of US$500/oz and metallurgical recovery of 61%
5. Numbers may not add up due to rounding.

DATABASE – GENERAL DESCRIPTION

The Mineral Resource estimates for the Orosi deposit are based primarily on information from surface drilling, supplemented in part by surface mapping and trenching to assist in the interpretation. The collar database provided to Scott Wilson RPA contains 667 RC drill holes, 105 core holes, and 39 trenches. The trenches were not used in the estimate. Drilling on Orosi covers an approximate area of 1.2 km by 3.9 km. Holes range from 21 m to 360 m in length and most are drilled at –45 degrees to the northwest.

Further detail on drilling can be found in Section 11, Drilling, of this Report.

ASSAYS

The assay database provided to Scott Wilson RPA for Orosi contains over 82,700 assay intervals that contain gold values greater than zero. The holes were also assayed for silver in most intervals; however, the Mineral Resource estimate includes gold only. Approximately 10,700 non-zero intervals are located within the interpreted mineralized zones of primary interest. Most intervals are 1.5 m in length. Brief statistical summaries of gold for the three major rock types are provided in Table 17-3.

TABLE 17-3 GOLD ASSAY STATISTICS
Central Sun Mining Inc. – Orosi DFS

Rock Type	Count	Grade (g/t Au) Min	Max	Average	Std. Dev.
1 Massive	1,996	0.001	233.58	4.04	11.57
2 Stockwork/Stringer	8,242	0.001	549.73	1.19	7.97
8 Colluvium	475	0.001	12.29	0.94	1.41
Total	**10,713**	**0.001**	**549.73**	**1.71**	**8.67**

Notes: Only those intervals ≥0.001 g/t Au with rock codes are reported.
Excludes flagged intervals discussed in Section 14, Data Verification.

GEOLOGICAL MODEL

Scott Wilson RPA's previous Mineral Resource estimate for Orosi, made in 2006, was based on geological interpretations completed by MINISA after the 1998 drilling campaign. The Orosi deposit had been modelled as four major and two minor rock types or zones in three areas (Mojón-Crimea, Esmeralda, and Santa María) for a total of 22 rock codes. A series of outlines for each of the 22 rock codes were produced for use in modeling. These outlines, which were based primarily on the geological data from drilling, were drawn in plan, spaced at six-metre intervals, with elevations coinciding with the block model bench midpoints. Each assay interval in the drill hole database was assigned a corresponding rock code.

The geological model was completely revised in 2007 by Scott Wilson RPA after the completion of the 2007 drilling, reducing the number of rock types as well as dispensing with the individual bench outlines in favour of a full set of 3D solids or wireframes. For the purpose of resource estimates, Orosi has been modeled as 53 individual lenses (45 stockwork, 8 colluvium) in four separate areas (Mojón, Crimea, Esmeralda, and Santa Mariá). Each lens was assigned a unique 3-digit numeric value to allow coding of assay intervals in the drill hole database. The 1-digit prefix denotes the area while the 2-digit suffix is specific to the stratigraphic location of each lens within the package of

mineralized rock and the individual lens number. Corresponding codes were also assigned to each block in the block model residing at least partly within the modelled lenses. Zones of massive veining within the stockwork were also identified and modelled separately, allowing further subdivision into rock type. In all, 85 solid models or 3D wireframes were created. The rock types used in the geological model are described below:

- ***Massive Veins – Type 1:*** Zones of massive, polyphase quartz veining and strong to intense silicification and brecciation. Gold grades are typically high (>3 g/t Au), particularly where vuggy quartz textures occur, but certain intersections can be lower in grade. Scott Wilson RPA chose to include these lower grade intercepts to maintain continuity. The Mojón area, followed by Crimea, contains the bulk of massive vein and breccia zones. However on a proportional basis, the amount of high grade massive vein and breccia with respect stock-work mineralization is highest at Santa María suggesting significant difference in structural preparation between the two trends.

- ***Stockwork/Stringer Zones – Type 2:*** Stockwork zones are comprised of moderate to strong quartz veining and associated moderate to strong silicification and argillic alteration of the wall rock. Minor quartz vein breccias. The stockwork zones generally encompasses or haloes massive quartz veins, but with less intensely developed quartz veining and silicification. Gold grades are typically moderate to high grade (0.5 g/t Au to 4 g/t Au). Stringer zones contain more spotty quartz veining with associated weak to moderate silicification and moderate to strong argillization that form smaller and less intense alteration haloes around massive veins and stockwork zones. Grades here are generally low (0.1 g/t Au to 0.5 g/t Au). The zones are sub-vertical with weak pinch and swell structures. Thickening of the zones appears to coincide with small offsets in the strike directions, likely representing second-order structural intersections, as described in Section 9, Mineralization.

- ***Overburden or Colluvium – Type 8:*** Zones of relatively unconsolidated surficial material extending down to between 10 m and 15 m below surface. Outlines here encompass and constrain the extent of potentially economic mineralization, thought to be a combined result of mechanical and supergene processes.

The main observations and data used to make the interpretation were: rock type, amount of silica, alteration, and gold grade. Visual interpretation of these observations resolved the mineralized zone, which often forms a "flower structure" by the intersecting set of synthetic and antithetic structures. Occasionally, lower-grade intersections were

included to facilitate continuity. At model extremities, polylines were extrapolated approximately 5 m to 15 m beyond the last drill hole section. Polylines were joined together in 3D using tie lines and the continuity was checked in plan and longitudinal sections.

The interpreted zones define two principle mineralized trends, Mojón-Crimea and Esmeralda-Santa María. The Mojón-Crimea trend dips steeply to the SE and strikes over 3,700 m in length. The down-dip dimension is commonly on the order of 200 m to 250 m. Thickness ranges from 2 m to 70 m, with an average of 15 m, often narrowing at depth. The Santa Mariá-Esmeralda trend is discontinuous, separated by approximately 1,000 m. The Esmeralda lens, located at the SW end of the trend, is approximately 20 m wide near surface and pinching to less than 10 m at depth, and is over 1,000 m long. The Santa María vein averages 10 m wide and is approximately 450 m long. The area between Santa María and Esmeralda is poorly delineated, and should therefore be considered in CSM's future exploration programs. The northeast extension of the Santa María lens also provides an excellent target for drilling and adding to the Mineral Resources at Orosi.

The 3-digit codes reserved for each of the lenses are summarized in Table 17-4.

TABLE 17-4 CODING LOGIC – BLOCK MODEL AND COMPOSITES
Central Sun Mining Inc. – Orosi DFS

	Main	Main Splay	HW	FW	Colluvium	Waste
Mojón	101	111-119	121-139	141-159	181-190	191-199
Crimea	201	211-219	221-239	241-259	281-289	291-299
Esmeralda	301	311-319	321-339	341-359	381-389	391-399
Santa María	401	411-419	421-439	441-459	481-489	491-499

Grades were interpolated into blocks containing any of the 53 solids, provided that matching composite codes (both lens and rock) could be found within the prescribed search distance. Figures 17-1 and 17-2 provide 3D isometric views of the solids. The bedrock surface was modelled using the thickness of overburden/saprolite logged in each

drill hole. An interpretation of the oxide/sulphide contact was not provided for the resource estimate. As a consequence, the distribution of resources between oxide and sulphide or oxide and mixed oxide/sulphide was not modeled.

FIGURE 17-1 3D ISOMETRIC VIEW OF OROSI WIREFRAME MODELS (LOOKING NORTH)


Crimea
Mojón
Sta. Maria
Esmeralda

FIGURE 17-2 3D ISOMETRIC VIEW OF OROSI WIREFRAMES (LOOKING DOWN)


Crimea
Sta. Maria
Mojòn
Esmeralda

ASSAY CAPPING (CUTTING)

In order to reduce the influence of statistically anomalous sample data on resource estimations, a number of higher grade assay values are often capped prior to compositing at levels determined by various means, including examination of probability distribution data. Scott Wilson RPA produced a series of lognormal probability curves for gold, including one for each of the three rock types discussed above. These distribution curves, which can be viewed in Section 25, Appendix 1, exhibited unique breaks or inflection points for each rock type. These breaks often indicate the existence of several distinct populations within the grouped data, with upper values representing a very small fraction of the total population. Break points were selected for each rock type and all data capped

at these levels prior to compositing. In total, 55 gold assay intervals were capped. These intervals represent approximately 0.5% of the total number of non-zero assays within the interpreted lenses. The net impact of the capping was to reduce the average gold assay grades within the interpreted zones by 14.6%. This is a sizeable decrease, however, the pre-capped average includes a few very high assays which contribute disproportionately to the mean grade. Table 17-5 provides a summary of capping levels applied to the Orosi data. All data above these levels were set back to the specified cap prior to compositing.

TABLE 17-5 ASSAY CAPPING LEVELS
Central Sun Mining Inc. – Orosi DFS

Rock Type	Cap g/t Au	No. SDs	Population Maximum	No. Capped	Avg. Before g/t Au	Avg. After g/t Au
1 Massive	40.0	3.5	233.58	19	4.04	3.49
2 Stockwork	25.0	3.1	549.73	33	1.19	0.99
8 Colluvium	7.0	5.0	12.29	3	0.94	0.93
Total			**549.73**	**55**	**1.71**	**1.46**

Notes:
1. Values ≥0.001 g/t Au only.
2. Excludes flagged intervals discussed in Section 14, Data Verification.

COMPOSITES

Assays in each of the above-mentioned lenses and rock types were composited separately, starting at the contact for each zone, continuing until the hole leaves the zone. Assay intervals have been composited down the hole from collar to final depth in length-weighted averages, each representing one continuous sample from contact to contact within a single lens. The exception is when a drill hole passes through different rock types (massive vein or stockwork). In those cases, composites were split to allow interpolation of the massive vein portion separate from the stockwork.

The use of short fixed-length composites was examined, however, since the lenses are quite narrow and there is a high degree of variability in strike and dip, interpolation runs

must be segregated into areas of common geometry, requiring a large number of interpolations. Even doing so does not guarantee that search directions will be optimal for every block. Inevitably, searches will be biased toward the hanging wall or footwall composites in some areas, placing undue weighting emphasis on certain data. The use of single, length-weighted composites to represent each intercept within a lens guarantees that the estimate will not be biased in this manner and simplifies the interpolation strategy. This is somewhat analogous to a two-dimensional model, where the structure is "unfolded", projecting the pierce points onto a vertical plane. As a result, the variability in strike and dip do not impact on the search strategy and interpolation.

Composites for each lens have been assigned unique numeric codes to differentiate them from the adjacent lenses within the prescribed interpolation search area. As well, the rock type has also been tracked, allowing more flexibility in composite selection. As indicated earlier, each code's prefix denotes the area, while the suffix indicates the stratigraphic location and number of each lens. Because the splays are branches off the main zones, the interpolations must also use some of the assay data from the stockwork. Consequently a separate composite file must be maintained for the splays to preserve the composites located within the stockwork. A summary of composite statistics by rock type is provided in Table 17-6. The statistics for the two composite files have been combined for this table. Some of the composites from the splay file include some overlap with the main file composites, however this is minor.

TABLE 17-6 GOLD COMPOSITE STATISTICS

Central Sun Mining Inc. – Orosi DFS

		Uncapped Grade (g/t Au)		Capped Grade (g/t Au)		Length (m)	
Rock Type	**Count**	**Avg**	**Std.Dev.**	**Avg**	**Std.Dev.**	**Avg**	**Std.Dev.**
1 Massive	282	4.25	6.26	3.68	4.10	10.37	6.60
2 Stockwork	928	1.25	4.10	1.03	1.64	13.36	10.20
8 Colluvium	156	0.83	0.96	0.82	0.91	4.88	2.71
Total	**1,366**	**1.82**	**4.19**	**1.55**	**2.06**	**11.77**	**8.60**

Notes: Only those intervals ≥0.001 g/t Au with rock codes are reported.
Excludes flagged intervals discussed in Section 14, Data Verification.

BLOCK MODEL AND GRADE ESTIMATION PROCEDURES

The current Mineral Resource estimate for the Orosi deposit is based on a 3D block model with individual block dimensions of 6.25 m EW, 6.25 m NS, and 6 m high. Each block located at least partially within an interpreted zone contains a lens code, percent within the lens, and potentially an interpolated grade. Where a block straddles more than one rock type (i.e., massive and stockwork), the type and percentage of each was also stored. The model allows for up to three different codes, percentages, and estimated grades (one for each rock type). While rare, where two or more lenses of similar rock type are encountered within the same block (i.e., all massive, but belonging to different lenses), the block receives the code for the lens with the highest percentage within the block, together with the combined percentage of all lenses of the same rock type. Grades were estimated for only those blocks falling at least partially within one of 53 lenses. For reporting purposes, the estimated grades are weighted by their corresponding percentages and densities and a combined grade, percentage, and density is calculated. An overall code is also assigned to each block based on the majority code. Table 17-7 summarizes the coding logic for the block model.

TABLE 17-7 BLOCK MODEL CODING
Central Sun Mining Inc. – Orosi DFS

Rock Type	Lens Code Prefix	Lens Code Suffix	Rock Code	Variables
Massive	1-4	01-59	1	ZONE1,PCT1,AU1
Stockwork	1-4	01-59	2	ZONE2,PCT2,AU2
Colluvium	1-4	81-89	8	ZONE3,PCT3,AU3
Combined, All Types	1-4	01-89	1,2,8	ZONE,PCT,AU

Ordinary kriging was utilized to interpolate grades into each block. The minimum and maximum number of composites were set at 1 and 6, respectively. The latter guaranteed that a maximum of six composites (in most cases 6 holes) were used in the grade estimates for each block.

Separate variogram models were developed for each of the four areas (Mojón, Crimea, Esmeralda, and Santa María), using the composites described in the previous section. Although ranges varied from as low as 15 m and as high as 50 m in the plane of the structure, they were in the order of 30 m on average. Cross-structure ranges were invariably shorter at 9 m to 15 m. Generalized models for each main area are summarized in Table 17-8. Graphical representations can be viewed in Section 26, Appendix 2.

TABLE 17-8 TYPICAL GOLD VARIOGRAM MODELS
Central Sun Mining Inc. – Orosi DFS

Area	Lens	Model Type	(C_0)	(C_1)	R_1 (m) Along Structure	R_1(m) Cross Structure
Mojón	101	Spherical	0.30	0.70	25-50	9-15
Crimea	201	Spherical	0.30	0.70	25-50	9-15
Esmeralda	301	Spherical	0.30	0.70	25-30	9-15
Santa María	401	Spherical	0.30	0.70	15-35	9-15

Notes: Sill value = C_0+C_1

Other than for the "downhole" orientation, very few sample pairs were available from RC and core drilling for lag distances less than 25 m. This is primarily due to the regular drill spacing within the deposit, which rarely falls below 25 m in the plane of the structure. This posed some difficulty in developing models in which the sloped portions of the curves contained sufficient data to determine ranges with a high degree of confidence. Reasonable models were developed from blast hole data during the previous resource estimate (Scott Wilson RPA, 2006), however, those ranges are heavily weighted toward production data from the upper portion of the deposit. No production data was available for Santa Mariá, so models for this area are the least reliable. More drilling within the core of the deposit would aid in refining these models as well as help in ongoing planning efforts. For the purposes of grade modeling, a generalized spherical model with a range of 30 metres was utilized for kriged estimates. Models developed for Mojón Central from production data for the 2006 estimate are depicted in Figure 17-3.

FIGURE 17-3 SAMPLE VARIOGRAM MODELS, MOJÓN CENTRAL


La Libertad - Zone 103 (1W Hinge) dh & bh
1.50
1.20
0.90
0.60
0.30
0.00
Gamma (h)
15
30
45
60
75
Lag Distance (h)
Azim. Dip
90.0 -15.0
90.0 -15.0 (cf)
330.0 -15.0
330.0 -15.0 (cf)
210.0 -60.0
210.0 -60.0 (cf)

The search strategy employed by Scott Wilson RPA for Orosi was based on two passes with a maximum search distance of 120 m (major) x 120 m (minor) x 120 m (vertical) on the first pass and 60 m (major) x 60 m (minor) x 60 m (vertical) on the second pass. The maximum distance to the closest composite was set at 60 m x 60 m x 60 m on the first pass and 30 m x 30 m x 30 m on the second pass (the variogram ranges). The searches were orientated along the rotated major (y), minor (x), and vertical (z) axes of the variograms modelled for Au, although this was not necessary as the search was equidistant in all directions. The expanded search cross structure was necessary to accommodate the variations in strike and dip within individual lenses, as well as eliminate the need for different search orientations for each lens. The two-pass strategy allowed most blocks within the drilled area of the interpreted envelopes to receive grade estimates on the first pass, while using a tighter search on the second pass to reduce the influence of distant composites on grade estimates close to the drill holes. Grade estimates were made using only the composite values derived from the capped assays. Only those composites with matching lens and rock codes were used to interpolate grades for each block.

Finally, after completing interpolations of grades AU1 through AU3, the combined grade (AU), percent (PCT), and density (SG) were calculated based on the contributions from the individual rock types. Densities were based on values reported in Section 13, Sample Preparation, Analyses, and Security, although simplified somewhat. Table 17-9 provides a list of densities used in calculations.

TABLE 17-9 SG VALUES FOR RESOURCE ESTIMATE

Central Sun Mining Inc. – Orosi DFS

	SG Above/Below Saprolite/Bedrock Contact	
Rock Types	**Above**	**Below**
1 Massive	2.30	2.30
2 Stockwork/Stringer	2.05	2.23
8 Colluvium	1.70	N/A

According to CIM definitions, a Mineral Resource should be reported in **"such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction"**. Correspondingly, the resource estimate has been limited to that material contained within an economic outline created with pit optimization routines utilizing $800 per troy ounce Au, metallurgical recovery of 90% and unit costs for ore and waste of $13.51 per tonne and $1.22 per tonne, respectively. The starting surface for the optimization was the design pit that contains the Mineral Reserves. Additional mineralization exists outside the boundaries of this economic constraint that may be amenable to mining and process methods not considered in this analysis. The area known as Esmeralda has been excluded from the tabulation since it is the owner's intent to use this area as a waste dump.

Application of the methodology described above resulted in the Mineral Resource estimate as set out in Table 17-10. Breakdowns by individual lenses are provided in Tables 17-13 to 17-15. Table 17-16 reports the Mineral Resources at various cut-off grades. The classification system is discussed under a separate heading. The quantities and grades reported are based on a percent model, where the block volume is multiplied by the percentage and SG to arrive at the reported tonnage. Since the grade is a blend of the grades of the three rock types weighted according to their individual percentage contribution, it is inevitable that some rock types will be lower in grade than others. Consequently, while the blended grade reported will meet or exceed the 0.56 g/t Au cut-off, individual components may or may not. As indicated above, the stated resource tonnage is calculated by multiplying the cumulative percentage of all three rock types within any given block by the whole-block volume and the blended SG value. If the cumulative percentage is less than 100%, then the remainder is assumed to be waste.

TABLE 17-10 MINERAL RESOURCE ESTIMATES

Central Sun Mining Inc. – Orosi DFS

Location	Indicated Resources			Inferred Resources		
	kt	g/t Au	koz Au	Kt	g/t Au	koz Au
Mojón	3,812	1.52	186	54	1.42	2
Crimea	2,230	2.12	152	17	1.07	1
Santa María	832	2.99	80	2	1.32	0
Design Pit	**6,874**	**1.89**	**418**	**73**	**1.34**	**3**
Mojón	2,413	1.35	104	30	1.35	1
Crimea	1,676	1.56	84	136	1.69	7
Santa María	188	2.85	17	6	2.52	0
Resource Pit Constraint	**4,276**	**1.50**	**206**	171	1.66	9
Total, Orosi Deposit	**11,150**	**1.74**	**624**	**244**	**1.56**	**12**

Notes:

1) CIM definitions were followed for Mineral Resources.
2) Remaining as at January 1, 2008 (physical survey March 31, 2007).
3) Mineral Resources are estimated at a block cut-off grade of 0.56 g/t Au.
4) Mineral Resources are constrained within an economic pit shell using a gold price of US$800/oz and metallurgical recovery of 90%.
5) Numbers may not add due to rounding.
6) Shaded areas included in Mineral Resource statement (excludes Mineral Reserves and Esmeralda).
7) The portions of the Mineral Resources that are within the Pit Designs are not equal to Mineral Reserves. Mineral Reserves were estimated at a higher cut-off grade, and include dilution.

In Scott Wilson RPA's opinion, a 0.56 g/t Au cut-off would be appropriate for the reporting of the resource estimate from the perspective of both grade continuity and economic cut-off. Unit ore and waste costs at Orosi are estimated by Scott Wilson RPA to be $13.51/t and $1.22/t, respectively, while anticipated process recovery is estimated at 90%. Assuming a net realized gold price of $800/oz less 5% for royalty payments, this would equate to a cut-off value of 0.56 g/t Au, on a fully diluted basis. Note that the cut-off calculations assume that the rock is already broken and the choice is to haul it to the mill and process it or truck it to the waste dump.

Economic Cut-off = (OreCost $/t-Waste Cost $/t) / ($Net Value/g Au x Process Recovery)

= ($13.51/t-$1.22/t) / ($800/oz x 95%/ 31.1 g/oz x 90% recovery)

= 0.56 g/t Au

The calculated cut-off may have to be revised, depending on future performance and the long-term outlook for the mine.

MODEL VALIDATION

As part of the block model validation process, grade estimates were also produced utilizing inverse distance weighting (IDW) and are provided in Table 17-17 for comparison purposes. The inverse distance cubed (ID^3) estimates are slightly higher in grade and lower in metal content at higher cut-off grades.

In addition to producing parallel estimates of grade by IDW methods, Scott Wilson RPA conducted a series of point validation exercises where the grade at each composite location is estimated from the surrounding composite data by kriging (using the variogram model produced by Scott Wilson RPA) and inverse distance methods and compared to the actual composite values at those locations. Results are shown in Table 17-11. Only those composites that had a minimum of two surrounding composites within 60 m (the same search envelope used for Indicated Mineral Resources) were used in the analysis. In all, 1,110 points were estimated from the surrounding data. While kriging did not model the extremes as well due to the high nugget value, the mean values are closer to the actual values when compared to inverse distance weighting.

TABLE 17-11 POINT VALIDATION, COMPOSITES

Central Sun Mining Inc. – Orosi DFS

Item	IDW Power	Mean (g/t Au)	Std. Dev. (g/t Au)	Minimum (g/t Au)	Maximum (g/t Au)	Median (g/t Au)
ACTUAL	N/A	1.59	2.64	0.00	29.14	0.71
KRIGING	N/A	1.59	1.49	0.07	11.98	1.15
1ST IDW	1	1.64	1.52	0.06	11.46	1.19
2ND IDW	2	1.64	1.61	0.06	11.69	1.14
3RD IDW	3	1.63	1.70	0.05	12.97	1.10
4TH IDW	4	1.63	1.79	0.02	14.39	1.07
5TH IDW	5	1.62	1.86	0.01	15.27	1.03

Inverse distance cubed (ID^3) is often used as an alternative to kriging because grade estimates for blocks that are very close to a composite generally show good agreement with the composite values, while block grade estimates between composites are not overly smoothed like those for inverse distance (ID^1) and inverse distance squared (ID^2). A power of 4 or higher generally produces grade estimates similar to polygonal models, as can be observed in the reported minimums and maximums in Table 17-11. Scott Wilson RPA also analyzed the point validation results for ID^3 and kriging by linear regression. As can be seen in Table 17-12, kriging shows marginally better results with a higher correlation coefficient, a lower intercept value, and a slope closer to 1. A perfect linear correlation would have a 0 Y intercept and a slope of 1.

TABLE 17-12 POINT VALIDATION, REGRESSION ANALYSIS

Central Sun Mining Inc. – Orosi DFS

ITEM	IDW Power	Intercept A	Slope B	Correlation Coefficient
3RD IDW	3	0.583	0.618	0.398
KRIGING	N/A	0.465	0.709	0.399

Note: Y=A+BX where Y is Actual, X is ID^3 or Kriging

Based on the comparisons of means for actual versus predicted composite grades as well as the results of the regression analysis discussed above, it is Scott Wilson RPA's

opinion that the kriged estimates provide superior assessments of grade variability and distribution compared to inverse distance weighting and polygonal (ID^4 and ID^5) interpolation.

CLASSIFICATION

CIM definitions (December 2005) were followed for the classification of the Mineral Resources. The classification system developed by Scott Wilson RPA for Indicated Mineral Resources at Orosi was based on a 60 m search envelope with a maximum distance to the closest composite of 30 m and a minimum of two holes within the search area. In some circumstances, this pure mathematical derivation can result in clusters of blocks between drill holes classified as Indicated; however, blocks within close proximity of the holes do not meet the two-hole minimum and, therefore, are classified as Inferred. This generally occurs when the drill spacing exceeds the maximum search distance, but blocks between the holes are close enough to the holes to meet the distance threshold and the two-hole minimum.

In order to mitigate this problem, Scott Wilson RPA developed 3D distance shells based on the 30 m maximum and two-hole minimum. The shells were displayed graphically along with the drill holes and only those shells that were pierced by at least two holes were selected. All interpolated blocks contained within these shells were coded with a CLASS value of 2, representing the Indicated category. All other interpolated blocks within the search received an Inferred classification (CLASS 3).

These criteria were based on Au variography developed by Scott Wilson RPA for the deposit, which suggests maximum ranges of 30 m to 50 m along the major and minor axes and 9 m to 15 m cross-structure. For the most part, that portion of the Mineral Resource classified as Indicated coincides with the interior of the drilled area of the Orosi deposit. The average drill spacing within this area is just over 34 m. The Inferred portion occupies the fringes and portions of the deposit where the drilling is too widely spaced to produce reliable grade estimates.

Scott Wilson RPA notes that the Mineral Resources in the following tables, within the Pit Designs used for Mineral Reserve estimation, are not equal to Mineral Reserves. Mineral Reserves were estimated at a higher cut-off grade, using whole blocks, as detailed later in this Report.

TABLE 17-13 MINERAL RESOURCES WITHIN DESIGN PITS
Central Sun Mining Inc. – Orosi DFS

		Indicated Resources			Inferred Resources		
Zone/Area	**Code/Location**	**kt**	**g/t Au**	**koz Au**	**kt**	**g/t Au**	**koz Au**
Mojón	101 Main Stockwork	2,278	1.66	122	-	-	-
	111-119 Main Splays	1,366	1.35	59	52	1.44	2
	121-139 HW Stockwork	-	-	-	-	-	-
	141-159 FW Stockwork	35	1.03	1	-	-	-
	181-189 Colluvium	130	1.01	4	2	0.71	0
	191-199 Waste	2	0.73	0	-	-	-
	Subtotal Mojón	**3,812**	**1.52**	**186**	**54**	**1.42**	**2**
Crimea	201 Main Stockwork	1,636	2.11	111	4	1.02	0
	211-219 Main Splays	70	1.30	3	-	-	-
	221-239 HW Stockwork	283	3.06	28	7	1.22	0
	241-259 FW Stockwork	-	-	-	-	-	-
	281-289 Colluvium	240	1.37	11	6	0.93	0
	Subtotal Crimea	**2,230**	**2.12**	**152**	**17**	**1.07**	**1**
Santa Maria	401 Main Stockwork	775	2.93	73	2	1.32	0
	411-419 Main Splays	57	3.74	7	-	-	-
	441-459 FW Stockwork	-	-	-	-	-	-
	Subtotal Santa Maria	**832**	**2.98**	**80**	**2**	**1.32**	**0**
Totals	**within Pit Design**	**6,874**	**1.89**	**418**	**73**	**1.34**	**3**

Notes:
1) CIM definitions were followed for Mineral Resources.
2) Remaining as at January 1, 2008 (physical survey March 31, 2007).
3) Mineral Resources are estimated at a block cut-off grade of 0.56 g/t Au
4) Cut-off grade is based on a gold price of US$800/oz and metallurgical recovery of 90%.
5) Numbers may not add due to rounding.
6) Shaded area included in Mineral Resource summary statement.

TABLE 17-14 MINERAL RESOURCES OUTSIDE OF DESIGN PITS

Central Sun Mining Inc. – Orosi DFS

		Indicated Resources			Inferred Resources		
Zone/Area	**Code/Location**	**kt**	**g/t Au**	**koz Au**	**kt**	**g/t Au**	**koz Au**
Mojón	101 Main Stockwork	2,079	1.39	93	22	1.25	1
	111-119 Main Splays	207	1.21	8	4	2.54	0
	121-139 HW Stockwork	-	-	-	-	-	-
	141-159 FW Stockwork	29	1.00	1	-	-	-
	181-189 Colluvium	97	0.82	3	4	0.74	0
	191-199 Waste	-	-	-	-	-	-
	Subtotal Mojón	**2,413**	**1.35**	**104**	**30**	**1.35**	**1**
Crimea	201 Main Stockwork	1,278	1.49	61	102	1.74	6
	211-219 Main Splays	32	1.10	1	-	-	-
	221-239 HW Stockwork	306	2.04	20	21	1.89	1
	241-259 FW Stockwork	10	0.93	0	9	1.14	0
	281-289 Colluvium	50	0.94	2	5	0.72	0
	Subtotal Crimea	**1,676**	**1.56**	**84**	**136**	**1.69**	**7**
Santa Maria	401 Main Stockwork	168	3.01	16	6	2.52	0
	411-419 Main Splays	20	1.52	1	-	-	-
	441-459 FW Stockwork	-	-	-	-	-	-
	Subtotal Santa Maria	**188**	**2.85**	**17**	**6**	**2.52**	**0**
Totals	**excluding Pit Design**	**4,276**	**1.50**	**206**	**171**	**1.66**	**9**

Notes:

1) CIM definitions were followed for Mineral Resources.
2) Remaining as at January 1, 2008 (physical survey March 31, 2007).
3) Mineral Resources are estimated at a block cut-off grade of 0.56 g/t Au
4) Mineral Resources are constrained within an economic pit shell using a gold price of US$800/oz and metallurgical recovery of 90%.
5) Numbers may not add due to rounding.
6) All totals included in resource statement.

TABLE 17-15 MINERAL RESOURCE ESTIMATES, DETAILS

Central Sun Mining Inc. – Orosi DFS

		Indicated Resources			Inferred Resources		
Zone/Area	Code/Location	kt	g/t Au	koz Au	kt	g/t Au	koz Au
Mojón	101 Main Stockwork	4,358	1.53	214	22	1.25	1
	111-119 Main Splays	1,573	1.33	67	56	1.52	3
	121-139 HW Stockwork	-	-	-	-	-	-
	141-159 FW Stockwork	64	1.02	2	-	-	-
	181-189 Colluvium	227	0.93	7	6	0.73	0
	191-199 Waste	2	0.73	0	-	-	-
	Subtotal Mojón	**6,225**	**1.45**	**291**	**84**	**1.40**	**4**
Crimea	201 Main Stockwork	2,914	1.84	172	105	1.72	6
	211-219 Main Splays	102	1.24	4	-	-	-
	221-239 HW Stockwork	589	2.53	48	27	1.73	2
	241-259 FW Stockwork	10	0.93	0	9	1.14	0
	281-289 Colluvium	290	1.30	12	11	0.84	0
	Subtotal Crimea	**3,906**	**1.88**	**236**	**152**	**1.62**	**8**
Santa Mariá	401 Main Stockwork	943	2.94	89	8	2.20	1
	411-419 Main Splays	77	3.16	8	-	-	-
	441-459 FW Stockwork	-	-	-	-	-	-
	Subtotal Santa Mariá	**1,020**	**2.96**	**97**	**8**	**2.20**	**1**
Totals	**Pit Design & Econ. Outline**	**11,150**	**1.74**	**624**	**244**	**1.56**	**12**
	Less Pit Design Area	**6,874**	**1.89**	**418**	**73**	**1.34**	**3**
Totals	**Economic Outline Only**	**4,276**	**1.50**	**206**	**171**	**1.66**	**9**

Notes:

1) CIM definitions were followed for Mineral Resources.
2) Remaining as at January 1, 2008 (physical survey March 31, 2007).
3) Mineral Resources are estimated at a block cut-off grade of 0.56 g/t Au.
4) Mineral Resources are constrained within an economic pit shell using a gold price of US$800/oz and metallurgical recovery of 90%.
5) Numbers may not add due to rounding.
6) Shaded area included in Mineral Resource summary statement.

TABLE 17-16 MINERAL RESOURCES AT VARIOUS CUT-OFF GRADES
Central Sun Mining Inc. – Orosi DFS

Cut-off Grade g/t Au	Indicated Resources			Inferred Resources		
	kt	g/t Au	koz	kt	g/t Au	koz
0.0	12,972	1.55	647	337	1.24	13
0.1	12,944	1.56	647	337	1.24	13
0.2	12,827	1.57	647	331	1.26	13
0.3	12,618	1.59	645	328	1.27	13
0.4	12,238	1.63	641	296	1.37	13
0.5	11,575	1.70	631	267	1.47	13
0.56	**11,150**	**1.74**	**624**	**244**	**1.56**	**12**
0.6	10,843	1.77	618	236	1.60	12
0.7	10,002	1.87	601	205	1.74	11
0.8	9,161	1.97	581	191	1.82	11
0.9	8,441	2.07	561	184	1.85	11
1.0	7,693	2.18	538	160	1.98	10
1.1	6,952	2.30	514	145	2.08	10
1.2	6,309	2.42	490	137	2.14	9
1.3	5,696	2.54	466	110	2.36	8
1.4	5,147	2.67	442	102	2.43	8
1.5	4,636	2.81	418	91	2.55	7

Notes:
1) CIM definitions were followed for Mineral Resources.
2) Remaining as at January 1, 2008 (physical survey March 31, 2007).
3) Mineral Resources are estimated at a block cut-off grade of 0.56 g/t Au.
4) Mineral Resources are constrained within an economic pit shell using a gold price of US$800/oz and metallurgical recovery of 90%.
5) Numbers may not add due to rounding.
6) Shaded area included in Mineral Resource summary statement.

TABLE 17-17 INVERSE DISTANCE CUBED COMPARISON

Central Sun Mining Inc. – Orosi DFS

Cut-off g/t Au	Indicated Resources			Inferred Resources		
	kt	g/t Au	koz	kt	g/t Au	koz
0.0	12,972	1.55	645	337	1.24	13
0.1	12,862	1.56	645	334	1.25	13
0.2	12,702	1.58	644	331	1.26	13
0.3	12,460	1.60	642	325	1.28	13
0.4	11,912	1.66	636	305	1.33	13
0.5	11,231	1.73	626	271	1.45	13
0.56	**10,816**	**1.78**	**619**	**250**	**1.52**	**12**
0.6	10,452	1.82	613	240	1.57	12
0.7	9,550	1.93	594	218	1.66	12
0.8	8,730	2.05	574	201	1.73	11
0.9	7,992	2.16	554	183	1.83	11
1.0	7,202	2.29	530	171	1.88	10
1.1	6,477	2.43	506	154	1.98	10
1.2	5,847	2.57	483	137	2.08	9
1.3	5,226	2.73	458	118	2.22	8
1.4	4,731	2.87	436	99	2.39	8
1.5	4,337	3.00	418	85	2.54	7

Notes:
1) CIM definitions were followed for Mineral Resources.
2) Remaining as at January 1, 2008 (physical survey March 31, 2007).
3) Mineral Resources are estimated at a block cut-off grade of 0.56 g/t Au.
4) Mineral Resources are constrained within an economic pit shell using a gold price of US$800/oz and metallurgical recovery of 90%.
5) Numbers may not add due to rounding.

SPENT-ORE MINERAL RESOURCE ESTIMATE

From July 2002 until April 2006, the Orosi Mine processed ore using an on/off heap leach system. Material removed from the leach pads was dumped into one main spent-ore discard pile plus two smaller piles. From April 2006 until March 2007, the mine operated using a permanent pad system. The material in the spent-ore discard piles and in the permanent leach pads represent a significant source of mineralized rock owing to the poor gold recoveries experienced. Scott Wilson RPA estimated Mineral Resources and Mineral Reserves for this previously mined material. Table 17-18 lists estimated Mineral Resources inclusive of Mineral Reserves.

TABLE 17-18 SPENT-ORE MINERAL RESOURCES

Central Sun Mines Inc. – Orosi DFS

Indicated Resources	**kt**	**g/t Au**	**koz**
Main Spent-Ore Discard Pile	4,352	0.71	99
Leach pad (CSM)	1,259	1.00	40
Leach pad (GRENICA)			
7C	146	0.73	3
8C	142	0.38	2
6D	122	0.64	3
Total Indicated	6,021	0.76	147
Inferred Resources			
Main Spent-Ore Pile	1,876	0.70	42
In Mojón Pit	928	0.70	21
Other	336	0.70	8
Total Inferred	**3,140**	**0.70**	**71**

Notes:

1. CIM definitions were followed for Mineral Resources.
2. Includes material converted to Mineral Reserves
3. Remaining as at January 1, 2008.
4. Numbers may not add due to rounding.

LEACH PAD

CSM converted the leach pad operation from an on/off system to a permanent pad in April of 2006. Each of the eight pads is approximately 185 m by 85 m in size, and range from 10 m to 18 m thick. More than seventy-five percent of the material in the leach pads had been crushed to ¾ of an inch. The remaining twenty-five percent, located in the lower parts of pads 6, 7, and 8, was mined by the previous operator. This material was crushed to 1½ inches.

Scott Wilson RPA assessed CSM's production records for completeness and accuracy and determined that they are an appropriate basis for making an Indicated Mineral Resource estimate of the material located on the leach pads as of December 2007. CSM records the tonnes and grade of material added to each pad on a daily basis using a weightometer and automatic conveyor belt sampler. These results are regularly verified against mine production data which estimates tonnes and grade from volume mined and either blast hole or channel sampling. The average grade of the leach pad material was calculated by subtracting out the ounces of gold produced as of January 1, 2008.

Scott Wilson RPA estimates nearly all the leach pads have sufficient grade to be classified as a Mineral Resource. The lower part of pad 8 is the exception. Production records here indicate a grade of 0.38 g/t Au, below the cut-off of 0.56 g/t Au. This material has been included in Mineral Resources because difficulties with visual grade control may render it inseparable from other leach pad material.

SPENT-ORE DISCARD PILE

Gold production at the Orosi Mine began in July 1997 using an on-off leach pad system and continued, after a few periods of suspension, until April 2006. Off-loaded material was moved to one main area plus two smaller areas (Figure 17-4). The main area is approximately 675 m long, 200 to 500 m wide, and ranges from 10 to 30 m thick. The second area, located in the Mojón pit, is 250 long, 100 wide, and approximately 30 m thick. The third area, located in-between the group of solution ponds and the events pond, is irregular shape and represents a small portion of the spent-ore material. All spent-ore material was crushed to 1.5 inches.

Scott Wilson RPA assessed the production records for completeness and accuracy and determined that the spent-ore material should be drill tested prior to classification as a Mineral Resource. A combination of drill testing, production records, and surface modelling were used to make and validate the Mineral Resource estimate. Where drilled at 40 m spacing, and trench sampled, Scott Wilson RPA classified the material as Indicated. The Inferred category was assigned to material where only production records and surface modelling were available.

The Indicated Mineral Resources are shown in grey on Figure 17-4. The assay database from the Yamana trenching and CSM's trenching and drilling includes 1,510 assays, ranging in length from 0.3 m to 3 m, averaging 2.4 m. Scott Wilson RPA reviewed this data on section and level plan and determined that the material is well homogenized with no grade continuity prohibiting selectivity during mining. Since all the holes are equally spaced and no spatial declustering is required, Scott Wilson RPA estimated the gold grade of the spent-ore material to be the sample-length weighted average at a 95% confidence interval. To obtain the global uncertainty on average grade, the variance of the mean was also length weighted. The 95% confidence interval for the average grade is estimated to be: 0.76 +/- 0.05 g/t Au. Scott Wilson assigned the lower value (i.e., 0.76 – 0.05 = 0.71 g/t Au) of the confidence interval to the average grade of the spent-ore Indicated Mineral Resource. Given the global nature of this estimate, high gold grades were not cut, since these values will reoccur and contribute to the metal content as a whole.

The estimate of spent-ore material classified as Inferred resources relied on 3D modeling of the top and bottom surfaces and an estimated grade calculated from the production records.

VALIDATION OF THE SPENT-ORE AND LEACH PAD RESOURCE ESTIMATES

The Mineral Resource estimates of the spent-ore and leach pad material were validated by re-estimating both the tonnes and grades by alternative methods (Table 17-19).

The volume of material on the leach pad was re-estimated by modelling topographic surfaces representing the top and bottom of the leach pads. Only material added to the pad by CSM was used in the comparison so therefore a one meter thick layer of material, left on the pad to protect the rubber liner, was subtracted from the volume. Material left by GRENICA was also subtracted. The resultant volume was then converted to tonnes using a bulk density of 1.6 tonnes/m^3. This alternate estimation of leach pad material (1,580 kt) is considerably higher than the tonnes estimated from production records (1,259 kt). The difference is likely due to survey or data management inconsistencies or problems with the weightometer. The average grade of the material was validated on pad #3 only. CSM drilled two holes into the pad and sampled the material every two meters. Good correlation of the average grades was observed.

The Mineral Resource estimate of the spent-ore was validated on a global basis by comparing the estimate against production records. The average grade of the spent-ore material sampled by CSM matched well with the grade calculated from the production records. Also, summing the tonnes of all unconsolidated resources, the overall tonnes match very well with the tonnes recorded in the production records.

TABLE 17-19 SPENT-ORE AND LEACH PAD VALIDATION
Central Sun Mines Inc. – Orosi DFS

	Leach Pad	Spent-Ore	Total
Modelled by volume and sampling			
Tonnes	1,580,000	8,122,000	9,702,000
Grade	1.07	0.71	0.77
Ounces	54,000	185,000	239,000
Production Records			
Tonnes	1,259,000	8,063,000	9,322,000
Grade	1.00	0.70	0.74
Ounces	40,000	181,000	221,000
Percent Difference			
Tonnes	-20%	-1%	-4%
Grade	-7%	-1%	-4%
Ounces	-26%	-2%	-8%

Note: The numbers listed above do not constitute Mineral Resources and are for comparative purposes only.

FIGURE 17-4 LOCATION OF SPENT-ORE PILES WITH RESPECT TO THE MOJÓN PIT


Inferred
Inferred
Indicated
Mojón Pit
North
Inferred
100 m

MINERAL RESERVES

Mineral Reserve estimates were prepared by Scott Wilson RPA. Mineral Reserves consist of open pit designs for an expansion of the existing Mojón pit, new pits in the Crimea and Santa María areas, and spent-ore sources included in the Life of Mine Plan. Mineral Reserves are summarized in Table 17-20.

TABLE 17-20 MINERAL RESERVES
Central Sun Mines Inc. – Orosi DFS

Location	Category	Tonnes ('000s)	Grade (g/t Au)	Contained Ounces
Mojón	Probable	2,978	1.66	158,700
Crimea	Probable	2,210	1.98	140,500
Santa María	Probable	917	2.56	73,400
Spent-Ore	Probable	4,912	0.85	134,900
Total	**Probable**	**11,017**	**1.44**	**509,500**

Notes:
1. CIM definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated at a block cut-off grade of 0.72 g/t Au.
3. Mineral Reserves are estimated using an average long-term gold price of US$625 per ounce.
4. A selective mining unit of 6.25 m x 6.25 m x 6.00 m was used, with grades diluted to full blocks of that size.
5. Numbers may not add due to rounding.

Estimates were initially carried out using Lerchs-Grosmann analysis via Whittle software, to determine the approximate shape of a near-optimal pit shell, based on applied cut-off grade criteria and pit slopes. These shells were generated from the block model described above, and economic and physical criteria. Open pit designs were generated from the optimized pit shells, with ramping, minimum bench widths, and adjustments for real world physical constraints. The results were scheduled in a Life of Mine Plan, and determined to be economic, under the revenue and cost assumptions of the DFS. Detailed description of the pit optimization, mine design, and economic analysis can be found in Section 19, Additional Requirements.

18 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

19 ADDITIONAL REQUIREMENTS

Orosi Mine is a former open pit gold producer, in the process of converting from heap leach processing to conventional milling, in order to achieve higher rates of gold recovery. Mining has been carried out in the past by contractor, utilizing hydraulic shovels and small haul trucks to move ore and waste.

Mineral Reserves total 6.1 million tonnes of open pit ore, at a grade of 1.91 g/t Au, and 4.9 million tonnes of spent-ore, at a grade of 0.85 g/t Au. The strip ratio for open pit mining averages 6.0 tonnes of waste per tonne of ore.

Mining will take place in three open pits, Mojón, Crimea, and Santa Maria, with a combined production rate of 3,500 tpd ore. Mill feed will be supplemented with 700 tpd of spent-ore, for a total of 4,200 tpd. Once open pit mining is completed (approximately five years from the re-start date of April 2009), the mill will process 5,000 tpd of spent-ore for an additional two years. CSM's ongoing exploration efforts at Orosi may result in additional ore sources, which may result in a deferment of the spent-ore processing.

Capital and operating cost estimates, described in this section, were based on operational cost history, current contracts, equipment quotes and purchase orders, and estimates made by consultants in their respective areas of expertise.

A general site layout is presented in Figure 19-1.



Concession Boundary
LA LIBERTAD CONCESSION
N
TAILINGS STORAGE FACILITY
ADR PLANT
HEAP LEACH PAD
OFFICES & SHOPS
CRIMEA PIT (NEW)
SANTA MARIA PIT (NEW)
SPENT ORE PILE
PROPOSED MILL SITE
MOJÓN PIT (EXISTING)
WASTE DUMP
WASTE DUMP
ESMERALDA PIT (EXISTING)
0 200 400 600 800
Metres
June 2008
Source: Central Sun Mining Inc., 2008.

Figure 19-1

Central Sun Mining Inc.

Orosi Mine DFS

Nicaragua, Central America

General Site Layout

SCOTT WILSON RPA

www.scottwilson.com

MINING OPERATIONS

MINE DESIGN

Design of the ultimate pits was based on the results of a Whittle Lerchs-Grossmann shell analysis. Whittle is a software package that uses the Lerchs-Grossmann algorithm to determine the approximate shape of a near-optimal pit shell based on applied cut-off grade criteria and pit slopes. These shells are generated from the geologic grade models, and economic and physical criteria. Whittle pit shells do not provide a mineable reserve because roads and ramps are not incorporated and the shapes produced may not be practical due to physical constraints.

For the Whittle analysis the resource block model was exported from Gemcom, and imported into Whittle. Block grades were diluted to whole blocks, which are considered the minimum selective mining unit. Values for each of the blocks in the model were set by Whittle based on recovery, economic, and physical parameters:

- Gold price of $625 per ounce
- Royalties of 5%
- Metallurgical recovery of 90%
- Pit slope angles by sector, as described below
- Blocks classified as Inferred Resources were treated as waste
- Operating costs: Variable Mining Costs
  $1.80 per BCM (Base Unit Contractor Mining Cost)
  $0.71 per BCM (Fuel Cost)
  $0.18 per tonne (Drill and Blast Cost)
  $0.35 per tonne-kilometre (Extra Haulage Cost for Ore)

  Fixed Costs
  $ 0.36 per tonne ore (Mining – Owner's Cost)
  $10.34 per tonne ore (Processing)
  $ 1.25 per tonne ore (G&A)
  $11.95 per tonne ore (Total Fixed Cost)

PIT SLOPE ANGLES

Past mining at Orosi has exposed considerable wall slopes in the Mojón pit. Pit walls were observed by Scott Wilson RPA to be generally competent, with limited material collecting on the catch berms. Near surface, the saprolite overburden layer was observed to be slumping in places, and site personnel noted that localized wall failures in that material were relatively common during the wet season.

Pit slope design parameters were based on a report prepared by DCR Ingenieros, S.R.Ltda. (DCR), a geomechanical consulting company based in Lima, Peru, dated October 2007. DCR characterized the rock mass of the existing pit slopes, based on geotechnical mapping of rocky outcrops and diamond drill cores. This characterization led to geomechanical classification of the rock mass and geomechanical zoning of the slopes. In addition, on-site and laboratory tests were applied to determine the physical properties and resistance parameters of the intact rock, discontinuities and rock mass. Groundwater, surface water, and seismic conditions were also evaluated.

DCR provided recommendations for appropriate slope angles by sector, for future pits at Mojón, Crimea, and Santa María, as well as additional considerations to be taken into account for the stabilization of these slopes. Final slope angles for Mojón range from 40° to 50°, with most sectors at 46° to 49°. Final slope angles for Crimea range from 33° to 52°, with the considerable variation due to the hilly local topography and depth of the saprolite layer. Final slope angles for Santa Maria range from 37° to 52°, with most sectors greater than 45°.

For the fresh rock portions of the pits, Scott Wilson RPA used the sector angles provided by DCR as inputs to Whittle, reduced by four degrees to allow for ramping. For the saprolite layer, DCR provided a curve with slope recommendations vs. height of saprolite exposed. CSM and Scott Wilson RPA evaluated expected heights of saprolite from available data, and used the DCR saprolite curve to evaluate saprolite slope angles in various locations. CSM staff recommended a wider catch berm of 11 m, in addition to DCR's recommendations, for better access and control of slumping in the saprolite. Scott Wilson RPA combined both recommendations to apply global angles for use in Whittle.

DCR recommended that overall pit slopes should be achieved by applying constant face angles (batter angles) of 65° for Mojón and Crimea, and 70° in Santa María, and varying the catch-bench (berm) width.

WHITTLE RESULTS

Mining operations generally develop two cut-off grades, breakeven and internal, for use in reserve estimation. The breakeven cut-off grade is based on covering all of the operating costs including mining, processing, general and administrative (G&A), and selling, after taking into account payable metal recoveries. For the internal cut-off grade, mining is considered a sunk cost and is not included in the cut-off grade. In essence, at the pit rim the decision is made as to whether it is more profitable to process the material or take it to the waste dump. Once the costs are determined for each case the calculation of the cut-off grade is the same; the revenue for the block is determined based on the metal grade, price, and payable recovery. This revenue value is then compared to the costs for the cut-off grade and the block is either processed or sent to the waste dumps.

Standard industry practice is to run the pit optimization on breakeven cut-off grade (a function internal to the Whittle software), and report tonnages based on the internal cut-off grade. Tonnages in the optimization analysis as well as in the production schedule and reserve statement are reported based on the internal cut-off grade of 0.72 g/t Au.

Internal Cut-off **= (Process/G&A Cost $/t) / ($Net Value/g Au x Process Recovery)**
= ($12.36 /t) / ($625/oz x 95%/ 31.1 g/oz x 90% recovery)
= 0.72 g/t Au

The Process/G&A cost in the above calculation is based on the "Fixed Cost" noted in the Whittle inputs above, plus the global average cost of extra haulage for ore.

Scott Wilson RPA developed pit shells over several iterations, for a range of gold prices. As expected, the tonnes increased and the average gold grade decreased as the gold price increased, since increasing the gold price increases the revenue per tonne and thus the tonnage available for milling. There are several different methods for selecting

which pit shell to use as the basis for the ultimate pit design. Choosing which method to use depends upon the project and the company goals. In the case of Orosi, decisions were made separately for each pit, accounting for both physical and economic considerations. At the request of CSM, a high priority was placed on achieving a minimum cost per ounce (maximizing grade, minimizing strip ratio).

Scott Wilson RPA notes that the Mojón pit was particularly sensitive to Whittle input values; below $600 per ounce gold price, the pit shells became dramatically smaller, rather than decreasing gradually. The Mojón pit shells showed four separate bottoms, known as, from west to east: Central Mojón, East Mojón, 3 Amigos, and Zopilote. Early iterations of optimization and design revealed that there was an economic advantage to mining some of the waste saddles between the bottoms for access, rather than extending separate ramps into each area. The final pit shell, used as a basis for the designed pit, was generated using a slope angle of 5° in saddle areas, to force the algorithm to select those areas for mining. The final pit shell was completed using a gold price of $625 per ounce.

The Crimea pit optimization provided the best economic results at a gold price of $550 per ounce. Running the optimization at $625 per ounce gold significantly increased the strip ratio, with little gain in ore. The $550 per ounce pit shell was used for the design phase.

The Santa María pit optimization at $625 per ounce gold was also used for the design phase.

PIT DESIGN

The ultimate pit designs incorporate ramp accesses, smooth abrupt changes in the pit walls, remove areas that are too small to operate in, and apply stricter adherence to the geotechnical parameters. In the Whittle analysis the pit slopes were defined in general terms using overall slope angles that varied by sector. The ultimate pit designs feature berms and wall faces that equal the overall angles in total. Some benches in the bottoms of the pit shells were eliminated because they were too small for equipment operation.

Pit design for Mineral Reserve estimation was carried out in plan views, using Q'Pit software, based on the Whittle pit optimizations. The following parameters were used to guide pit design:

- Minimum width – 20 m
- Bench height – 6 m, double-benching between berms
- Ramp width – 16 m
- Ramp Grade – 10%
- Saprolite Catch Berm – 11 m
- Wall Face (Batter) Angles 65° for Mojón, Crimea
70° for Santa María
maximum 45° for saprolite

In all areas, overall slope angle recommendations by DCR were respected.

Haul roads were designed to take advantage of existing site roads and ramps, and to minimize haul distances to waste dumps or to the crusher. Grades of the haul roads are consistent with past practice, and suitable for the mining equipment typically used by local contractors.

Existing waste dumps between the Mojón and Esmeralda pits, and north of the Mojón pit, have sufficient capacity to store mined waste accumulated over the mine life. Additional capacity is available within the Esmeralda pit, which currently contain no Mineral Reserves.

Design pits, roads, and waste dumps appear on Figure 19-1; closer views of the Mojón, Crimea, and Santa María pits can be seen in Figures 19-2 and 19-3.


48,000
48,200
49,400
48,600
48,800
49,000
49,200
49,400
50,000
49,800
49,600
49,400
49,200
49,000
N
MOJÓN PIT
Zopilote
3 Amigos
Central Mojón
East Mojón
0 50 100 150 200
Metres
Central Sun Mining Inc.
Orosi Mine DFS
Nicaragua, Central America
Design Pit
Mojón
June 2008

Figure 19-2


49,600
49,800
50,000
50,200
50,400
50,600
50,600
50,400
50,200
50,000
49,800
49,600
49,400
49,200
N
CRIMEA PIT
SANTA MARIA PIT
0 50 100 150 200
Metres
June 2008

Figure 19-3

Central Sun Mining Inc.

Orosi Mine DFS

Nicaragua, Central America

Designs Pits
Crimea & Santa Maria

The designed ultimate pits, which are the basis for the production schedule and Mineral Reserve estimates, are summarized in the following table.

TABLE 19-1 PIT DESIGNS FOR MINERAL RESERVES
Central Sun Mining Inc. – Orosi DFS

Location	Ore (t '000s)	Grade (g/t Au)	Ounces	Rock Waste (t '000s)	Saprolite Waste (t '000s)	Strip Ratio
Central Mojón	251	1.91	15,400	851	1,023	7.5
East Mojón	340	2.21	24,200	2,904	1,365	12.5
3 Amigos	742	1.65	39,400	4,107	727	6.5
Zopilote	1,645	1.51	79,700	7,022	2,964	6.1
Total Mojón	**2,978**	**1.66**	**158,700**	**14,884**	**6,079**	**7.0**
Crimea	2,210	1.98	140,500	6,549	1,639	3.7
Santa María	917	2.56	75,400	5,371	2,045	8.1
Total	**6,105**	**1.91**	**374,600**	**26,803**	**9,762**	**6.0**

SPENT-ORE

Spent-ore Indicated Resources were converted to Probable Reserves by consideration of likely processing scenarios, cut-off grades, and economics. Two main sources of spent-ore were considered, the quantity currently on the heap leach pad, and the quantity at the spent-ore discard pile.

The heap leach pad material that was classified as Indicated Resources has production records detailing tonnage deposited onto each cell, and grade estimates from regular belt sampling, as the material was transported from the crusher to the leach pad. Gold quantities produced during leaching, also well-documented, were subtracted from the original estimate, and the grade re-calculated. This material will be picked up by loaders, and fed directly into the mill, so the resource and reserve numbers are equivalent.

The spent-ore discard pile pre-dates CSM ownership of the Orosi Mine, and records are less clear. The material has also been moved, spread-out, and intermixed in the

natural course of cell off-loading. The portion of the spent-ore discard pile classified as Indicated Resources has been recently sampled by both drilling and trenching, to confirm grades and volumes. The drilled samples underwent size analysis, and a grade bias was quantified; 83.5% of the gold was contained in 61.2% of the mass (the +3/8" size fraction). The +3/8" size fraction grades 0.97 g/t Au, while the -3/8" size fraction grades 0.30 g/t Au.

Investigating the possibility of upgrading the spent-ore prior to feeding it to the mill, CSM conducted 3/8" screening tests on representative samples from the spent-ore discard pile, using production screen sizes and rates of throughput. The oversize and undersize fractions from these tests were analyzed, and results indicated that as much as 50% of the -3/8" size fraction may end up in the screen oversize material – effectively a dilution of 50%.

Screening efficiency for this spent-ore material may be compromised by clay content in the original ore, and/or by agglomerator originally applied to the ore after crushing.

Scott Wilson RPA calculated a marginal advantage in screening the spent-ore prior to using at as mill feed, and included that scenario in the Mineral Reserve estimate and DFS cash flow. Scott Wilson RPA recommends that further investigation into this upgrading scenario be undertaken prior to application, currently scheduled for after all heap leach pad spent-ore is consumed, in 2014.

Table 19-2 summarizes the results of the resource/reserve conversion.

TABLE 19-2 SPENT-ORE RESOURCE/RESERVE CONVERSION
Central Sun Mining Inc. – Orosi DFS

	Indicated Resources			Probable Reserves		
Location	kt	g/t Au	koz	kt	g/t Au	koz
Main Spent-Ore Pile	4,352	0.71	99	3,507	0.81	91
Leach pad (CSM)	1,259	1.00	40	1,259	1.00	40
Leach pad (GRENICA)						
Cell 7C	146	0.73	3	146	0.73	4
Cell 8C	142	0.38	2	-	-	-
Cell 6D	122	0.64	3	-	-	-
Total	6,021	0.76	147	**4,912**	**0.85**	**135**

PROJECT IMPLEMENTATION

The mill upgrade project for the Orosi Mine began after AMEC's 2007 scoping study indicated that better economic results could be realized by a change in process. A source of appropriate used mill equipment became available, and, in April 2007, CSM purchased the Getchell Process Plant (located at the Turquoise Ridge Mine, in Nevada) from Barrick Gold Corporation. The equipment was dismantled and transported to the Orosi site in early 2008.

Teams have been moving the Project ahead on three fronts, with the objective of producing gold by the end of the first quarter of 2009:

- **Definitive Feasibility Study (DFS)**: Headed up by Scott Wilson with AMEC, Tetra Tech, APJV/RDI and CSM as major contributors.

- **Basic and Detail Engineering**: Headed up by APJV for the Process Plant, with AMEC and RDI as advisors; and for the TSF headed up by Tetra Tech, with revisions by CSM and APJV.

- **Project Management and Procurement**: Headed up by CSM, with VEZER PLC International (Vezer) as trainers and supervisors for the dismantling, mobilization, rehabilitation and reinstallation of the Process Plant. Project procurement is being headed by CSM, with technical and procurement assistance from APJV and Vezer for the process plant, Tetra Tech for the tailings impoundment facility and APJV for the Permanent Power Supply.

To meet this target all three fronts are being advanced simultaneously; the DFS commenced in August of 2007 and the engineering, construction tendering and procurement activities commenced in 4th Quarter of 2007. It is expected that the

majority of work required in these areas will be completed by the end of the 2nd Quarter of 2008. Construction began in the 1st Quarter of 2008, continuing for approximately 15 months to the end of the 1st Quarter of 2009, at which time the project will be commissioned. It is expected that commercial production will be achieved during the 3rd Quarter of 2009.

The project EIA was approved in March of 2008. All the permitting required for constructing the process plant and tailing impoundment facility was also received in March of 2008. The site civil works for the process plant started in March 2008. All land acquisitions required to construct the tailings dam and permanent power supply, are expected to be completed in the 2nd Quarter of 2008. The permitting for the construction of the permanent power supply, to connect to the National Grid, and designate DESMINIC as a large power consumer, is expected to be received by the beginning of the 3rd Quarter of 2008. Subsequent environmental and permitting activities required for transmission line, are presently underway in parallel with the project engineering, with the objective of completing permitting requirements prior to July 2008. The critical path activities following project permitting will be transmission line and TSF construction, each of which require approximately six to eight months to complete.

MINE PRODUCTION SCHEDULE

Production is driven by mill requirements of 3,500 tpd of open pit ore. Mining operations are scheduled for 355 days per year, to allow for shutdowns during the worst of the wet season, for a nominal total open pit production of 1,242,500 tonnes per year. Mill feed will be supplemented by 700 tpd (248,500 tonnes per year) of spent-ore, initially from the heap leach cells, for a total of 4,200 tpd, or 1,491,000 tonnes per year.

Waste stripping has to be sufficient to expose the required ore production. The Mine Life average strip ratio is 6.0 tonnes of waste per tonne of ore. As a result, waste stripping has to average approximately 7.5 million tonnes per year. Given the deposit geometry, waste stripping requirements will be higher in the early years and decrease over time.

The production schedule was developed to minimize cost per ounce and provide the best discounted cash flow, by maximizing head grade in the early years. Little emphasis was placed on balancing the quantities of waste required to be mined, as it was assumed that the mining contractor could add or remove equipment, as required to achieve the schedule.

Low-grade ore, defined as between 0.72 g/t Au and 0.90 g/t Au, is scheduled to be stockpiled, rather than processed immediately, to keep the head grade higher in the initial years. The total amount of low-grade ore is 960,000 tonnes, at a grade of 0.80 g/t Au. It will be produced at approximately the same rate as the spent-ore on the heap leach cells is consumed, allowing the footprint of the heap leach cells, adjacent to the mill, to be used as the stockpile location.

The net effect of low-grade stockpiling is that open pit mining must proceed at a slightly faster rate, incurring slightly higher costs, in exchange for a slightly higher head grade. Low-grade open pit ore averaging 0.80 g/t Au will be stockpiled at the leach pad, while approximately equal quantities of spent-ore averaging 1.00 g/t Au will be fed to the mill from the leach pad.

Open pit mining will begin in the Central and East sections of Mojón, and in Crimea, in 2009. In 2010, mining in 3 Amigos and Zopilote will begin, and Central Mojón will be completed. In 2011, mining in Santa María will begin, and East Mojón will be completed. In 2013, all open pits will be completed, and the low-grade stockpile will be used as mill feed. Throughout the open pit mining period, the heap leach cells will provide the spent-ore component of the mill feed.

Halfway through 2014, the low-grade stockpile will be exhausted, as will the heap leach spent-ore. Processing will continue for another two years, at a rate of 5,000 tpd (1,775,000 tonnes per year), from the spent-ore discard pile. This material will be run through a screen plant, in order to remove the fine size fractions (less than 3/8") that were leached out during past heap leach operations, and contain little gold. The screened

spent-ore mill feed grade is estimated to average 0.81 g/t Au. The goal of CSM's exploration program at Orosi is to find further open pit ore sources, and defer this spent-ore scenario, for which the economics are only marginally positive.

The production schedule for the DFS is detailed in the following table.

TABLE 19-3 PRODUCTION SCHEDULE

Central Sun Mining Inc. – Orosi DFS

			YR 1 2009	YR 2 2010	YR 3 2011	YR 4 2012	YR 5 2013	YR 6 2014	YR 7 2015	YR 8 2016	TOTAL / AVERAGE
		Days	259	355	355	355	355	355	355	104	
3 Amigos Mojon	Ore	'000 t	-	96	237	239	-	-	-	-	**571**
	Gold Grade	g/t	-	1.49	1.83	2.15	-	-	-	-	**1.91**
	LG Ore: to stockpile	'000 t	-	30	107	34	-	-	-	-	**171**
	LGO grade	g/t	-	0.81	0.81	0.80	-	-	-	-	**0.81**
	Rock Waste	'000 t	14	1,804	1,613	675	-	-	-	-	**4,107**
	Saprolite	'000 t	29	697	1	-	-	-	-	-	**727**
	Strip Ratio		-	19.9	4.7	2.5	-	-	-	-	**6.5**
Central Mojon	Ore	'000 t	162	42	-	-	-	-	-	-	**203**
	Gold Grade	g/t	1.98	2.93	-	-	-	-	-	-	**2.17**
	LG Ore: to stockpile	'000 t	42	5	-	-	-	-	-	-	**47**
	LGO grade	g/t	0.81	0.79	-	-	-	-	-	-	**0.81**
	Rock Waste	'000 t	803	48	-	-	-	-	-	-	**851**
	Saprolite	'000 t	1,023	-	-	-	-	-	-	-	**1,023**
	Strip Ratio		9.0	1.0	-	-	-	-	-	-	**7.5**
East Mojon	Ore	'000 t	42	221	23	-	-	-	-	-	**286**
	Gold Grade	g/t	1.32	2.55	3.95	-	-	-	-	-	**2.48**
	LG Ore: to stockpile	'000 t	7	47	1	-	-	-	-	-	**55**
	LGO grade	g/t	0.81	0.80	0.80	-	-	-	-	-	**0.80**
	Rock Waste	'000 t	244	2,641	20	-	-	-	-	-	**2,904**
	Saprolite	'000 t	1,015	349	-	-	-	-	-	-	**1,365**
	Strip Ratio		26.9	11.2	0.8	-	-	-	-	-	**12.5**
Zapotillo	Ore	'000 t	-	255	316	403	294	-	-	-	**1,268**
	Gold Grade	g/t	-	1.55	1.56	1.61	2.18	-	-	-	**1.72**
	LG Ore: to stockpile	'000 t	-	78	124	132	43	-	-	-	**377**
	LGO grade	g/t	-	0.80	0.79	0.79	0.80	-	-	-	**0.80**
	Rock Waste	'000 t	-	1,590	2,549	2,218	663	-	-	-	**7,022**
	Saprolite	'000 t	5	2,806	153	-	-	-	-	-	**2,964**
	Strip Ratio		-	13.2	6.1	4.1	2.0	-	-	-	**6.1**
Santa Maria	Ore	'000 t	-	-	7	288	532	-	-	-	**827**
	Gold Grade	g/t	-	-	1.18	2.05	3.14	-	-	-	**2.76**
	LG Ore: to stockpile	'000 t	-	-	6	50	34	-	-	-	**90**
	LGO grade	g/t	-	-	0.79	0.80	0.82	-	-	-	**0.81**
	Rock Waste	'000 t	-	-	808	2,792	1,771	-	-	-	**5,371**
	Saprolite	'000 t	-	-	911	1,075	60	-	-	-	**2,046**
	Strip Ratio		-	-	134.2	11.4	3.2	-	-	-	**8.1**
Crimea	Ore	'000 t	389	636	661	314	-	-	-	-	**1,990**
	Gold Grade	g/t	2.43	2.36	1.96	1.72	-	-	-	-	**2.11**
	LG Ore: to stockpile	'000 t	36	65	93	24	-	-	-	-	**220**
	LGO grade	g/t	0.80	0.80	0.81	0.81	-	-	-	-	**0.81**
	Rock Waste	'000 t	2,596	2,012	1,635	305	-	-	-	-	**6,549**
	Saprolite	'000 t	824	498	317	-	-	-	-	-	**1,639**
	Strip Ratio		8.1	3.6	2.6	0.9	-	-	-	-	**3.7**
Low-Grade Stockpile	In: (to stockpile) LG Ore	'000 t	85	228	330	240	77	-	-	-	**960**
	Gold Grade	g/t	0.81	0.80	0.80	0.80	0.81	-	-	-	**0.80**
	Out: (to mill) LG Ore	'000 t	-	-	-	-	416	544	-	-	**960**
	Gold Grade	g/t	-	-	-	-	0.80	0.80	-	-	**0.80**
	End of Period Total: LG Ore	'000 t	85	313	643	883	544	0	-	-	
	Gold Grade	g/t	0.81	0.80	0.80	0.80	0.80	0.80	-	-	
Total											
	Ore from Open Pits + Stockpile	'000 t	592	1,239	1,243	1,244	1,242	544	-	-	**6,105**
	Gold Grade	g/t	2.23	2.13	1.87	1.84	2.13	0.80	-	-	**1.91**
	Rock Waste	'000 t	3,657	8,096	6,625	5,990	2,435	-	-	-	**26,803**
	Saprolite	'000 t	2,896	4,350	1,381	1,075	60	-	-	-	**9,762**
	S.R.		11.1	10.0	6.4	5.7	2.0	-	-	-	**6.0**
	Spent Ore	'000 t	117	249	249	249	249	1,109	1,775	917	**4,912**
	Gold Grade	g/t	1.00	1.00	1.00	1.00	1.00	0.83	0.81	0.80	**0.85**
	Total Mill Feed	'000 t	709	1,488	1,492	1,493	1,491	1,653	1,775	917	**11,017**
	Gold Grade	g/t	2.02	1.94	1.72	1.70	1.94	0.82	0.81	0.80	**1.44**

MINERAL PROCESSING

Ore from the mine will be fed to the existing primary crusher and will be conveyed to a stockpile. Ore from the spent-ore discard pile will be screened to remove the -3/8" material and stockpiled near the crushed ore stockpile.

Ore from the stockpile will be fed to the grinding circuit, comprised of a SAG mill and two ball mills. SAG mill trommel undersize and the discharge from the two ball mills report to a common cyclone feed sump. The SAG trommel oversize is either fed back into the SAG mill or stockpiled to be processed through the secondary crusher. Cyanide will be added to the cyclone feed pumpbox to begin the leaching process.

The slurry will be pumped from the cyclone feed pumpbox to the cyclone bank. Cyclone underflow will return to the ball mills for further grinding. Cyclone overflow reports to the pre-leach thickener. The thickener underflow is pumped to a series of leach tanks for further gold leaching. The thickener overflow reports to a series of five CIC units, where the leached gold will adsorb onto the activated carbon in the columns. CIC column discharge will report back to the mill water tank to be reused in the system.

The slurry will flow by gravity through eleven leach tanks and through five CIP tanks. Activated carbon is present in the five CIP tanks for adsorbing the leached gold from solution. The carbon is periodically pumped counter-current to the slurry flow. Periodically loaded carbon is pumped from the first CIP tank to a storage container to be transferred to the ADR plant to remove the precious metal.

The slurry will pass from the final CIP tank to a cyanide detoxification tank where the cyanide concentration will be reduced to acceptable levels with ferrous sulphate. The slurry is then pumped to the tailing impoundment.

The loaded carbon will be first acid washed with hydrochloric acid to remove the carbonate scale build up. The carbon is then transferred to the strip vessel where the precious metal is stripped off using high temperature strip solution. The strip solution is

pumped through an electrowinning cell to precipitate the precious metal. The barren solution is then circulated back to the strip circuit for reuse. The precious metal sludge is collected from the bottom of the EW cell, fluxes added, and smelted to produce a doré bar for shipment.

Some of the existing equipment at Orosi Mine will be re-used in the new milling facility. The existing crusher circuit will be re-used in place with existing conveyors being relocated and re-used. The existing ADR plant will be re-used in place with minimal refurbishment. In addition to reusing equipment on site, used equipment from the Getchell Mine in Nevada, USA, has been purchased and transported to site. A large portion of the equipment required for the new mill will be made of the equipment currently on site and the used equipment recently purchased, leaving a small number of items to be purchased new.

The used mill is capable of processing a combination of 3,500 tpd of ore from the mine and 700 tpd of spent-ore from the previous heap leach operation. When the mined ore is depleted, the mill is capable of processing 5,000 tpd of spent-ore. The increase in throughput will be realized through reduced crushing and grinding requirements; the spent-ore has been crushed to a size of 1 ½ inches, while the ore from the mine will be crushed to a size of 3 inches.

Further detail on Mineral Processing can be found in Section 16, Mineral Processing and Metallurgical Testing.

RECOVERABILITY

Three distinct ore types will be processed: massive quartz, stock work, and the spent-ore. The predicted gold recoveries are given in Table 19-4 below.

TABLE 19-4 GOLD RECOVERY BY ORE TYPE
Central Sun Mining Inc. – Orosi DFS

Ore Type	Au Recovery (%)
Massive Quartz	90
Stock Work	90
Spent-Ore	80

INFRASTRUCTURE

The principal new infrastructure item required to support future operations at Orosi Mine is the permanent power supply, a connection to the national grid for supply of power to the mill. Past operations have relied on power supplied by on-site diesel generators. Upgrades to existing facilities, including site access, water supply, and ancillary facilities, have been included where required during the mill upgrade project construction.

The mine has a permanent work camp for site management and engineers (capacity: 50 people). This same camp can accommodate an additional 5 visitors at any one time. During construction and operation, all CSM and contractor employees (approximately 450) will live in the local communities of La Labertad and Juigalpa. CSM and their contractors will provide transportation for these employees to travel to and from local communities.

POWER DISTRIBUTION

The capacity of the current on-site diesel-powered electrical generating sets is not sufficient to produce enough power to sustain the expected electrical loads required as a result of upgrading the Process Plant. As a result, the mine power supply will be

connected to the National Interconnected Grid in 138 kV format, via an overhead (O/H) transmission line up to the Primary Substation "El Mojón" located on the mine site.

The new, self-financed, overhead transmission line will be 29.5 km long, and designed to carry 10 MW. The transmission line will be supported by metallic towers and will connect the Project to the SEIN system at the new sub-station, close to the City of Juigalpa. The new "tie-in" substation for the project in Juigalpa will be named "Santa Maria" and will be built with all facilities according to ENATREL and Instituto Nacional de Electricidad (INE) regulations.

On site, power is currently distributed from the Primary Substation at 13.8 kV, to a series of existing underground (U/G) feeders to the Crusher Circuit, ADR plant and existing service shops.

New electrical feeds in 4.16 kV format, will supply power to the upgraded milling circuits, leaching facilities, CIP tanks and tailing facilities. Secondary substations will be placed as required to feed power at 480 volts for process motors.

The electrical distribution system will be radial in nature, with O/H or U/G installations. Primary distribution will be either 13.8 kV for existing systems, or 4.16 kV for the new electrical circuits. The large electrical motors that are found on the mills, will be fed via the 4.16 kV systems.

Secondary distribution will be in 480 kV, 3 phases, 60 Hz format and will feed motors from 0.5 HP up to 300 HP.

Lighting and small appliances loads will be feed in 120 Vac, one phase, 60 Hz format, one pole grounded.

The installed load is estimated to be 9,036 kW, however, the former heap leach belt conveyors, or pond pumps were not considered in this determination. The estimated

average demand is 7,000 kW, with an expected maximum demand of 7,500 kW. The monthly energy consumption is estimated to be 5,000 MWh / month.

ROADS

Three types of roads, each with distinct design, construction and operational requirements already exist and will require upgrades and/or extensions for the Orosi Mill Upgrade Project as follows:

- Primary Access Road: Juigalpa to La Libertad: This road is the responsibility of the Ministry of Transportation, however, CSM presently maintains the road and bridges in order to reduce wear and tear on vehicles, reduce travel time to site, and to ensure good safe passage. The government has stated intentions to upgrade this road in 2008/2009.
- Mine Haul Roads: Mine haul roads already exist into the Mojón pit. New roads will be constructed to access the Crimea and Santa María open pits.
- Site Roads: Access roads between existing pits, processing facilities, waste dumps, and buildings are existing. New roads will be required in some areas, principally around the TSF.

WATER SUPPLY

The water requirements for the plant include Industrial water (mill) water, mainly for SAG and ball mill dilution, as well as fresh water for reagent make-up, lube cooling and for carbon acid wash and elution. The discharge water from the CIC circuit will be recycled back to the grinding circuit as mill water while the remaining mill water requirements will be reclaimed from the tailings pond.

The fresh water source at Orosi Mine is the Mico River, at the Paslama Dam. Pumps are setup on pump rafts and the water collected in the dam is pumped to a water tank. From this storage tank the water will be pumped via a pipeline system to the fresh water circuit in the new process.

Industrial water for the mill operation will be reclaimed from the water accumulated in the TSF. The annual rainfall at Orosi Mine is quite high, resulting in a positive water balance, meaning the rainfall accumulation is higher than the water required for the plant operation. The site is permitted to discharge solution after it is treated to remove most of

the cyanide. This is an expensive process and will be avoided whenever possible by recycling as much water as possible. There are four solution ponds on site from when the heap leach facility was in operation. These ponds will be used to help manage the water supply to minimize the water discharged to the environment.

SEWAGE TREATMENT

A package sewage treatment plant is presently installed on site and will meet the requirements of the construction phase and the future operation. The plant is utilized for the treatment of site sewage from the construction phase onward and can treat up to 180 m^3 of sewage daily. Sludge material produced by the plant will be trucked to an offsite sewage treatment facility in Juigalpa or Managua, while treated water will be pumped to the mine water collection system.

Sewage will be pumped to the plant from various locations on site. In the case of remote facilities, septic day tanks are transported to the treatment plant.

ANCILLARY BUILDINGS AND FACILITIES

Several of the necessary site-based ancillary facilities already exist. The plan is to complete upgrades where necessary, and construct a new geological office and drill core storage building. These buildings were completed in the 1st Quarter of 2008.

The existing general warehouse facility is located in the vicinity of the Administration and Engineering Offices, near the Maintenance Shop. The general ware house is comprised of both a roof and open-air sections. The enclosed storage area (including office space) is 400 m^2 with high overhead clearance, while the open air area provides an additional 1,200 m^2, with room for future expansion, as required. The building and storage are has been designed for forklift access.

The existing maintenance facility comprises of a mechanical workshop, electrical and instrumentation workshops, a small machine shop, a vehicle workshop and vehicle wash bay. Mining equipment (i.e. haulage trucks and payloads) can be maintained in the mining equipment area. Maintenance of process plant equipment will also be carried out

in the general maintenance workshops. Plant and mine maintenance crews will also complete certain repairs and maintenance activities in the field as appropriate. The maintenance shop is comprised of 585.5 m^2 of floor space with 5.61 m overhead clearance. The maintenance work shop is equipped with a crane bridge, which services the full length of the shop.

MARKETS

Gold and silver, the principal commodities at the Orosi Mine, are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. For economic analysis, Scott Wilson RPA used a gold price of $800 per ounce for 2009 to 2011, and $750 per ounce thereafter.

CONTRACTS

Contracts for the pre-production period are discussed in Project Implementation, above. CSM intends to carry out operations using an open pit mining contractor, as in the past. Mine operating costs are based on historical rates and contracts, which were valid until March 2008. In Scott Wilson RPA's opinion, there is a risk of rate increases when CSM negotiates new contracts.

ENVIRONMENTAL CONSIDERATIONS

PERMITTING

A list of current permits and operational requirements can be found in Section 4, Property Description and Location. An Environmental Impact Assessment (EIA) for the Project, prepared by a Nicaraguan consulting team lead by Mauricio Lacayo, Gerardo Silva and Francisco Moreno, all of them registered professionals in Nicaragua, was submitted to the Ministry of Environment and Natural Resources (MARENA) on November 12, 2007, and approved in March, 2008.

Design concepts in some areas have been revised in the course of completing the DFS, subsequent to completion of the EIA. The changes, particularly those relating to tailings management, reforestation, site clearance and the project water supply, have been introduced to further reduce the socio-environmental impact of the project. EIA addendum will be prepared to address these changes, and others recommended by MARENA. The EIA addendum will be submitted to MARENA before construction commences in 2008.

EIA SUMMARY

The EIA addresses the change in process from heap leach to conventional milling, and includes an analysis of the Project's social and environmental impacts, and proposed environmental management and mitigation plans. Social and environmental studies completed to date indicate that, given proper design and management, the Project should not present significant negative social or environmental impacts to the region.

A positive aspect of the process change is that it will largely make use of geographic spaces that have already been intervened under the prior milling system. An additional intervention area of 82.9 hectares will be used for the tailings dam, where residuals from the milling process will be treated. The Project will also make the maximum possible use of the equipment and machinery previously employed in the heap leach system.

Due to space limitations, the tailings dam used to treat residuals from the milling process will be constructed in a zone that includes some of the areas previously reforested by the mining company on its property. The EIA notes compensatory measures, including reforestation of other areas at a 2 to 1 ratio. In other words, for every hectare affected, two hectares will be reforested.

The EIA attests that DESMINIC has carried out all pertinent procedures required by the national environmental authority: the Ministry of the Environment and Natural Resources (MARENA) for issuance of required permits.

TAILINGS STORAGE FACILITY

A geotechnical site investigation was conducted by Tetra Tech at the Orosi Mine TSF site during the period of 17 August to 27 October 2007, to characterize the depth and geotechnical properties of the soils beneath the dam footprint, characterize the bedrock quality beneath dam centerline, characterize the surficial soils in the impoundment basin, and identify possible borrow sources for dam fill materials. Investigations included surficial soil mapping in the impoundment basin, geotechnical drilling, test pit excavation, soil sampling, insitu geotechnical and permeability testing, and laboratory testing.

GENERAL DESIGN CRITERIA FOR THE TAILINGS IMPOUNDMENT

The tailings deposition plan will be developed such that, under normal operating conditions, water will not be allowed to pond against the dam. Consequently, tailings will be beached from the crest of the tailings dam and at the upstream ends of the southern and northern canyons, to maintain the water pool at the upstream end of the central canyon near the mill plant facilities.

Tailings will be deposited in the facility via a slurry delivery pipeline system. Slurry deposition will take place throughout the year from multiple points along the impoundment perimeter. A rotational deposition plan is proposed to maintain the supernatant pool at the upstream end of the central canyon. Tailings solids from the slurry will settle along the beach and any free water will gravitate to the supernatant pool. Additionally, water seeping upwards from the consolidating tailings will flow by gravity to the process water pool. The reclaim water system will consist of a barge pumping station and a return water pipeline discharging at the ore processing plant. The tailings will be beached from the crest of the dam as necessary to maintain a minimum beach above water pool distance of 200 m (horizontally), except during an extreme hydrologic event.

A plan view of the TSF is presented in Figure 19-4.



NOTES:

1. DAM SEEPAGE DRAIN TO BE CONNECTED TO DAM SEEPAGE DRAIN OUTLETS AT LOW POINTS IN THE EXISTING GROUND TOPOGRAPHY ALONG THE TAILINGS DAM PROFILE. LOCATIONS FOR DAM SEEPAGE DRAIN OUTLETS ARE SHOWN ON SECTION F IN THIS DRAWING.

Figure 19-4

Central Sun Mining Inc.

Orosi Mine DFS

Nicaragua, Central America

Ultimate Tailings Impoundment

June 2008

Source: Tetra Tech, 2007.

Surface water that accumulates in the tailings facility will be reclaimed for use in the milling facility. Reclaim water will be discharged to the milling facility via a pump and pipeline system. Excess water in the impoundment will be discharged to the existing treatment pond system via a separate pump and pipeline system. Following treatment, the water from the existing treatment pond system will be discharged to an existing stream, which is tributary to the Rio Mico.

The facility will be designed such that water discharges, groundwater seepage, and potential discharge from the emergency spillway, will not adversely impact existing downstream water uses. To satisfy this criterion, ground and surface water discharging from the tailings facility must be of adequate quality, such that the applicable Nicaragua water quality standards are met. All discharges shall meet or exceed the Nicaragua industrial limits at "end-of-pipe", and downstream water quality shall be maintained at better than the Nicaragua drinking water standards. A detailed water balance model was used to predict the system performance during the life of the tailings impoundment. The water balance simulation model was incremented on a monthly basis to reflect seasonal variations in precipitation and evaporation. Water balance computations were performed to predict the system accumulation of excess water and the volume and flow rates of excess water discharge. The water and tailings mass balance is illustrated in Figure 19-5.

Surface water will be diverted above the high-water level of the impoundment. The diversion system will be designed to manage flows for the 1 in 100-year event as a minimum. The tailings facility will be capable of safely handling flows associated with the Probable Maximum Flood (PMF) without compromising the integrity of the tailings impoundment.


Elevation (m)
505
500
495
490
485
480
475
470
465
Water Volume (m^3)
Dry Tailings Mass (tonnes x 10)
1600000
1400000
1200000
1000000
800000
600000
400000
200000
0
Elev. 489.0m
Elev. 492.5m
Elev. 496.5m
Elev. 499.0m
May 1, 2009
May 1, 2010
May 1, 2011
May 1, 2012
May 1, 2013
May 1, 2014
May 2, 2015
May 1, 2016
Time
Tailings Elev. at Dam Face
Min. Required Dam Crest Elev.
Actual Dam Crest Elev.
Water Pool Volume
Water Pool Elev.
Dry Tailings Mass

Figure 19-5

Central Sun Mining Inc.

Orosi Mine DFS

Nicaragua, Central America

Water and Tailings Mass Balance

June 2008

Source: Tetra Tech, 2007.

PRELIMINARY DAM DESIGN

The dry tailings density has been estimated to be 1.4 t/m^3 during operations based on laboratory data and consolidation modeling. Overall beach slopes are anticipated to be on the order of 1%. Based on the preliminary dam geometry, a total volume of about 1,419,500 cubic meters is required for all embankments, for storage of about 8.6 million cubic meters of tailings (12 million dry tonnes). This corresponds to a tailings storage efficiency ratio of approximately 6.0 to 1.

The preliminary dam cross section consists of an overall 2.5H:1V (horizontal to vertical) upstream and 2.5H:1V downstream slopes. These slopes were chosen for ease of construction of the liner system, including preparation of the soil bedding layer and placement of the geomembrane and slope stability considerations.

Preliminary static and pseudo-static stability analyses were performed on the ultimate dam configuration for end of construction and full impoundment conditions. The preliminary analyses indicate that the tailings dam will be safe against deep-seated failure.

PRELIMINARY CLOSURE PLAN

The final stage of impoundment filling will be used to form the final topography desired for closure. In order to maximize the volume of tailings that can be stored for any given embankment height, tailings deposition will be controlled to create a tailings surface that generally slopes towards the southeastern abutment of the tailings dam.

Closure of the tailings facility will be comprised of two main elements: a cover system for the tailings deposited in the impoundment, and a surface water management system. The cover system is designed to limit water infiltration into the facility in order to minimize the potential for poor-quality seepage from the tailings mass. Installation of a soil cover will provide a water barrier over the tailings surface. The surface water management system after closure will direct water across the surface of the reclaimed tailings facility and through the spillway. As currently planned, the post-closure cover design consists of a one metre-thick layer of low permeability clay material, derived from

nearby borrow sources. The surface of the constructed cover will be vegetated with native grasses and other shallow rooted vegetation.

The Orosi Mine drainage surface water flows will be diverted across the final cover in riprap lined channels to the final emergency spillway. The flow will outfall to the drainage just south of the impoundment, which ultimately drains to the Rio Mico. Erosion protection consisting of rock riprap will be placed, as necessary, in the drainage channels to limit erosion. Borrow areas for the soil cover will be reclaimed by grading to achieve appropriate offsite drainage and seeding.

TAXES

Scott Wilson RPA has relied on CSM for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Orosi Mine.

Taxes consist of a charge of 2% of gross gold value, payable to the municipality. Separate royalties of 3% of gross production revenue, payable to IMISA, and 2% of the total production value of gold and silver, payable to the Nicaraguan government as part of the Exploitation Concession grant, are described in Section 4, Property Location and Description.

CAPITAL AND OPERATING COST ESTIMATES

PRE-PRODUCTION CAPITAL

The estimated cost to design, construct, install and commission the new Orosi processing operation and facilities described in the DFS is $41.1 million. This amount includes the direct field costs of executing the project, plus the Owner's and indirect costs associated with design, construction and commissioning, from the start of the mill upgrade project. As of January 31st 2008, CSM has spent $12.8 million, with $28.4 million remaining as a cost to complete the project. Scott Wilson RPA presents both "Total Project" and "Going Forward" cases for economic analysis, below. The capital

cost estimate is summarized below in Table 19-5. All costs are expressed in fourth quarter 2007 U.S. dollars, with no allowance for interest or financing during construction.

TABLE 19-5 CAPITAL COST SUMMARY
Central Sun Mining Inc. – Orosi DFS

Major Area	Total Cost ($'000s)	Sunk Cost ($'000s)	Remaining Cost ($'000s)
Mill	9,982	7,388	2,594
Power	4,312	81	4,230
TSF – Starter Dam	6,273	50	6,223
Site Services	3,303	2,844	460
Indirects	15,469	2,403	13,066
Subtotal Project Capital Cost	**39,339**	**12,766**	**26,573**
Contingency	1,804		1,804
Total Project Capital Cost	**41,143**	**12,766**	**28,377**

ESTIMATION METHODOLOGY

The capital cost estimate is based on the following project data:

- Design criteria
- Flowsheets
- General arrangement drawings
- Single line electrical drawings
- Equipment lists
- Supplemental sketches as required
- Budget quotations from vendors
- Regional climatic and hydrological data
- Local geotechnical investigations
- In-house database and operating experience
- Actual purchase completed on all major equipment except for power supply (sub stations, etc)
- Preliminary and final contractor quotations based on preliminary drawings and/or quantities.
- Supplemental information provided by CSM and other consultants.

Labour rates were calculated using typical Peruvian wages and benefits, blended with expatriate support labor to arrive at acceptable crew mixes. Average hourly rates were

established for a range of construction disciplines and activities, and have been applied to the estimate accordingly. A labour productivity factor equivalent to 3.33 was applied against North American man-hour estimates, to account for available construction knowledge and training levels, extended work week, project location, and climate.

Equipment was itemized and priced per the preliminary equipment lists. Motors were identified and are included with equipment costs. Supplier budget quotations were obtained for all major items based on data sheets. Installation hours were obtained from in-house data and vendor guidelines where appropriate.

SUNK COSTS

Project spending as of Jan. 31, 2008, totaling $12.8 million, includes the following:

- Purchase of the Getchell process plant.
- Dismantling of the Getchell process plant.
- Rehabilitation of mill motors and C.I.L. tank impellers.
- Shipment of 90% of the Getchell mill to site.
- Related costs to Getchell plant mobilization to Orosi Mine site.
- A percentage of the engineering.
- Construction equipment purchase and mobilization (i.e. Front-end loaders, 175-tonne crane, boom trucks, construction camp).
- Mobilization of Principal Contractor and Contractors Camp.
- Tendering for earth movement and civil works including concrete foundations.

CAPITAL COSTS BY AREA

No mining capital costs have been included; all waste stripping has been included in operating costs, and all mining equipment that is not presently on site is assumed to be provided by the open pit contractor.

Mill capital costs, estimated by AMEC, APJV, and Vezer, are shown in the following table:

TABLE 19-6 MILL CAPITAL COST ESTIMATE

Central Sun Mining Inc. – Orosi DFS

Major Area	Facility	Total Cost ($'000s)	Sunk Cost ($'000s)	Remaining Cost ($'000s)
SITE WORKS				
	Plant site development	433	213	220
PROCESSING PLANT				
	Getchell processing plant (purchase & dismantling)	7,965	7,175	790
	Reagent – First Fills	460		460
	Modifications to the ADR plant	80		80
	Equipment rehabilitation (mills)	677		677
	Equipment rehabilitation (pumps, motors, valves)	150		150
	Equipment rehabilitation (agitators)	217		217
TOTAL MILL COST		**9,982**	**7,388**	**2,594**

Mill capital has allowances for both site works and processing plant. Plant site development, equipment purchase, dismantling at the Nevada site, reagent first fills, and modifications/rebuilds of process equipment have been included in the mill capital cost.

Power generation and distribution capital costs, estimated by APJV, are shown in the following table:

TABLE 19-7 POWER GENERATION AND DISTRIBUTION CAPITAL COST ESTIMATE

Central Sun Mining Inc. – Orosi DFS

Major Area	Facility	Total Cost ($'000s)	Sunk Cost ($'000s)	Remaining Cost ($'000s)
POWER GENERATION & DISTRIBUTION				
	Juigalpa - La Libertad town	1,697		1,697
	La Libertad town - Minesite	333		333
	Buried line, transformers stations	1,876		1,876
	Engineering	405	81	324
TOTAL POWER GENERATION & DIST.		**4,311**	**81**	**4,230**

Power generation and distribution capital includes all on-site and off-site costs to power the Orosi Mine. These capital costs include the power line to the mine site from Juigalpa via the town of La Libertad, buried line, transformer stations and the engineering associated with this portion of the project.

Estimates for project power supply transmission line were based on topography at three metre intervals, as well as direct field observations. Geological, hydrological and geotechnical studies have been completed to feasibility levels, and detailed field observations have been completed over the full length of the proposed route.

Tailings storage facility capital costs, estimated by Tetra Tech and APJV, are shown in the following table:

TABLE 19-8 TAILINGS STORAGE FACILITY CAPITAL COST ESTIMATE
Central Sun Mining Inc. – Orosi DFS

Major Area	Facility	Total Cost ($'000s)	Sunk Cost ($'000s)	Remaining Cost ($'000s)
TAILINGS STORAGE FACILITY – STARTER DAM				
	Land acquisition (to be avoided)	320		320
	Engineering	522	50	472
	Site preparation	293		293
	Foundation excavation and grouting	1,767		1,767
	Construction	3,371		3,371
TOTAL TSF – STARTER DAM COST		**6,273**	**50**	**6,223**

The TSF capital cost includes all costs to complete a starter dam for the Orosi Mine. The capital costs include: land acquisition (if needed), engineering, site preparation, foundation excavation and grouting, geotechnical investigation and construction.

Site services capital costs, estimated by CSM and APJV, are shown in the following table:

TABLE 19-9 SITE SERVICES COST ESTIMATE SUMMARY
Central Sun Mining Inc. – Orosi DFS

Major Area	Facility	Total Cost ($'000s)	Sunk Cost ($'000s)	Remaining Cost ($'000s)
SITE SERVICES				
	Plant water, reclaim and air	255		255
	Mobile equipment	164	164	
	Erection equipment and camp	2,465	2,465	
	Equipment mobilization	419	214	205
TOTAL SITE SERVICES COST		**3,303**	**2,843**	**460**

Site Services includes costs for general site preparation. This includes the costs for plant water, reclaim and air, mobile equipment, erection equipment and camp and equipment mobilization.

Indirect capital costs, estimated by CSM and APJV, are shown in the following table:

TABLE 19-10 INDIRECT CAPITAL COST ESTIMATE SUMMARY
Central Sun Mining Inc. – Orosi DFS

Major Area	Facility	Total Cost ($'000s)	Sunk Cost ($'000s)	Remaining Cost ($'000s)
INDIRECTS				
	Vezer Labor	4,827	106	4,721
	CSM Labor	657		657
	Tanks erection	530		530
	Tanks fabrication	1,546		1,546
	Concrete Labour	461		461
	Concrete and steel materials	307		307
	Vezer Misc	499		499
	CSM Misc	1,950		1,950
	VPIC Facilitators	150	150	
	Project management	350	10	340
	Engineering (APJV)	1,092	273	819
	Start up and commissioning	200		200
	Spare parts	150		150
	First fills	389		389
FREIGHTS				
	Containers	40	40	
	Shipping and grating Getchell-Houston	1,029	1,029	
	Storage Houston-Rama	908	771	138
	Shipping Rama-Libertad	360		360
PERMITTING				
	EIS	25	25	
TOTAL INDIRECTS COST		15,469	2,403	13,066

Indirect costs are those expenditures incurred in the management, support and administration of project development and start-up, including engineering, procurement and construction management (EPCM) services, the provision and operation of temporary facilities and utilities, owner's pre-production recruitment, labour and training costs, the

costs of commissioning and first fills, operating consumables and capital spares. Also included in this table are all freight costs associated with the mill transport to the Orosi Mine site, and permitting fees.

Owner's costs, including home office, field office and pre-operational expenditures, were estimated by CSM and are included in the overall capital cost estimate. These costs are based on actual historical operating experience of the Orosi Mine and other operations in Nicaragua.

CONTINGENCY

The contingency amount is an allowance added to the capital cost estimate to cover unforeseeable costs within the scope of the estimate. These can arise due to currently undefined items of work or equipment, or due to uncertainty in the estimated quantities and unit prices for labour, equipment and materials. Presently more than 69% of the project Capital expenditures are firm quotations and more than 31% of the total capital cost has been spent. Contingency does not cover scope changes or project exclusions. A contingency of $1,804,000 (6.8% of total remaining capital expenditures) has been included in the estimate. Contingency was applied by percentage for each item, based on the status of that item:

- firm quotation obtained
- actual work had been executed and paid (or committed to be paid)
- estimate based on actual in-house costs
- estimate did not have a firm quotation and/or had risk in execution.

EXCLUSIONS

The following is excluded from the capital cost estimate:

- Scope changes
- Interest during construction
- Schedule delays and associated costs such as those caused by:
  - Unidentified ground conditions
  - Labour disputes
  - Permit applications
  - Weather conditions
- Exploration expenses
- Ongoing capital costs (Included in Sustaining Capital)
- Schedule acceleration costs
- Reclamation costs for the open pits and mine infrastructure. Reclamation costs for the tailings facilities have been included.
- The cost of this or any future studies.

SUSTAINING CAPITAL

Sustaining capital of $5.6 million has been included over the Life of Mine, for TSF expansion, process equipment capital, a screen plant for the spent-ore-only processing scenario, and closure costs/equipment salvage.

To reduce capital expenditure on projects, CSM corporate policy is to lease mobile equipment wherever possible. Therefore no allowance has been made in sustaining capital for owner's mobile equipment – the cost of leasing has been covered in operating costs.

TSF expansion costs, estimated by Tetra Tech, were revised to account for savings due to supply of dam material from open pit mining operations. Costs for loading and transportation up to 1.2 km for the needed construction material (mine waste) is included in the contract mining cost, as the waste must be transported out of the pit anyway. Haulage costs beyond 1.2 km are included in sustaining capital costs. TSF expansion

costs were calculated for the ultimate facility size, and spread over the first seven years of operations.

Closure costs for the TSF, estimated by Tetra Tech, are offset by equipment salvage value, estimated by CSM at $4 million, realized at the end of the mine life.

The sustaining capital required for the Life of Mine is summarized by year in Table 19-11 below.

TABLE 19-11 SUSTAINING CAPITAL AND SALVAGE VALUE
Central Sun Mining Inc. – Orosi DFS

Year	TSF Expansion & Reclamation ($'000s)	Plant Equipment ($'000s)	Screen Plant ($'000s)	Equipment Salvage ('000 $US)	Total ('000 $US)
2009	789				789
2010	789	50			839
2011	789	100			889
2012	789	100			889
2013	789	100	300		1,189
2014	789	100			889
2015	789	100			889
2016	3,200	50		(4,000)	(750)
Total	**8,725**	**600**	**300**	**(4,000)**	**5,625**

OPERATING COSTS

Orosi Mine has been in operation by DESMINIC, more or less continuously, for more than nine years. To estimate the operating costs for the DFS, CSM referenced recent historical production rates, material consumptions, and costs from the actual operation of the open pit mine, crushing plant, ADR plant and General Administration. Operating costs for the mill process operation are based on a combination of historical data from an existing comparable operation (Limón Mine), from other similar operations, simulation modeling, metallurgical testwork (completed by AMEC), and calculations from first

principles. Unit operating costs for the two processing scenarios (4,200 tpd open pit/spent-ore mix, and 5,000 tpd spent-ore) are presented in Table 19-12.

TABLE 19-12 UNIT OPERATING COSTS
Central Sun Mining Inc. – Orosi DFS

Area	Average 4,200 tpd	Average 5,000 tpd	Life of Mine Plan Average
Open Pit Mining - $/t moved	1.49	-	1.49
Open Pit Mining - $/t milled	9.52	-	5.77
Spent-Ore Handling - $/t milled	0.07	1.81	0.75
Milling - $/t milled	10.28	9.03	9.82
G&A - $/t milled	1.39	1.05	1.27
Total - $/t milled	**21.26**	**11.89**	**17.61**

MINE OPERATING COSTS

Mine operating costs, estimated by Scott Wilson RPA and CSM, are based on production quantities and unit rates from previous mining at Orosi, subject to some adjustments. Mine operating unit rates are listed in the following table:

TABLE 19-13 MINING UNIT RATES
Central Sun Mining Inc. – Orosi DFS

Item	Units	Rate	Average $/t mined
CSM Mining Costs	$/year	542,000	0.06
Base Unit Mining Cost	$/BCM	1.80	0.88
Contractor Diesel	$/Gallon	3.00	0.35
Drill & Blast	$/t	0.179	0.14
Extra Haulage	$/t-km	0.35	0.07
Total			**1.49**

CSM mining costs include labour (addressed below), technical services (geology and engineering), maintenance of the owner's fleet of light vehicles, and an allowance for miscellaneous works around site (typically road repairs). The Base Unit Mining Cost is the contractor rate for loading material in the pits, and haulage up to 1.2 km, based on the

most recent contract, valid until March 2008. Diesel fuel for mining equipment is purchased by CSM, and provided to the mining contractor. Diesel costs were estimated using the price in the above table, and consumption rates per BCM generated from operating history. Drilling & blasting, previously carried out by the owner, will be done by the mining contractor. The unit rate is based on operating history, escalated by 17% to allow for contractor profit, and increased explosives costs. Extra haulage is a rate for hauls in excess of 1.2 km. All waste will be dumped within 1.2 km of the point of origin, and all ore must be hauled more than 1.2 km to get to the mill. Extra haulage for ore was calculated individually for each year's production in each pit.

In Scott Wilson RPA's opinion, there is a risk of cost increases in the contractor unit rates, when a new mining contract is negotiated.

SPENT-ORE HANDLING COSTS

Spent-ore handling costs were estimated by Scott Wilson RPA, based on two scenarios – feeding 700 tpd to the mill as a supplement to open pit ore, and feeding 5,000 tpd to the mill after open pit mining is completed.

The first scenario, direct feed of material from the heap leach pad immediately adjacent to the mill, can be achieved by CSM personnel and equipment, as an incremental addition to regular processing activities. A cost of $0.41 per tonne of spent-ore ($0.07 per t of total mill feed) was estimated, based on fuel consumption for a single loader. Other costs, such as labour and equipment maintenance are covered elsewhere (in mine and mill operating costs).

For the second scenario, involving screening of material from the spent-ore discard pile prior to feeding the mill at a much higher rate of production, contractor operations were assumed. Base unit costs, diesel consumption, and power consumption were applied to moving 6,200 tpd through the screen plant, and 5,000 tpd (the +3/8" size fraction, including dilution from undersize) to the mill. Costs were estimated to be $1.76 per tonne fed to the mill.

Scott Wilson RPA notes that there is only a marginal advantage to screening the spent-ore to improve the mill feed grade, and recommends that screening and direct feed scenarios be evaluated in more detail before open pit mining is completed.

MILL OPERATING COSTS

Mill operating costs, estimated by CSM, APJV, and AMEC, are summarized in the following table:

TABLE 19-14 MILL OPERATING UNIT COSTS

Central Sun Mining Inc. – Orosi DFS

Area	Average 4,200 tpd	Average 5,000 tpd	Life of Mine Plan Average
Labour	0.30	0.25	0.28
Consumables	4.70	4.39	4.54
Power	4.65	3.90	4.40
Maintenance	0.47	0.34	0.44
Laboratory	0.17	0.14	0.16
Total	**10.28**	**9.03**	**9.82**

Mill labour is addressed, below, under Manpower. Consumable costs are based on consumption rates given in the following table, and unit prices obtained from local suppliers. Consumption rates are based on testwork and on the batch process test conducted at Limón Mine.

Power costs were calculated by APJV, based on a unit rate of $0.11 per kWh, the current rate obtained from the local power distributor. CSM has been designated a major consumer of electricity by the Nicaraguan Government, which allows direct negotiation with producers for supply contracts, rather than going through distributors. CSM intends to advance these negotiations during 2008, and may be able to reduce the unit rate as a result. Power consumption is based upon a site-wide preliminary load list, reflecting process flowsheets and normal operating practice for a plant of this nature.

Mill maintenance costs include labour, and an allowance for parts, based on equipment capital costs. Laboratory costs are based on operating history, including labour and consumables.

TABLE 19-15 PROCESS CONSUMABLES
Central Sun Mining Inc. – Orosi DFS

	Consumption (kg/ton)	
Consumable	Mined Ore	Spent-Ore
Jaw crusher liners	0.01	0.01
Cone crusher liners	0.01	0.01
SAG mill liners	0.05	0.05
Ball mill liners	0.07	0.07
SAG mill balls	0.68	0.68
Ball mill balls	1.50	1.50
NaCN	0.60	0.40
Lime	1.10	0.70
NaOH	0.08	0.08
HCl	0.16	0.16
FeSO4	0.65	0.65
Flocculant	0.025	0.025
Antiscalant	0.01	0.01

G&A OPERATING COSTS

G&A costs were estimated by CSM, based on operating history, comparable operations, and from first principles. G&A costs include general management and administration, human resources management, purchasing, warehousing, health and safety, site security, community relations, technical support, infrastructure operation and maintenance, power for site infrastructure, power system losses, personnel transportation, site camp operation and maintenance, environmental management, non-production vehicle operations and maintenance, permits and insurance. Approximately one-third of G&A costs are labour.

TABLE 19-16 G&A OPERATING COSTS
Central Sun Mining Inc. – Orosi DFS

Area	Annual Cost ($/year)	Unit Cost ($/t milled – LOMP average)
Environmental	155,000	0.11
Administration	871,000	0.59
Human Resources	102,000	0.07
Warehouse and Transportation	247,000	0.17
Safety & Industrial Health	211,000	0.14
Properties Management	271,000	0.19
Total	**1,857,000**	**1.27**

MANPOWER

Labour costs were derived from a projected complement of operating personnel using representative monthly labour rates from Orosi Mine. Total fringe benefits, averaging 36% to be paid to salaried staff, are included. CSM manpower is summarized in the following table:

TABLE 19-17 CSM MANPOWER SUMMARY
Central Sun Mining Inc. – Orosi DFS

Area	Employees
Administration	44
Technical Services/Mine Supervision	27
Process Plant	61
Laboratory	17
Maintenance	36
Total	**185**

Salaries for some representative positions are noted in the following table:

TABLE 19-18 REPRESENTATIVE SALARIES

Central Sun Mining Inc. – Orosi DFS

Position	Loaded Annual Cost
General Manager	120,000
Mill Superintendent	84,000
Mine Supervisor	19,600
Geology Technicians	9,000
Mill No. 1 Operator	11,400
Lab Sample Prep	9,000
Mill Mechanic	9,800
Electrician	9,800

ECONOMIC ANALYSIS

An after-tax cash flow projection has been generated from the Life of Mine production schedule, and capital and operating cost estimates. A summary of the key criteria is provided below, and the cash flow projection is shown in Table 19-19.

ECONOMIC CRITERIA

PRODUCTION

- Mineral Reserves of 11.0 Mt, at a grade of 1.44 g/t Au, consisting of
  - 6.1 Mt of open pit ore, at a grade of 1.91 g/t Au, and strip ratio of 6.0 to 1
  - 4.9 Mt of spent-ore, at a grade of 0.85 g/t Au.
- Production starting in Q1 2009, continuing to Q2 2016.
- Ramp up to full production by the end of 2009.
- Production of 1.5 Mt milled per year (4,200 tonnes per day) to mid-2014, consisting of 3,500 tpd open pit ore, plus 700 tpd spent-ore.
- Production of 1.8 Mt milled per year (5,000 tonnes per day) for two additional years (to mid-2016), consisting entirely of spent-ore.
- Mill recovery of 90% for open pit ore, and 80% for spent-ore

REVENUE

- Gold price declining from near-current prices to long-term forecasts over time
  - $800 per ounce for 2009 to 2011, and
  - $750 per ounce thereafter.
- Refining and transportation charges of $175,000 per year.
- Municipal tax of 2% of gross gold value.
- Royalties totaling 5% of gross gold value.

COSTS

- Mine life capital totalling $46.8 million, consisting of
  - $12.8 million in sunk costs, as of January 31, 2008
  - $28.4 million in pre-production costs
  - $5.6 million in sustaining capital over the entire mine life.
- Average LOMP unit operating costs of

- Mining $ 1.49 per tonne moved
- Mining $ 9.52 per tonne open pit ore
- Spent-Ore $ 1.70 per tonne of spent-ore

Mining	$ 5.77 per tonne milled
Spent Ore	$ 0.75 per tonne milled
Processing	$ 9.82 per tonne milled
G&A	$ 1.27 per tonne milled
Total	$17.61 per tonne milled

CASH FLOW ANALYSIS

Cash flow results have been evaluated for two cases, on a Total Project basis, and going forward from January 31, 2008 (with costs previous to that considered as sunk). Differences between the two cases include $12.8 million in sunk capital costs, and a change in timing for purposes of discounted cash flow evaluation.

For the Total Project, the undiscounted after-tax cash flow totals $76.0 million over the mine life, and simple payback occurs by mid-2011 (2.4 years). The internal rate of return (IRR) is 34.3%. Net Present Values (NPVs) at various discount rates are as follows:

- NPV at 2% $65.0 million
- NPV at 5% $51.3 million
- NPV at 8% $40.4 million

Going forward from January 31, 2008, the undiscounted after-tax cash flow totals $88.7 million over the mine life, and simple payback occurs by late 2010 (1.8 years). The internal rate of return (IRR) is 62.0%. Net Present Values (NPVs) at various discount rates are as follows:

- NPV at 2% $79.1 million
- NPV at 5% $66.7 million
- NPV at 8% $56.4 million

TABLE 19-19 PRE-TAX CASH FLOW SUMMARY

Central Sun Mining Inc. – Orosi DFS

YEAR			YR -3 2006	YR -2 2007	YR -1 2008	YR 1 2009	YR 2 2010	YR 3 2011	YR 4 2012	YR 5 2013	YR 6 2014	YR 7 2015	YR 8 2016	TOTAL
Production		Days				259	365	365	366	365	365	365	184	
Open Pit Ore		'000 t				682	1,238	1,243	1,244	1,242	544	-	-	**6,195**
Gold Grade		g/t				2.23	2.13	1.87	1.84	2.13	0.80	-	-	**1.91**
Total Waste		'000 t				6,554	12,446	8,006	7,066	2,495	-	-	-	**36,566**
B.R.						11.1	10.0	6.4	5.7	2.0	-	-	-	**6.0**
Spent Ore - Leach Pad		'000 t				117	249	249	249	249	1,109	1,776	917	**4,912**
Gold Grade		g/t				1.00	1.00	1.00	1.00	1.00	0.83	0.81	0.80	**0.85**
Processing														
Total Milled		**'000 t**				**799**	**1,488**	**1,492**	**1,493**	**1,491**	**1,653**	**1,775**	**917**	**11,108**
Gold Grade		**g/t**				**2.02**	**1.94**	**1.72**	**1.70**	**1.94**	**0.82**	**0.81**	**0.80**	**1.44**
Recovery														
Open Pit Ore	90.0%	%				90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	**90.0%**
Spent Ore	80.0%					80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	**80.0%**
Refinery Recovery	99.5%	%				99.5%	99.5%	99.5%	99.5%	99.5%	99.5%	99.5%	99.5%	**99.5%**
Payable Gold		ozs				40,950	82,238	73,168	72,329	82,583	38,215	36,723	18,877	**442,875**
Revenue														
Gold Price	830	**US$/oz**				**800**	**800**	**800**	**750**	**750**	**750**	**750**	**750**	**$767**
Gross Value		US$ '000				32,780	65,784	58,535	54,247	61,937	27,161	27,542	14,008	**$341,974**
Refining & Transport		US$ '000				87	175	175	175	175	175	175	175	**$1,312**
Municipal Tax	2%	US$ '000				656	1,316	1,171	1,085	1,239	543	551	280	**$6,839**
Royalty	5%	US$ '000				1,638	3,289	2,927	2,712	3,097	1,358	1,377	700	**$17,099**
Total Revenue		**US$ '000**				**30,379**	**61,004**	**54,262**	**50,274**	**57,427**	**25,085**	**25,439**	**12,852**	**$316,723**
Costs														
Capital Costs			Incurred to 31 Jan 2008											
Process Plant		US$ '000		7,388	2,134	460	-	-	-	-	-	-	-	**$9,982**
Power		US$ '000		81	2,115	2,115	-	-	-	-	-	-	-	**$4,312**
Tailings		US$ '000		50	6,223	-	-	-	-	-	-	-	-	**$6,273**
Site Services		US$ '000		2,844	460	-	-	-	-	-	-	-	-	**$3,303**
Indirects (Incl. Freights & Permits)		US$ '000		2,403	10,285	2,781	-	-	-	-	-	-	-	**$15,469**
Contingency		US$ '000			1,363	461	-	-	-	-	-	-	-	**$1,804**
Sustaining		US$ '000				789	838	889	889	1,169	889	889	(750)	**$5,625**
Total		**US$ '000**		12,786	22,570	6,506	838	889	889	1,169	889	889	(750)	**$46,768**
Operating Costs														
Open Pit Mining		US$ '000				10,873	20,236	13,903	12,509	6,054	-	-	-	**$63,514**
Spent Ore		US$ '000				48	103	103	103	103	2,741	3,507	1,623	**$8,331**
Processing		US$ '000				7,244	15,198	15,238	15,245	15,227	15,692	16,023	8,305	**$108,172**
G&A		US$ '000				1,468	1,962	1,967	1,967	1,962	1,857	1,857	962	**$13,871**
Total Operating Costs		**US$ '000**				19,633	37,498	31,281	29,874	23,140	20,290	21,388	10,890	**$193,988**
Unit Costs														
Open Pit Mining		US$/t moved				1.52	1.48	1.51	1.51	1.57	-	-	-	**$1.49**
Open Pit Mining		US$/t milled				15.33	13.60	9.37	8.42	3.93	-	-	-	**$5.77**
Spent Ore		US$/t spent ore				0.41	0.41	0.41	0.41	0.41	2.47	1.98	1.77	**$1.70**
Spent Ore		US$/t milled				0.07	0.07	0.07	0.07	0.07	1.66	1.98	1.77	**$0.76**
Processing		US$/t milled				10.22	10.21	10.21	10.21	10.21	9.50	9.03	9.05	**$9.82**
G&A		US$/t milled				2.07	1.32	1.31	1.31	1.31	1.12	1.05	1.05	**$1.27**
Total		**US$/t milled**				27.69	25.25	20.97	20.02	15.52	12.26	12.05	11.87	**$17.61**
Cash Costs														
Total Cash Cost		US$/oz				528	514	486	468	335	618	640	645	**$495**
Capital Cost		US$/oz												**$106**
Total Production Cost		US$/oz												**$601**
Total Costs		**US$ '000**		12,786	22,570	26,229	38,332	32,170	30,763	24,329	21,179	22,277	10,140	**$26,291**
Cash Flow														
Operating Margin		**US$ '000**				10,747	23,611	22,981	20,401	34,287	4,795	4,052	1,962	**$122,735**
After-Tax Net Cash Flow		**US$ '000**		(12,786)	(22,570)	4,151	22,672	22,092	19,512	33,097	3,906	3,162	2,712	**$75,967**
Cumulative		**US$ '000**		(12,786)	(35,336)	(31,185)	(8,514)	13,578	33,090	66,187	70,093	73,255	75,967	
Payback		**years**												**2.4**
NPV			Total Project		Going Forward (from 31 Jan 2008)									
	0%	**US$ '000**	**$75,967**		**$88,733**									
	2%	**US$ '000**	**$65,000**		**$79,066**									
	5%	**US$ '000**	**$51,346**		**$66,679**									
	8%	**US$ '000**	**$40,308**		**$56,376**									
IRR		**%**	**34.3%**		**62.8%**									

The cash flow projection was also examined at an approximate current spot price of $900 per ounce. For the Total Project case, the undiscounted after-tax cash flow totals $128.6 million over the mine life, the internal rate of return (IRR) is 48.8%, and the NPV at a 5% discount rate is $90.3 million. For the going forward case, the undiscounted after-tax cash flow totals $141.4 million over the mine life, the internal rate of return (IRR) is 85.4%, and the NPV at a 5% discount rate is $107.6 million.

LOMP average annual gold production is 59,000 ounces, peaking at 83,000 ounces during open pit mining. Cash costs, excluding taxes and royalties, average $441 per ounce, consisting of $405 per ounce for open pit mining, and $580 per ounce for spent-ore. Total Cash Costs, as defined by the Gold Institute (including taxes and royalties) are $495 per ounce. Total Production Costs (including capital) are $601 per ounce for the Total Project case, or $572 per ounce for the going forward case.

SENSITIVITIES

NPV sensitivities were tested using a 5% discount rate. Gold price, open pit and spent-ore grades, capital cost, and operating costs were varied 10% to 20% above and below the Total Project case. Process recovery was varied by adding/subtracting 1% or 2%. Results are shown graphically in Figure 19-6, and summarized in Table 19-20.

FIGURE 19-6 SENSITIVITY ANALYSIS


NPV @ 5% (US$ million)
$120
$100
$80
$60
$40
$20
$-
-20%
-10%
Total Project Case
+10%
+20%
Pit Grade
SO Grade
Recovery
Au Price
Capex
Opex

Scott Wilson RPA notes that the Project is most sensitive to gold price, followed in order by open pit grade, operating costs, process recovery, spent ore grade, and capital cost. The gold price sensitivity ranges from the Mineral Reserve price of $625 per ounce, to the approximate current spot price of $900 per ounce. The open pit grade sensitivity ranges from the lowest-grade individual pit (the Zopilote area of the Mojón pit) to the highest-grade individual pit (Santa María). Operating cost upside may be realized through reductions in stripping ratio and achieving higher throughput of spent ore, while downside may occur due to renegotiation of a contract for open pit mining. The process recovery sensitivity covers the range of results obtained in testwork for optimizing grind size and leach retention time. The spent-ore grade sensitivity represents the range of possible grades from individual sources, from the current heap leach pad material (1.02 g/t Au) to certain cells from pre-CSM operations (0.68 g/t Au). Potential upside in the spent-ore grade may be realized by further work on screening efficiency.

TABLE 19-20 SENSITIVITY ANALYSES
Central Sun Mining Inc. – Orosi

Parameter Variables	Units	-20%	-10%	Base	+10%	+20%
Gold Price	US$/oz	613	690	767	843	920
Open Pit Grade	g/t Au	1.53	1.72	1.91	2.10	2.29
Spent-Ore Grade	g/t Au	0.68	0.77	0.85	0.94	1.02
Recovery	%	83	85	87	89	91
Operating Cost	US$/t	14.09	15.85	17.61	19.37	21.13
Total Capital Cost	$ millions	40	43	47	50	54

NPV at 5%	Units	-20%	-10%	Base	+10%	+20%
Gold Price	$ millions	3	27	51	75	99
Open Pit Grade	$ millions	14	33	51	70	89
Spent-Ore Grade	$ millions	41	46	51	57	62
Recovery	$ millions	41	46	51	57	62
Operating Cost	$ millions	80	66	51	37	22
Total Capital Cost	$ millions	57	54	51	48	45

20 INTERPRETATION AND CONCLUSIONS

In Scott Wilson RPA's opinion, the Orosi mill upgrade project has been advanced by CSM in a reasonable and professional manner. The Definitive Feasibility Study (DFS) indicates positive economic results can be obtained by conversion of the processing facilities from heap leaching to conventional milling.

Mineral Resource estimates are based primarily on RC drill samples. Results from a data verification audit indicate some bias in the low to medium grade fractions, however, differences in overall means of original and check assays are not considered statistically significant. For the data that Scott Wilson RPA reviewed, original assays varied from 14% lower to 6% higher than the check assays, depending on the lab. In considering the suitability of the data for use in resource estimation, it is Scott Wilson RPA's opinion that, while local areas may be impacted by the differences in the various grade fractions, overall estimates are reasonable.

The current Mineral Resource estimate for the Orosi Mine is comprised of two components: the unmined portions of the epithermal gold deposits; and the previously-mined material that has been crushed and processed by conventional heap-leach methods. Significant quantities of Mineral Resources exist exclusive of Mineral Reserves, and there is some potential for future conversion to Mineral Reserves, particularly in the event of higher gold prices.

Metallurgical testwork and batch process tests at Limón Mine indicate that a gold recovery of 90% can be achieved from open pit ore, assuming a grind size of 100 microns and 36 hour leach retention time. Testwork and process modelling on spent-ore indicates that a gold recovery of 80% can be achieved, and that spent-ore can be processed as an incremental addition to mill feed, since it requires less crushing and grinding than open pit ore.

Data from the test at Limón also shows that the Orosi Mine ore may be a good candidate for gravity concentration. No lab gravity tests have been completed to date,

however, gold grades from samples collected during the test indicate the circulating load in the grinding circuit has a much higher grade than the feed material.

Mining is anticipated to be similar to past operations at Orosi Mine, utilizing an open pit mining contractor. In Scott Wilson RPA's opinion, there is a risk of cost increases when the mining contract is re-negotiated.

The Life of Mine Plan for Orosi indicates that Mineral Reserves of 11.0 million tonnes, at an average grade of 1.44 g/t Au, will be mined over eight years, starting in April 2009. Gold production is projected to total 443,000 ounces. Cash costs are projected to average $441 per ounce, excluding royalties and taxes. The economic analysis is most sensitive to gold price.

An Environmental Impact Assessment (EIA) for the mill upgrade project has been completed, submitted, and approved. The EIA concluded that, given proper design and management, the Project should not present significant negative social or environmental impacts to the region.

21 RECOMMENDATIONS

Scott Wilson RPA recommends that CSM continue with development and construction of a conventional mill for the Orosi Mine, and resume operations, as detailed in the DFS. The budget for the Project is equal to the pre-production capital cost estimate of $41.1 million, less expenditures to date.

CSM's land holding within La Libertad district offers excellent exploration potential and considerably more exploration work is warranted. Development of a substantial work program is recommended, which may include geophysical and geochemical surveys, trenching, mapping, prospecting, and drilling.

Further to the main recommendations discussed above, Scott Wilson RPA recommends that:

- An external audit of the policies, procedures and equipment at the Orosi lab be made.
- The mine adopt a rigorous system designed to track and record production, and reconcile results with the Mineral Resource/Mineral Reserve estimates.
- Additional metallurgical testwork be completed to optimize mill performance.

22 REFERENCES

Amec Americas Ltd., 2007, Libertad Scoping Study – Scoping Study – Rev 1 (Used Equipment). May 2007

Bikerman, D., 2002, Reserve Estimate – Cerro Mojón Project – September 30, 2002, prepared by Bikerman Engineering & Technology Associates, Inc.

Chlumsky, Armbrust and Meyer, LLC, 2003. Mineral Reserve Audit, Cerro Mojón Project, Republic of Nicaragua.

Corbett, G. J., and Leech, T. M., 1997. Southwest Pacific Rim, Gold-Copper Systems: Structure, Alteration and Mineralization. Short course manual, May 1997.

Darce, M., 1990, Mineralogic Alteration Patterns in Volcanic Rocks of the La Libertad Gold Mining District and Its Surroundings, Nicaragua: Econ. Geol., vol. 85, p. 1059-1070.

DCR Ingenieros, S.R.Ltda., 2007. Open Pit Slope Stability Study – Mina La Libertad – October 2007.

Glencairn Gold Corporation, 2005, 2006, Various internal reports and data for La Libertad.

Halenius, U., 1983, A mineralogical investigation of the gold-bearing vein-type deposits at La Libertad, El Limón and Rincon Garcia, Nicaragua: Swedish Geological In-house report.

Hardyman, R., 1998, La Libertad Mapping Report, Internal company report by R. Hardyman, geological consultant, Reno, NV.

Lacayo, M., G. Silva, and F. Moreno, 2007, Estudio de Impacto Ambiental – Proyecto "Recomersion del Sistema Procesamiento Mineral y Reproceso de Mineral Lixiviado". October 18, 2007.

McBirney, A.R., and Williams, H., 1965, Volcanic history of Nicaragua: Berkley, Univ. California Geol. Sci. Pub., vol. 55, p. 1-69.

Mine Development Associates, 1998, Review of Check Assays, Reno, Nevada, October 5, 1998.

Minera Nicaragüence S.A., 1998, Feasibility Study for the Cerro Mojón Project; Sections 2, 4, 6, 7, 8 and 12.

Morales, A., Vivallo, W., Darce, M., 1989, Fluid Inclusions Studies of Epithermal Gold-Bearing Quartz Veins in the La Libertad District, Nicaragua: Department of Geology, Stockholm Univ., Stockholm, Sweden.

Pearsons Corporation, 1972, The geology of western Nicaragua: Nicaraguan Tax Improvement and Natural Resources Inventory Project, Final Tech. Rpt., vol. 4, p. 220.

Scott Wilson RPA, 2006. Technical Report on La Libertad Project, Nicaragua. November 14, 2006.

Scott Wilson RPA, 2008. Feasibility Study on the Orosi Gold Mine, Nicaragua. Draft document, June 2008.

Yamana Gold Inc., 2005, 2006, Various internal reports and data for La Libertad.

23 SIGNATURE PAGE

This report titled **"Technical Report on the Orosi Mine, Nicaragua"** and dated June 26, 2008, was prepared by and signed by the following authors:

	(Signed and Sealed)
Dated at Toronto, Ontario June 26, 2008	Jason J. Cox, P.Eng. Supervisor of Mine Engineering
	(Signed and Sealed)
Dated at Vancouver, British Columbia June 26, 2008	Peter A. Lacroix, P.Eng. Associate Mining Engineer
	(Signed and Sealed)
Dated at Toronto, Ontario June 26, 2008	David A. Ross, P.Geo. Senior Geologist
	(Signed and Sealed)
Dated at Reno, Nevada June 26, 2008	John Rust Senior Metallurgist

24 CERTIFICATE OF QUALIFICATIONS

JASON J. COX

I, Jason J. Cox, P.Eng., as an author of this report entitled "Technical Report on the Orosi Mine, Nicaragua", prepared for Central Sun Mining Inc., and dated June 26, 2008, do hereby certify that:

1. I am a Supervisor of Mine Engineering with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of the Queen's University, Kingston, Ontario, Canada, in 1996 with a Bachelor of Science degree in Mining Engineering.

3. I am registered as a Professional Engineer in the Province of Ontario (Reg.# 90487158). I have worked as a Mining Engineer for a total of 12 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - Review and report as a consultant on numerous mining operations and projects around the world for due diligence and regulatory requirements.
    - Planning Engineer to Senior Mine Engineer at three North American mines
    - Contract Co-ordinator for underground construction at an American mine

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Orosi Mine on August 20 and 21, 2007.

6. I am responsible for overall preparation of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 23rd day of June, 2008

(Signed & Sealed)

Jason J. Cox, P.Eng.

PETER A. LACROIX

I, Peter A. Lacroix, P.Eng., as an author of this report entitled "Technical Report on the Orosi Mine, Nicaragua" prepared for Central Sun Mining Inc., and dated June 26, 2008, do hereby certify that:

1. I am an Associate Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 388, 130 West Pender Street, Vancouver, BC, V6E 4A4 and Principal, Lacroix & Associates, 1931 128 Street, Surrey, BC, V4A 3V5.

2. I am a graduate of the University of Alberta, Edmonton, Alberta, Canada in 1983 with a Bachelor of Science degree in Mining Engineering with Distinction.

3. I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 22528). I have worked as a mining engineer for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:

    - Mineral Resource and Reserve estimation, mine planning, feasibility studies, economic analysis, due diligence, independent review and audit on numerous mining projects and operations world wide
    - Various engineering and mining-related positions at three Canadian mines
    - Various senior positions at the corporate offices of a middle tier base metal and gold producer including Manager Engineering, Manager Operations and Manager Acquisitions & Project Development
    - Principal Mining Consultant for two international consulting firms
    - Associate Mining Consultant for various mining consulting firms on numerous mining projects and operations world wide
    - Principal, Lacroix & Associates, an independent wholly-owned mining consulting firm providing mining consulting services since 1997.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Orosi Mine on June 20 and 21, 2006 and February 6 and 7, 2007.

6. I am responsible for the preparation and documentation of Mineral Resource estimates for Mojón, Crimea and Santa María deposits contained in the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. Other than the preparation of the previous technical report entitled: "Technical Report on La Libertad Project, Nicaragua" dated October 31, 2006, I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

Dated this 23rd day of June, 2008.

(Signed & Sealed)

Peter A. Lacroix, P. Eng.

DAVID A. ROSS, M.SC., P.GEO.

I, David A. Ross, P.Geo., as an author of this report entitled "Technical Report on the Orosi Mine, Nicaragua", prepared for Central Sun Mining Inc., and dated June 26, 2008, do hereby certify that:

1. I am a Senior Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2. I am a graduate of Carleton University, Ottawa, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen's University, Kingston, Ontario, Canada, in 1999 with a Master of Science degree in Mineral Exploration.

3. I am registered as a Professional Geologist in the Province of Ontario (Reg.#1192). I have worked as a geologist for a total of 14 years since my graduation. My relevant experience for the purpose of the Technical Report is:

    - Review and report as a consultant on numerous mining and exploration projects around the world for due diligence and regulatory requirements:
    - Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Orosi Mine from March 20 to 30, 2008 and from June 20 to 23, 2007.

6. I am responsible parts of sections 1, 7 to 17, and 20 to 22 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 23rd day of June, 2008

(Signed & Sealed)

David A. Ross, M.Sc., P.Geo.

JOHN C. RUST

I, John C. Rust, as an author of this report entitled "Technical Report on the Orosi Mine, Nicaragua" prepared for Central Sun Mining Inc., and dated June 26, 2008, do hereby certify that:

1. I am senior metallurgist with AMEC Americas Limited of Reno, Nevada.

2. I am a graduate of the South Dakota School of Mines and Technology in 1984 with a Bachelor of Science degree in Metallurgical Engineering.

3. I am registered as a member AusIMM, number 227711. I have worked as a metallurgical engineer for a total of 20 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   - Various operational and technical positions with operating mining companies.
   - Served as a consultant in the evaluation of mineral processing facilties.
   - Completed feasibility studies of gold processing facilities.
   - Process engineer for detailed design of a gold processing plants.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Orosi Mine on March 5 through March 15, 2007, and August 20 to 21, 2007.

6. I am responsible for preparation of Section 16 Mineral Processing and Metallurgical Testing of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 23rd day of June, 2008.

(Signed & Sealed)

John C. Rust

25 APPENDIX 1 - RESOURCE ASSAY PROBABILITY PLOTS

FIGURE 25-1 PROBABILITY PLOT OF ASSAY VALUES LOCATED WITHIN THE MASSIVE VEIN


** PROBABILITY DISTRIBUTION PLOT OF AU1 **

FIGURE 25-2 PROBABILITY PLOT OF ASSAY VALUES LOCATED WITHIN THE STRINGER/STOCKWORK ZONE



** PROBABILITY DISTRIBUTION PLOT OF AU1 **

FIGURE 25-3 PROBABILITY PLOT OF ASSAY VALUES LOCATED WITHIN THE COLLUVIUM


** PROBABILITY DISTRIBUTION PLOT OF AU1 **

26 APPENDIX 2 VARIOGRAPHY

FIGURE 26-1 VARIOGRAM FOR ZONE 101


Mojon - Zone 101 - Rotation Meds (150,-75,0)
1.2000
1.1000
1.0000
0.9000
0.8000
0.7000
0.6000
0.5000
0.4000
0.3000
0.2000
0.1000
0.0000
0
20
40
60
80
100
120
140
160
180
Lbtd101_12_hrz_global
c0
(a1,c1)
Model

FIGURE 26-2 VARIOGRAM FOR ZONE 101


Mojon - Zone 201 - Rotation Meds (144,-85,0)
1.2000
1.1000
1.0000
0.9000
0.8000
0.7000
0.6000
0.5000
0.4000
0.3000
0.2000
0.1000
0.0000
0
20
40
60
80
100
120
140
160
180
Lbtd201_12_hrz_global
c0
(a1,c1)
Model

FIGURE 26-3 VARIOGRAM FOR ZONE 401


Mojon - Zone 401 - Rotation Meds (152,-82,0)
Lbtd401_12_hrz_global
c0
(a1,c1)
Model

FIGURE 26-4 VARIOGRAM FOR COLLUVIUM


Colluvium
Colluvium_global
c0
(a1,c1)
Model

27 APPENDIX 3 BLOCK MODEL SECTIONS


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
PCR-012
PCR-016
STD-022
PCR-053
PCR-062
PCR-378
PCR-707
PCR-477
TRM-009
March 2007 Surface
Economic Outline
Design Pit
Bedrock Surface
Figure 27-1
Central Sun Mining Inc.
Orosi Gold DFS
Nicaragua, Central America
Mojon Block Model
Vertical Cross Section 2000
(Looking WSW)
June 2008


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
PCR-005
PCR-042
STD-019
PCR-700
STD-026
March 2007 Surface
Bedrock Surface
Design Pit
Economic Outline
550
500
450
400
350
Figure 27-2
Central Sun Mining Inc.
Orosi Gold DFS
Nicaragua, Central America
Mojon Block Model
Vertical Cross Section 2375
(Looking WSW)
June 2008


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
PCR-199
PCR-204
STD-001
PCR-350
PCR-339
PCR-370
PCR-37A
PCR-340
March 2007 Surface
Design Pit
Economic Outline
Bedrock Surface
Central Sun Mining Inc.
Orosi Gold DFS
Nicaragua, Central America
Mojon Block Model
Vertical Cross Section 2675
(Looking WSW)
June 2008

Figure27-3


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
Design Pit
Bedrock Surface
550
500
450
400
300
49400 N
48450 E
49425 N
48500 E
49450 N
48550 E
49475 N
48600 E
49500 N
48650 E
49525 N
49575 N
48750 E
49600 N
48800 E

Figure 27-4

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Mojon Block Model
Longitudinal Section
(Looking NNW)

June 2008


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
Original Topography
Surface
Economic Outline
RCK1
Massive Unit
500
450
400
350
300
550

Figure 27-5

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Mojon Block Model Longitudinal Section (Looking NNW)

June 2008


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
DDH95
STD-012
PCR-093
PCR-381
PCR-188
PCR-408
PCR-621
PCR-624
PCR-617
Design Pit
Economic Outline
June 2008

Figure 27-6

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Crimea Block Model

Vertical Cross Section 3800

(Looking WSW)


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
DDH93
DDH30
Design Pit
Bedrock Surface
Economic Outline
Original Topography
June 2008

Figure 27-7

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Crimea Block Model
Vertical Cross Section 3900
(Looking WSW)


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
PCR-648
PCR-544
Original Te
Bedrock Surface
March 2007 Surface
Veins
Figure 27-8
Central Sun Mining Inc.
Orosi Gold DFS
Nicaragua, Central America
Crimea Block Model
Vertical Cross Section 4075
(Looking WSW)
June 2008


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
Economic Outline
Figure 27-9
Central Sun Mining Inc.
Orosi Gold DFS
Nicaragua, Central America
Crimea Block Model
Longitudinal Section
(Looking NNW)
June 2008


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
Original Topography
Bedrock Surface
Design Pit
RCK
DDH55
DDH59
DDH61
PCR-690
600
550
500
450
400
350
49800 N
60100 E
60075 E
49850 N
60050 E
49900 N
60025 E
49950 N
49975 E
50000 N
49750 N
60125 E
49700 N
60150 E
June 2008

Figure 27-10

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Santa Maria Block Model
Vertical Cross Section 3650
(Looking WSW)


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
PCR-670
PCR-094
PCR-714
March 2007 Surface
Bedrock Surface
Economic Outline
600
550
500
450
400
350
60125 E
60000 N
60150 E
60225 E
49850 N
60250 E
49800 N
60275 E
49750 N
60300 E
49700 N
60325 E
60350 E

Figure 27-11

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Santa Maria Block Model
Vertical Cross Section 3800
(Looking WSW)

June 2008


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
DDH48
PCR-701
PCR-731
DDH62
Design Pit
Bedrock Surface
March 2007 Surface
650
600
550
500
450
June 2008

Figure 27-12

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Santa Maria Block Model
Vertical Cross Section 4075
(Looking WSW)


g/t Au
< 0.0
>= 0.0
>= 0.5
>= 1.0
>= 1.5
>= 2.0
>= 2.5
>= 3.0
>= 3.5
>= 4.0
>= 4.5
>= 5.0
Design Pit
Economic Outline

Figure 27-13

Central Sun Mining Inc.

Orosi Gold DFS

Nicaragua, Central America

Santa Maria Block Model
Longitudinal Section
(Looking NNW)

June 2008